
02067919

DEC 2 3 2002

AR/S
P.E.
9/30/02



If There's A Better Business To Be In...

PROCESSED
DEC 3 0 2002
THOMSON
FINANCIAL

The Scotts Company 2002 Summary Annual Report


5,000
Scotts

ORTHO
INSECT KILL



Net Sales
(in billions)
$1.06
$1.55
$1.65
$1.69
$1.76
98
99
00
01
02





Scotts U. S. Market Share
45%
47%
49%
51%
52%
98
99
00
01
02


Water Soluble
Plant Food






Please, Let Us Know.

We certainly can't think of one. After all, what can be better than providing consumers the products they need to make their lawns greener, their trees stronger and their gardens more beautiful? And while we're focused on helping to make the world more beautiful, The Scotts Company also has more than just a few other things in its favor:

The strongest, most committed team in the industry

Industry-leading brands and market shares

Strong relationships with our retail partners

A passionate and growing consumer base

Plans for continued growth and profitability

A focus on shareholder value

Need more? How about our proven track record. Our commitment to innovation. Our dedication to the environment and the communities in which we live and work.

As we said: If there's a better business to be in, please, let us know.

Fellow Shareholders,

Entering fiscal 2002, we said our success in the year would be defined by a single word: Execution.

Indeed, it was.

Scotts set aggressive goals for 2002, radically changed its incentive program to align with those goals and then remained focused on execution. As a result, we exceeded expectations in nearly every performance metric:

- Record sales
- Record earnings
- Record cash flow
- Record customer service

Our improved advertising strategy and the strength of our brands allowed Scotts to outperform the industry again, as consumer purchases of our branded products in the U.S. increased 10 percent for the full year. This helped Scotts set a fifth record in 2002, gaining another market share point to 52 percent.

Scotts LawnService made a series of key acquisitions and grew another 84 percent. Now as the No. 2 player in the lawn service industry, Scotts LawnService has achieved the critical mass necessary to be a meaningful ongoing contributor to our overall performance.

The North American supply chain achieved its costs savings target of $15 million while improving customer service levels to an all-time high. Working capital management was outstanding and included a 27 percent reduction in inventory. The combination of strong earnings and working capital management drove free cash flow of $161 million.

We also continued to make progress on our return on invested capital initiatives as ROIC improved 108 basis points. Finally, our European business doubled its profitability and met its bottom line goal for the first time.

All of us are proud of these results – and should be. From manufacturing to marketing, and everywhere in between, all of our associates participated in our success. As a shareholder, you should be confident in the depth and breadth of our worldwide team.

Fiscal 2002 – The Year in Review

What's especially gratifying about our record 2002 performance is that it came on the heels of a rather sluggish performance in 2001. Last year's shareholder letter boldly vowed, "We can do better – and we intend to prove it." I believe we lived up to that commitment.

By leveraging the strength of our brands and industry-leading advertising, Scotts helped propel growth of 9 percent in the overall lawn and garden category in the U.S. And, true to our history, we outperformed our competitors again as consumer purchases of Scotts products in the U.S. grew by 10 percent, according to Triad.

Why did we win in 2002? While our brands obviously are important, just as crucial was getting our team properly focused. Entering the year, we abandoned our previous incentive plan that was based solely on earnings per share. In 2002, we measured success on the metrics we knew mattered most to our shareholders and retail partners: sales, net income, return on invested capital, debt reduction and customer service. With the exception of sales, we exceeded our plan on all fronts.

Adjusted net income, excluding impairment, restructuring and non-recurring items, increased 64 percent to $104.3 million, or $3.29 per diluted share – well above the 45 to 50 percent growth we originally projected. Including impairment, restructuring and non-recurring items, net income was $82.5 million, or $2.61 per diluted share, compared with $15.5 million in fiscal 2001, or $0.51 per diluted share.

Sales increased 4 percent to $1.76 billion from $1.69 billion in 2001. While we fell short of plan on this metric, our strong fourth quarter brought us closer to our goals.

We exceeded our goal related to ROIC – up 108 basis points to 9.1 percent. Scotts moved closer to our objective of reaching the average of our consumer products peers. Already, our ROIC is well above the average of our small- and mid-cap peers but still trails the larger companies in our group.

Finally, our performance in customer service demonstrated why

A Note of Gratitude


Charles M. Berger

When Chuck Berger came to Scotts as CEO in 1996, everything changed. Scotts began thinking, and acting, like a branded consumer products company. We also began thinking and acting like a leader. Under Chuck's direction, Scotts consistently grew the overall lawn and garden category, and then captured the majority of that growth. Our market share climbed steadily in the United States and Scotts eventually became a leader in the global market place, making key acquisitions in the UK, France and Germany. We all learned from Chuck's vision and leadership and everyone associated with Scotts owes him a tremendous debt of gratitude.


John Kenlon

As a member of our Board of Directors, John Kenlon was never very visible to the outside world. What too few people realized is that John was a driving force in making Scotts the company it is today. He became the second outside employee of Miracle-Gro in 1960 and worked side by side with founder Horace Hagedorn in building one of the most successful consumer brands ever. John was the architect of a business model that not only allowed Miracle-Gro to flourish, but ultimately allowed the company to complete a successful merger with Scotts. Saying "thank you" seems woefully inadequate for John's 42 years of service.

Scotts has become such an important partner to the world's top merchants. Our customer service rates in the year increased to 98 percent – a significant improvement from 92 percent in 2001. While we exceeded our goal here, we know there is still room to improve.

2003 – A Continued Focus on Execution

In fact, we know there is room to improve on nearly all fronts. So for 2003 – a year in which we will balance our near-term growth with investments that will help cement our future success – we have set the bar even higher. It will be another year in which discipline, focus and execution will be essential to winning.

In 2003, we anticipate 7 to 9 percent sales growth, driven by strong growth in our North American consumer business as well as a continued focus on aggressively growing Scotts LawnService.

Our North American supply chain, which already has created a sustainable competitive advantage for Scotts, is expected to continue to improve. We expect supply chain cost savings to surpass the $15 million achieved in 2002 and customer service levels to continue to improve.

On the bottom line, we are projecting adjusted net income to grow at least another 15 percent, maintaining Scotts' track record as a strong growth story – especially compared to our consumer products peers.

These strong results are expected even as Scotts makes significant new investments.

Because advertising is key to our growth and our relationship with consumers, media spending is expected to increase 20 percent in 2003 and remain focused on television and radio. We will continue to focus on prime time TV and our advertising copy will be more competitive than ever – helping the consumer understand that our products convincingly outperform the value brands. History proves that advertising brings lawn and garden enthusiasts into the store and helps grow the category. We believe this investment will have both short- and long-term benefits for our business.

Scotts also is investing in untapped opportunities in unbranded segments of lawn and garden like pottery, watering equipment and garden tools. We will spend considerable effort exploring these opportunities in 2003 and developing a launch strategy in at least one of these categories for 2004.

We also will invest to grow sales with independent retailers in the U.S. in 2003, which now account for about 20 percent of sales. With programs designed to help these retailers differentiate themselves from big-box retailers, Scotts will help these important partners continue to grow.

Finally, Scotts will invest in the first year of a three-year growth and integration program in Europe. From 2003 to 2005, Scotts will invest $50 to $60 million in this project, which will be comprised of capital expenditures, restructuring charges and operating expense. We expect EBITA and ROIC to grow significantly as a result of these efforts – perhaps even doubling from their current levels by 2005.

No Better Business to Be In

Given our track record for growth, our outstanding results in 2002 and strong outlook for 2003, I believe Scotts has rightly taken its place on the stage as one of the world's top consumer products companies.

JAMES HAGEDORN



PRESIDENT AND CEO

We have set high goals for 2003, but we're confident in our ability to reach them. Once again, our performance goals will be aligned with those that are important to our shareholders and retail partners. We will measure our success in 2003 based on sales, net income, customer service, return on invested capital and free cash flow.

On a personal note, I want to acknowledge and thank my predecessor, Chuck Berger, who announced recently he will retire as Chairman in January 2003. Chuck's place in Scotts' history will never be forgotten, and we pay tribute to his contributions on page 2. I also want to thank John Kenlon, who also will be leaving the board. As a pioneer in our industry, John also was key to our long-term success.

Both Chuck and John personify the passion of every Scotts associate. It's a passion that has allowed Scotts to succeed for 135 years and will also ensure our future success.

Throughout our company, we understand the issues that drive our business and are committed to gardeners everywhere, as well as to our retail partners. We also understand and are committed to the issues that drive economic value for our shareholders. That's why we believe there really is no better business to be in – and there's no better company than Scotts.

Sincerely,

Jim Hagedorn

James Hagedorn
President and Chief Executive Officer

December 6, 2002

Is there a better business to be in than lawn and garden? And is anyone else better positioned within that industry than Scotts? **You decide.**

Gardening is the No. 1 outdoor leisure activity in the United States and is becoming more popular each year. By some estimates, more than 85 million American households participate in lawn and garden at some level, and the average household spends nearly $450 a year in the category. Since people are more likely to garden as they get older, demographics suggest the category is poised for continued growth.

And no one is better positioned to benefit from that growth than Scotts and its shareholders.

On the strength of the industry's top brands, Scotts is No. 1 in every major country in which it operates. Its market share in the United States increased in fiscal 2002 to 52 percent and, on average, Scotts has 24 percent market share in Europe. Our brands also enjoy the No. 1 market share position in every retail category of lawn and garden in which they compete in the U.S.

Our strong market position didn't happen by luck. Scotts' brands are supported with an annual investment of approximately $100 million in advertising. In 2002, the Scotts brands made more than 8 billion consumer advertising impressions in the United States – nearly double the number of impressions just five years ago. Today, nearly 4 out of 5 advertising messages in the lawn and garden industry come from Scotts.

For 2003, Scotts plans to increase its media spending by another 20 percent.

Why? History has shown a direct correlation between advertising impressions and improved results. In 2002, for example, Scotts supported its new Turf Builder® with SummerGuard™ product with a national advertising program. The result: Purchases of SummerGuard were 60 percent higher than the product it replaced – one that was not supported by advertising. Consumer demand for SummerGuard was so high that Scotts depleted its entire inventory.

Exporting "The Scotts Model"

The strength of our industry-leading advertising is becoming more apparent on a company-wide basis. In the United Kingdom, consumer purchases of Evergreen®, Weedol®, Miracle-Gro® and Roundup® all increased double digits in 2002 after a 30 percent increase in advertising spending. Similar results occurred in France and Germany when we increased our advertising for Fertilgene® and Substral®, respectively.

Because we're confident that "The Scotts Model" for advertising will continue to work, we're also increasing our advertising efforts again in Europe for 2003.

While advertising builds awareness, performance builds trust. And that trust is why consumers keep coming back to Scotts. University trials, as well as field tests, show that products in the Scotts portfolio consistently outperform the competition, allowing consumers to enjoy greener lawns, healthier trees and larger, more beautiful flowers.







®Roundup is a registered trademark of Monsanto Technology, LLC.





History has shown a correlation between advertising impressions and the sale of Scotts products. Consumer awareness of the Company's brands, which far outpaces that of the competition, also is aided by advertising.


GARDENING IS THE NUMBER ONE OUTDOOR
LEISURE ACTIVITY IN THE UNITED STATES.





Scotts LawnService has Quickly Become the No. 2 Player in the Lawn Service Industry.





INNOVATION





EXECUTION



Leveraging the strength of the industry's leading brands has been an integral part of Scotts' success. In recent years, we have succeeded with Miracle-Gro Potting Mix, Turf Builder Grass Seed and Scotts LawnService. In 2003, Miracle-Gro Select Plants will be available nationwide in the latest effort to leverage one of our most powerful brands.

Leveraging the Brands for Continued Growth

Based on consumers' strong trust and acceptance of our brands, Scotts believes it can leverage those brands to further grow its business in 2003 and beyond.

Underserved retail channels such as supermarkets and independent retailers – especially hardware and garden centers – are a major growth target for Scotts in 2003. We are rolling out new products and brands that will help these customers differentiate themselves from the big-box retailers. We also have been exploring opportunities with some of the nation's largest supermarket chains.

In its effort to "brand the yard," Scotts also is exploring opportunities in adjacent aisles of the lawn and garden department that carry products such as pottery, watering equipment and garden tools. We hope to have a presence in some of these segments by the end of 2003, but most of the year will be focused on researching our opportunities and developing a launch strategy for 2004.

Our confidence in growing the business by leveraging the brands is not based on a hunch. Rather, it stems from a proven track record of winning.

Within the last five years, Scotts has added hundreds of millions of dollars of new revenue to the Company through product extensions or new product offerings.

Miracle-Gro® Potting Mix, introduced just five years ago, had sales of more than $100 million in 2002 and has become the market leader in its category. By enhancing our soils to improve their performance, our growing media business has been transformed from a low-margin commodity business into the second most profitable business in the Scotts portfolio. Along the way, we also have enhanced the profitability and productivity of our retailers, making Scotts an even more important partner to them.

Another example of this win-win proposition is in the grass seed category. We've had great success with Turf Builder® Grass Seed, which was introduced two years ago and is offered exclusively at The Home Depot. In two years, we have spurred double-digit growth in the category and nearly doubled our market share in grass seed – demonstrating our ability to grow the category and capture the majority of that growth. This program also helped one of our major retail partners gain market share, reduce the number of SKUs and improve its profitability.

For the 2003 gardening season, we're equally excited about the national rollout of Miracle-Gro Select Plants®, which will be offered exclusively at Lowe's.

Overall, live goods is more than a $5 billion category and is virtually unbranded. By bringing the Miracle-Gro® brand to this category and by building relationships with a network of growers, we will offer consumers value-added annual and perennial plants that are larger and more colorful, and make gardening more fun and rewarding. The program not only will help build traffic with one of our largest accounts, but also contribute to the overall profitability of both companies.

Expanding into the Service Industry

The strength of our brands expands beyond retail. In just three years, Scotts LawnService® has grown from less than a $20 million business to one that finished 2002 with a 12-month run rate of $110 million in system-wide revenue. Our expectation is this business will grow at least another 60 percent in 2003 and double its profitability.

In the nearly $4 billion "do-it-for-me" lawn service business, Scotts LawnService® has quickly become the industry's No. 2 player and has a presence in more than 60 of the country's top 100 lawn service markets. Our goal is to be in all 100 by 2005. And with a second goal of achieving $500 million in system-wide service revenue within the next five years, there is plenty more growth on the horizon.

Scotts LawnService promises to improve company-wide margins and drive our bottom line performance as well. Mature branches can achieve operating margins of more than 25 percent – well above our company average.

Scotts LawnService clearly benefits from the Company's overall investment in media. This business has enjoyed tremendous success

because consumers know and trust the brand to give them a green, lush, weed-free lawn. That trust has allowed Scotts LawnService to achieve the industry's highest customer retention rates and the lowest customer acquisition costs – two of the most important metrics in determining success in that business.

Improving Supply Chain to Enhance Performance

Our ability to accelerate bottom line growth is also the result of recent investments that helped us reduce our costs while improving customer service.

The Company's North American supply chain achieved more than $15 million in savings during fiscal 2002 through efficiencies in purchasing, manufacturing and distribution. Scotts not only has achieved cost savings, but has created a sustainable competitive advantage. When our top retail partners moved closer to a just-in-time delivery system last year, our supply chain responded by achieving a record high customer service rate. Fill rates increased from 92 percent in 2001 to 98 percent in 2002, a remarkable achievement given the dramatic changes in the retail environment in 2002. What's even more impressive is that Scotts achieved a 27 percent reduction in company-wide inventory to accompany these efforts.

Supply chain initiatives were a major factor in helping the Company improve its Return on Invested Capital (ROIC) by more than 100 basis points in fiscal 2002. Scotts remains committed to achieving ROIC at least as high as the average of its industry peer group.

Longer term, improvements in ROIC will be aided by integrating and globalizing our International businesses. Scotts will invest $50-60 million over the next three years to strengthen both its International Consumer and Global Professional businesses. This investment will be comprised of capital expenditures, restructuring and other charges, as well as operating expense. By rationalizing our manufacturing facilities, integrating our supply chain and implementing an integrated SAP platform throughout Europe, Scotts expects ROIC and EBITA from these businesses to double from current levels by 2005.

Is There a Better Business?

The combination of industry-leading brands and market shares, continually improving relationships with consumers and retailers – as well as initiatives that make Scotts more efficient – is a recipe for enhanced shareholder value.

Whether through increased advertising efforts, leveraging our brands in existing categories or the continued aggressive expansion of Scotts LawnService, Scotts is committed to growing our categories and capturing the majority of the growth. We also must invest in other efforts to provide for future growth, whether it be in new channels like grocery or in unbranded aisles of existing lawn and garden departments.

Scotts is committed to adding value for all of its key audiences – consumers, retailers, associates and shareholders. That's why we believe there is no better business to be in than lawn and garden, and why there is no company within the industry better positioned to succeed than Scotts.









Scotts has created a sustainable competitive advantage by developing the industry's leading supply chain. Through investments in technology and people, Scotts has reduced costs while simultaneously increasing customer service to record levels.









CONSUMER PURCHASES OF MIRACLE-GRO POTTING MIX INCREASED 24% IN FISCAL 2002.

Selected Financial Data: Five-Year Summary

For the fiscal year ended September 30, (in millions except per share amounts)	2002	2001	2000	1999	1998
OPERATING RESULTS:					
Net sales	$1,760.6	$1,695.8	$1,656.2	$1,550.6	$1,066.0
Gross profit	634.9	596.4	603.8	563.3	351.0
Income from operations	239.2	116.4	210.2	196.1	94.1
Income before extraordinary items and cumulative effect of change in accounting	101.0	15.5	73.1	69.1	37.0
Income applicable to common shareholders	82.5	15.5	66.7	53.5	26.5
Depreciation and amortization	43.5	63.6	61.0	56.2	34.5
FINANCIAL POSITION:					
Working capital	278.3	249.1	234.1	274.8	135.3
Property, plant and equipment, net	329.2	310.7	290.5	259.4	197.0
Total assets	1,901.4	1,843.0	1,761.4	1,769.6	1,035.2
Total debt	829.4	887.8	862.8	950.0	372.5
Total shareholders' equity	593.9	506.2	477.9	443.3	403.9
CASH FLOWS:					
Cash flows from operating activities	224.3	65.7	171.5	78.2	71.0
Investments in property, plant and equipment	57.0	63.4	72.5	66.7	41.3
Cash invested in acquisitions, including payments on seller notes	63.0	37.6	19.3	506.2	151.4
RATIOS:					
Operating margin	13.6%	6.9%	12.7%	12.6%	8.8%
Current ratio	1.6	1.5	1.6	1.7	1.6
Total debt to total book capitalization	58.3%	63.7%	64.3%	68.2%	48.0%
Return on average shareholders' equity (book value)	15.0%	3.1%	14.5%	12.6%	6.7%
PER SHARE DATA:					
Basic earnings per common share	$ 2.81	$ 0.55	$ 2.39	$ 2.93	$ 1.42
Diluted earnings per common share	2.61	0.51	2.25	2.08	1.20
Price to diluted earnings per share, end of period	16.0	66.9	14.9	16.6	25.5
Stock price at year-end	$ 41.69	$ 34.10	$ 33.50	$ 34.63	$ 30.63
Stock price range–High	50.35	47.10	42.00	47.63	41.38
Stock price range–Low	34.45	28.88	29.44	26.63	26.25
OTHER:					
EBITDA	282.6	180.0	271.2	252.3	128.6
EBITDA margin	16.1%	10.6%	16.4%	16.3%	12.1%
Interest coverage (EBITDA/interest expense)	3.7	2.1	2.9	3.2	4.0
Average common shares outstanding	29.3	28.4	27.9	18.3	18.7
Common shares used in diluted earnings per common share calculation	31.7	30.4	29.6	30.5	30.3
Dividends on Class A Convertible Preferred Stock	$ 0.0	$ 0.0	$ 6.4	$ 9.7	$ 9.8

NOTE: Prior year presentations have been changed to conform to fiscal 2002 presentation; these changes did not impact net income.

EBITDA is defined as income from operations, plus depreciation and amortization. We believe that EBITDA provides additional information for determining our ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient to meet cash requirements. EBITDA margin is calculated as EBITDA divided into net sales. Our measure of EBITDA may not be similar to other similarly titled captions used by other companies.

Consolidated Condensed Statements of Operations

For the fiscal years ended September 30, 2002, 2001 and 2000 (in millions, except per share data)	2002	2001	2000
Net sales	$1,760.6	$1,695.8	$1,656.2
Cost of sales	1,124.0	1,092.1	1,052.4
Restructuring and other charges	1.7	7.3	–
Gross profit	634.9	596.4	603.8
Gross commission earned from marketing agreement	39.6	39.1	39.2
Contribution expenses under marketing agreement	23.4	18.3	9.9
Net commission earned from marketing agreement	16.2	20.8	29.3
Operating expenses:			
Advertising	82.2	89.1	89.0
Selling, general and administrative	329.6	324.1	312.8
Restructuring and other charges	6.4	68.4	–
Amortization of goodwill and other intangibles	5.7	27.7	27.1
Other income, net	(12.0)	(8.5)	(6.0)
Income from operations	239.2	116.4	210.2
Interest expense	76.3	87.7	93.9
Income before income taxes	162.9	28.7	116.3
Income taxes	61.9	13.2	43.2
Income before cumulative effect of accounting change	101.0	15.5	73.1
Cumulative effect of change in accounting for intangible assets, net of tax	(18.5)	–	–
Net income	82.5	15.5	73.1
Dividends on Class A Convertible Preferred Stock	–	–	6.4
Income applicable to common shareholders	$ 82.5	$ 15.5	$ 66.7
BASIC EARNINGS PER SHARE:			
Weighted-average common shares outstanding during the period	29.3	28.4	27.9
BASIC EARNINGS PER COMMON SHARE:			
Before cumulative effect of accounting change	$ 3.44	$ 0.55	$ 2.39
Cumulative effect of change in accounting for intangible assets, net of tax	(0.63)	–	–
After cumulative effect of accounting change	$ 2.81	$ 0.55	$ 2.39
DILUTED EARNINGS PER SHARE:			
Weighted-average common shares outstanding during the period	31.7	30.4	29.6
Diluted earnings per common share:			
Before cumulative effect of accounting change	$ 3.19	$ 0.51	$ 2.25
Cumulative effect of change in accounting for intangible assets, net of tax	(0.58)	–	–
After cumulative effect of accounting change	$ 2.61	$ 0.51	$ 2.25

The consolidated Statements of Operations, Statements of Cash Flows, Balance Sheets and the Selected Financial Data: Five-Year Summary have been condensed and should be read in conjunction with the audited consolidated financial statements included in the Company's 2002 Financial Statements and Other Information.





Consolidated Condensed Statements of Cash Flows

For the fiscal years ended September 30, 2002, 2001 and 2000 (in millions)	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 82.5	$ 15.5	$ 73.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of change in accounting for intangible assets, pre-tax	29.8	–	–
Depreciation	34.4	32.6	29.0
Amortization	9.1	31.0	32.0
Deferred taxes	21.2	(19.9)	7.5
Restructuring and other charges	–	27.7	–
Loss on sale of property	–	–	4.4
Gain on sale of business	–	–	(4.6)
Changes in assets and liabilities, net of acquired businesses:			
Accounts receivable	(29.0)	(14.2)	6.4
Inventories	99.4	(68.5)	5.8
Prepaid and other current assets	(2.7)	31.4	(9.2)
Accounts payable	(17.0)	(2.8)	19.4
Accrued taxes and liabilities	11.7	(22.7)	22.5
Restructuring reserves	(27.9)	37.3	–
Other assets	(4.5)	6.1	(4.7)
Other liabilities	33.6	7.6	(6.4)
Other, net	(16.3)	4.6	(3.7)
Net cash provided by operating activities	224.3	65.7	171.5
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in property, plant and equipment	(57.0)	(63.4)	(72.5)
Proceeds from sale of equipment	–	–	1.8
Investments in acquired businesses, net of cash acquired	(31.0)	(26.5)	(18.3)
Payments on sellers notes	(32.0)	(11.1)	(1.0)
Other, net	7.0	–	0.5
Net cash used in investing activities	(113.0)	(101.0)	(89.5)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net borrowings (repayments) under revolving and bank lines of credit	(97.6)	61.7	(26.0)
Gross borrowings under term loans	–	260.0	–
Gross repayments under term loans	(31.9)	(315.7)	(23.7)
Issuance of 8 5/8% senior subordinated notes, net of issuance fees	70.2	–	–
Financing and issuance fees	(2.2)	(1.6)	(1.0)
Dividends on Class A Convertible Preferred Stock	–	–	(6.4)
Repurchase of treasury shares	–	–	(23.9)
Cash received from exercise of stock options	19.7	17.0	2.8
Net cash provided by (used in) financing activities	(41.8)	21.4	(78.2)
Effect of exchange rate changes on cash	11.5	(0.4)	(1.1)
Net (decrease) increase in cash	81.0	(14.3)	2.7
Cash and cash equivalents, beginning of period	18.7	33.0	30.3
Cash and cash equivalents, end of period	$ 99.7	$ 18.7	$ 33.0

Consolidated Condensed Balance Sheets

September 30, 2002 and 2001 (in millions, except per share data)	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 99.7	$ 18.7
Accounts receivable, less allowance for uncollectible accounts of $33.2 in 2002 and $27.4 in 2001	249.9	220.8
Inventories, net	269.1	368.4
Current deferred tax asset	74.6	52.2
Prepaid and other assets	36.8	34.1
Total current assets	730.1	694.2
Property, plant and equipment, net	329.2	310.7
Goodwill and intangible assets, net	791.7	771.1
Other assets	50.4	67.0
Total assets	$1,901.4	$1,843.0
Liabilities And Shareholders' Equity		
Current liabilities:		
Current portion of debt	$ 98.2	$ 71.3
Accounts payable	134.0	150.9
Accrued liabilities	206.4	208.0
Accrued taxes	13.2	14.9
Total current liabilities	451.8	445.1
Long-term debt	731.2	816.5
Other liabilities	124.5	75.2
Total liabilities	1,307.5	1,336.8
Commitments and contingencies		
Shareholders' equity:		
Preferred shares, no par value, none issued	–	–
Common shares, no par value per share, $.01 stated value per share, 31.3 shares issued in 2002 and 2001	0.3	0.3
Capital in excess of stated value	398.6	398.3
Retained earnings	294.8	212.3
Treasury stock at cost, 1.2 shares in 2002 and 2.6 shares in 2001	(41.8)	(70.0)
Accumulated other comprehensive income	(58.0)	(34.7)
Total shareholders' equity	593.9	506.2
Total liabilities and shareholders' equity	$1,901.4	$1,843.0







Report of Management

Management of The Scotts Company is responsible for the preparation, integrity and objectivity of the financial information presented in this Form 10-K. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include some amounts that are based on management's best judgments and estimates.

Management is responsible for maintaining a system of accounting and internal controls which it believes is adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures and a program of internal audits are important objectives of these control systems.

The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants selected by the Board of Directors. The independent accountants conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements in accordance with generally accepted accounting principles in the United States of America.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, internal audit personnel and the independent accountants to discuss internal accounting controls and auditing and financial reporting matters. The Audit Committee reviews with the independent accountants the scope and results of the audit effort. Both internal audit personnel and the independent accountants have access to the Audit Committee with or without the presence of management.

The financial information included in the accompanying condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements included in its 2002 Annual Report on Form 10-K or in its 2002 Financial Statements and Other Information.



Report of Independent Accountants

To the Board of Directors and Shareholders of
The Scotts Company:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of The Scotts Company and its subsidiaries as of September 30, 2002 and September 30, 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended September 30, 2002 (not presented herein) included in the 2002 Annual Report on Form 10-K of the Corporation; and in our report dated October 30, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

As discussed in Note 6 to the financial statements, effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers
Columbus, Ohio

October 30, 2002






Leadership Team

James Hagedorn
President and
Chief Executive Officer
Joined Scotts in 1995
Present office since 2001

Michael P. Kelty, Ph.D.
Vice Chairman and
Executive Vice President
Joined Scotts in 1979
Present office since 2001

David M. Aronowitz
Executive Vice President,
General Counsel and
Corporate Secretary
Joined Scotts in 1998
Present office since 2001

Michel J. Farkouh
Executive Vice President,
International Consumer
Business Group
Joined Scotts in 1999
Present office since 2001

Christopher L. Nagel
Senior Vice President and
Chief Financial Officer
(Effective January 1, 2003)
Joined Scotts in 1998
Present office since 2003

Patrick J. Norton
Executive Vice President and
Chief Financial Officer
(through December 31, 2002)
Joined Scotts in 2000
Present office since 2000

L. Robert Stohler
Executive Vice President,
North America
Joined Scotts in 1995
Present office since 2001

Denise S. Stump
Senior Vice President
Global Human Resources
Joined Scotts in 2000
Present office since 2002



Board of Directors

Charles M. Berger
Chairman of the Board,
The Scotts Company
Member of Nominating and
Board Governance Committee
Board Member Since 1996

Arnold W. Donald
Chairman and Chief Executive Officer,
Merisant Company
Seller of health, nutritional
and lifestyle products
Member of Compensation and
Organization Committee
Board Member Since 2000

Joseph P. Flannery
Chairman, President and
Chief Executive Officer,
Uniroyal Holding, Inc.
Manufacturer of tires
Chairman of Compensation and
Organization Committee
Board Member Since 1987

James Hagedorn
President and Chief Executive Officer,
The Scotts Company
Board Member Since 1995

Albert E. Harris
President (retired),
EDBH, Inc.
Member of both Audit Committee and
Compensation and Organization Committee
Board Member Since 1997

John Kenlon
Senior Vice President (retired),
Consumer Gardens Business Group,
The Scotts Company
Board Member Since 1995

Katherine Hagedorn Littlefield
Chairman,
Hagedorn Partnership, L.P.
Private investment partnership
Member of Finance Committee
Board Member Since 2000

Karen G. Mills
Managing Director and Founder,
Solera Capital
Private equity firm
Chairman of Nominating and
Board Governance Committee
and Member of Finance Committee
Board Member Since 1994

Patrick J. Norton
Executive Vice President and
Chief Financial Officer,
The Scotts Company
Member of Finance Committee
Board Member Since 1998

John M. Sullivan
Independent director for
several companies
Member of both Compensation
and Organization Committee and
Audit Committee
Board Member Since 1994

L. Jack Van Fossen
President,
Nessoff Corporation
Privately-held investment company
Chairman of Audit Committee and
Member of Finance Committee
Board Member Since 1993

John Walker, Ph.D.
Chairman,
Advent International, plc
Private equity management company
Chairman of Finance Committee and
Member of Nominating and Board
Governance Committee
Board Member Since 1998

Shareholder Information

World Headquarters
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011

www.scotts.com

Annual Meeting
The annual meeting of shareholders will be held at The Berger Learning Center, 14111 Scottslawn Road, Marysville, Ohio 43041, on Thursday, January 30, 2003, at 10:00 a.m. (EST).



NYSE Symbol
The common shares of The Scotts Company trade on The New York Stock Exchange under the symbol "SMG".

Transfer Agent And Registrar
National City Bank
National City Center
P.O. Box 5756
Cleveland, Ohio 44101-0756

Shareholder And Investor Relations Contact
Rebecca J. Bruening
Vice President, Corporate Treasurer

James D. King
Director, Investor Relations and Corporate Communications

The Scotts Company
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011

Stock Price Performance
See chart at right for stock performance. The Scotts Company common shares have been publicly traded since January 31, 1992.

Shareholders
As of December 6, 2002 there were approximately 9,000 shareholders, including holders of record and the company's estimate of beneficial holders.

Dividends
The company has not paid any dividends since the initial public offering of its common shares. The payment of any future dividends will be determined by the Board of Directors of the company in light of conditions then existing, including the company's earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions, and other factors.

Publications For Shareholders
In addition to the Summary Annual Report, The Scotts Company informs shareholders about the company through the Form 10-K Report, the Form 10-Q Reports, its Financial Statements and Other Information and Notice of Annual Meeting and Proxy Statement. **Copies of any of these documents may be obtained without charge on our Investor Relations Web site at www.smgnyse.com or by writing to:**

The Scotts Company
Attention: Investor Relations
14111 Scottslawn Road
Marysville, Ohio 43041

Stock Price Range

Fiscal year ended September 30, 2002	High	Low
First Quarter	47.30	34.45
Second Quarter	48.99	43.47
Third Quarter	50.35	42.39
Fourth Quarter	49.39	35.43

Fiscal year ended September 30, 2001	High	Low
First Quarter	38.13	28.88
Second Quarter	43.07	36.63
Third Quarter	47.10	36.13
Fourth Quarter	42.02	33.32

Statement under the Private Securities Litigation Act of 1995: Certain of the statements contained in this report, including, but not limited to, information regarding the future financial performance and financial condition of the company, the plans and objectives of the company's management, and the company's assumptions regarding such performance and plans are forward-looking in nature. Actual results could differ materially from the forward-looking information in this report, due to a variety of factors. Additional detailed information concerning a number of the important factors that could cause actual results to differ materially from the forward-looking information contained in this report is readily available in the company's 2002 Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission.







THE SCOTTS COMPANY

2002 FINANCIAL STATEMENTS AND OTHER INFORMATION



THE SCOTTS COMPANY

2002 FINANCIAL STATEMENTS AND OTHER INFORMATION

MESSAGE TO OUR SHAREHOLDERS

This 2002 Financial Statements and Other Information booklet contains our audited consolidated financial statements and all of the information that the regulations of the Securities and Exchange Commission (the "SEC") require be presented in an Annual Report to Shareholders. For legal purposes, this is The Scotts Company's 2002 Annual Report to Shareholders. This booklet does not contain all of the information included in The Scotts Company's 2002 Annual Report on Form 10-K. **However, the 2002 Annual Report on Form 10-K as filed with the SEC (excluding exhibits, unless such exhibits have been specifically incorporated by reference therein), will be provided to any shareholder, without charge, upon written request to The Scotts Company, Investor Relations Department, 14111 Scottslawn Road, Marysville, Ohio 43041.**

TABLE OF CONTENTS

	Page
Message to Our Shareholders	1
A Brief Description of Our Business	2
Selected Financial Data	4
Management's Discussion and Analysis of Financial Condition and Results of Operations	6
Quantitative and Qualitative Disclosures About Market Risk	23
Index to Consolidated Financial Statements	25
Stock Price and Dividend Information	75
Officers and Directors of The Scotts Company	76

A BRIEF DISCUSSION OF OUR BUSINESS

The Scotts Company (together with its subsidiaries, "Scotts" or the "Company") is among the most widely recognized marketers and manufacturers of products for lawns, gardens and professional horticulture, and is rapidly expanding into the lawncare service industry.

We believe that our market leadership in the lawn and garden category is driven by our leading brands, consumer-focused marketing, superior product performance, supply chain competency and the strength of our extensive relationships with major U.S. retailers in our categories. Our portfolio of consumer brands, each of which we believe holds a leading market share position in its respective U.S. markets, includes the following:

- Miracle-Gro®
- Scotts®
- Ortho®
- Roundup®*
- Turf Builder®
- Osmocote®
- Hyponex®

Our portfolio of European Union brands includes the following:

- Celaflor®
- Fertiligene®
- KB®
- Levington®
- Miracle-Gro®
- Nexa-Lotte®
- Shamrock®
- Substral®
- Weedol®

We divide our business into four reporting segments:

- North American Consumer;
- Scotts LawnService®;
- Global Professional; and
- International Consumer.

North American Consumer

In our North American Consumer segment, we manufacture and market products that provide fast, easy and effective assistance to homeowners who seek to nurture beautiful, weed and pest-free lawns, gardens and indoor plants. These products are sold under brand names that people know and trust, and that incorporate many of the best technologies available. These products include:

Turf Builder®. We sell a complete line of granular lawn fertilizer and combination products which include fertilizer and crabgrass control, weed control or pest controls under the Scotts® Turf Builder® brand name. The Turf Builder® line of products is designed to make it easy for do-it-yourself consumers to select and properly apply the right product in the right quantity for their lawns.

Miracle-Gro®. We sell a complete line of plant foods under the Miracle-Gro® brand name. The leading product is a water-soluble plant food that, when dissolved in water, creates a diluted nutrient solution which is poured over plants or sprayed through an applicator and rapidly absorbed by a plant's roots and leaves. Miracle-Gro® products are specially formulated to give different kinds of plants the right kind of nutrition. While Miracle-Gro® All-Purpose Water-Soluble Plant food is the leading product in the Miracle-Gro® line by market share, the Miracle-Gro® line includes other products such as Miracle-Gro® Rose Plant Food, Miracle-Gro® Tomato Plant Food, Miracle-Gro® Lawn Food and Miracle-Gro® Bloom Booster®. Miracle-Gro® continues to develop ways to improve the convenience of its products for the consumer. The Miracle-Gro® Garden Feeder provides consumers with an easy, fast and effective way to feed all the plants in their garden. We also introduced a high quality, slow release line of Miracle-Gro® plant foods for extended feeding convenience sold as Miracle-Gro® Shake 'n Feed.

---

* Roundup® is a registered trademark of Monsanto Technology LLC (an affiliate of Monsanto Company). We market and distribute consumer Roundup® products for Monsanto under a marketing agreement.

Ortho®. We sell a broad line of weed control, indoor and outdoor pest control and plant disease control products under the Ortho® brand name. Ortho® products are available in aerosol, liquid ready-to-use, concentrated, granular and dust forms. Ortho® control products include Weed-B-Gon®, Brush-B-Gon®, Bug-B-Gon®, RosePride®, Ortho-Klor®, Ant-Stop®, Orthene® Fire Ant control, Ortho® Home Defense® and Flea-B-Gon®.

Growing Media. We sell a complete line of growing media products for indoor and outdoor uses under the Miracle-Gro®, Scotts®, Hyponex®, Earthgro® and Nature Scapes® brand names, as well as other labels. These products include potting mix, garden soils, topsoil, manures, sphagnum peat and decorative barks and mulches. The addition of the Miracle-Gro® brand name and fertilizer to potting mix and garden soils has turned previously low-margin commodity products into value-added category leaders.

Roundup®. In 1998, we entered into a long-term marketing agreement with Monsanto and became Monsanto's exclusive agent for the marketing and distribution of consumer Roundup® non-selective herbicide products in the consumer lawn and garden market within the United States and other specified countries, including Australia, Austria, Canada, France, Germany and the United Kingdom.

Other Products. We manufacture and market several lines of high quality lawn spreaders under the Scotts® brand name, including Scotts EdgeGuard™ Total Performance spreaders, SpeedyGreen® rotary spreaders, AccuGreen® drop spreaders and Handy Green® II handheld lawn spreaders. We sell a line of hose-end applicators for water-soluble plant foods such as Miracle-Gro® products, and lines of applicators under the Ortho®, Dial 'N Spray®, and Pull 'N Spray® trademarks for the application of certain insect control products. We also sell numerous varieties and blends of high quality grass seed, many of them proprietary, designed for different conditions and geographies. These consumer grass seed products are sold under the Scotts® Pure Premium®, Scotts® Turf Builder®, Scotts® and PatchMaster® brands.

Scotts LawnService®

In addition to our products, we provide residential lawn care, lawn aeration, tree and shrub care and external pest control services through our Scotts LawnService® business in the United States. These services consist primarily of fertilizer, weed control, pest control and disease control applications. Scotts LawnService® had 60 company operated locations serving 42 metropolitan markets, and 45 independent franchise locations as of September 30, 2002.

Global Professional

Through our Global Professional segment, we sell professional products to commercial nurseries, greenhouses, landscape service providers and specialty crop growers in North America and internationally in many locations including Africa, Australia, the Caribbean, the European Union, Japan, Latin America, the Middle East, New Zealand and Southeast Asia.

Our professional products include a broad line of sophisticated controlled-release fertilizers, water-soluble fertilizers, pesticide products, wetting agents and growing media products which are sold under brand names that include Banrot®, Metro-Mix®, Miracle-Gro®, Osmocote®, Peters®, Poly-S®, Rout®, ScottKote®, Sierrablen®, Shamrock® and Sierra®.

Our Branded Plants business is also a part of the Global Professional segment. This business arranges for the sale of high-quality annual plants to retailers. The annuals are produced by independent growers according to a defined protocol and branded with Scotts' trademarks, in accordance with a licensing agreement. We receive a fee for each branded plant sold.

International Consumer

In our International Consumer segment, we sell consumer lawn and garden products in over 25 countries outside of North America. Our International Consumer segment also manages and markets the consumer Roundup® business with Monsanto outside of North America under a long-term marketing agreement.

Our International Consumer products and brand names vary from country to country depending upon the market conditions, brand name strength and the nature of our strategic relationships in a given country. For example, in the United Kingdom, we sell Miracle-Gro® plant fertilizers, Weedol® and Pathclear® herbicides, EverGreen® lawn fertilizer and Levington® growing media. Our other international brands include KB® and Fertiligene® in France, Celaflor®, Nexa-Lotte® and Substral® in Germany and Austria, and ASEF®, KB® and Substral® in the Benelux countries.

SELECTED FINANCIAL DATA
Five Year Summary
For the fiscal year ended September 30, (in millions except per share amounts)

	2002(1)	2001(1)(2)	2000(1)	1999(3)	1998(4)
OPERATING RESULTS:					
Net sales(7)	$1,760.6	$1,695.8	$1,656.2	$1,550.6	$1,066.0
Gross profit(7)(5)	634.9	596.4	603.8	563.3	351.0
Income from operations(5)	239.2	116.4	210.2	196.1	94.1
Income before extraordinary items and cumulative effect of change in accounting	101.0	15.5	73.1	69.1	37.0
Income applicable to common shareholders	82.5	15.5	66.7	53.5	26.5
Depreciation and amortization	43.5	63.6	61.0	56.2	34.5
FINANCIAL POSITION:					
Working capital	278.3	249.1	234.1	274.8	135.3
Property, plant and equipment, net	329.2	310.7	290.5	259.4	197.0
Total assets	1,901.4	1,843.0	1,761.4	1,769.6	1,035.2
Total debt	829.4	887.8	862.8	950.0	372.5
Total shareholders' equity	593.9	506.2	477.9	443.3	403.9
CASH FLOWS:					
Cash flows from operating activities	224.3	65.7	171.5	78.2	71.0
Investments in property, plant and equipment	57.0	63.4	72.5	66.7	41.3
Cash invested in acquisitions, including payments on seller notes	63.0	37.6	19.3	506.2	151.4
RATIOS:					
Operating margin	13.6%	6.9%	12.7%	12.6%	8.8%
Current ratio	1.6	1.5	1.6	1.7	1.6
Total debt to total book capitalization	58.3%	63.7%	64.3%	68.2%	48.0%
Return on average shareholders' equity (book value)	15.0%	3.1%	14.5%	12.6%	6.7%
PER SHARE DATA:					
Basic earnings per common share(8)	$ 2.81	$ 0.55	$ 2.39	$ 2.93	$ 1.42
Diluted earnings per common share(8)	2.61	0.51	2.25	2.08	1.20
Price to diluted earnings per share, end of period	16.0	66.9	14.9	16.6	25.5
Stock price at year-end	41.69	34.10	33.50	34.63	30.63
Stock price range — High	50.35	47.10	42.00	47.63	41.38
Stock price range — Low	34.45	28.88	29.44	26.63	26.25
OTHER:					
EBITDA(6)	282.6	180.0	271.2	252.3	128.6
EBITDA margin(6)	16.1%	10.6%	16.4%	16.3%	12.1%
Interest coverage (EBITDA/interest expense)(6)	3.7	2.1	2.9	3.2	4.0
Average common shares outstanding	29.3	28.4	27.9	18.3	18.7
Common shares used in diluted earnings per common share calculation	31.7	30.4	29.6	30.5	30.3
Dividends on Class A Convertible Preferred Stock	$ 0.0	$ 0.0	$ 6.4	$ 9.7	$ 9.8

NOTE: Prior year presentations have been changed to conform to fiscal 2002 presentation; these changes did not impact net income.

Notes to Selected Financial Data Five Year Summary Table

(1) Includes various Scotts LawnService® acquisitions from dates acquired.

(2) Includes Substral® brand acquired from Henkel KGaA from January 2001.

(3) Includes Rhone-Poulenc Jardin (nka Scotts France SAS) from October 1998, ASEF Holding BV from December 1998 and the non-Roundup® ("Ortho") business from January 1999.

(4) Includes EarthGro, Inc. from February 1998.

(5) Income from operations for fiscal 2002, 2001 and 1998 includes $8.1, $75.7 and $20.4 of restructuring and other charges, respectively. Gross profit for fiscal 2002 and 2001 includes $1.7 and $7.3 of restructuring and other charges, respectively.

(6) EBITDA is defined as income from operations, plus depreciation and amortization. We believe that EBITDA provides additional information for determining our ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient to meet cash requirements. EBITDA margin is calculated as EBITDA divided into net sales. Our measure of EBITDA may not be similar to other similarly titled captions used by other companies.

(7) For fiscal 2002, we adopted EITF 00-25 "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products" which requires that certain consideration from a vendor to a retailer be classified as a reduction in sales. As have many other companies, we have historically classified these as advertising and promotion costs. The information for all periods presented reflects this new method of presentation. Also, certain expenses previously recorded as advertising were reclassified to marketing within selling, general and administrative expenses. The amounts reclassified as a result of adopting this new accounting policy are as follows:

	For the years ended September 30,			
	2001	2000	1999	1998
Net sales	$(51.1)	$(53.6)	$(51.9)	$(17.3)
Gross profit	(54.2)	(55.5)	(51.9)	(17.3)
Advertising	(61.1)	(64.8)	(56.2)	(17.3)
Selling, general and administrative	6.9	9.3	4.3	

(8) Basic and diluted earnings per share would have been as follows if the accounting change for intangible assets adopted in the fiscal year beginning October 1, 2001, had been adopted as of October 1, 1999:

	For the years ended September 30,	
	2001	2000
Income available to common shareholders	$32.1	$83.4
Basic earnings per share	1.13	2.98
Diluted earnings per share	1.05	2.81

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Scotts is a leading manufacturer and marketer of consumer branded products for lawn and garden care and professional horticulture in the United States and Europe. We also have a presence in Australia, the Far East, Latin America and South America. Also, in the United States, we operate the second largest residential lawn service business, Scotts LawnService®. Our operations are divided into four business segments: North American Consumer, Scotts LawnService®, International Consumer, and Global Professional. The North American Consumer segment includes the Lawns, Gardens, Growing Media, Ortho and Canadian business groups.

In fiscal 2002 we continued the rapid expansion of our Scotts LawnService® business. Through acquisitions and internal growth, revenues increased from nearly $42 million in fiscal 2001 to over $75 million in fiscal 2002. We expect to do approximately $30 million of lawn service acquisitions annually for fiscal 2003 and beyond.

As a leading consumer branded lawn and garden company, we focus our consumer marketing efforts, including advertising and consumer research, on creating consumer demand to pull products through the retail distribution channels. In the past three years, we have spent approximately 5% of our gross sales annually on media advertising to support and promote our products and brands. We have applied this consumer marketing focus for the past several years, and we believe that Scotts receives a significant return on these marketing expenditures. We expect that we will continue to focus our marketing efforts toward the consumer and make additional significant investments in consumer marketing expenditures in the future to continue to drive market share and sales growth. In fiscal 2003 we expect to increase advertising spending and our advertising to net sales ratio as we deliver a new media message for the Ortho line, increase our advertising reach in Europe and continue to have the largest share of voice in the lawn and garden category in North America.

Our sales are susceptible to global weather conditions, primarily in North America and Europe. For instance, periods of wet weather can slow fertilizer sales but can create increased demand for pesticide sales. We believe that our past acquisitions have diversified both our product line risk and geographic risk to weather conditions.

Our operations are also seasonal in nature. In fiscal 2001, net sales by quarter were 8.7%, 42.1%, 35.2% and 14.0% of total year net sales, respectively. Operating losses were reported in the first and fourth quarters of fiscal 2001 while significant profits were recorded for the second and third quarters. The sales trend in fiscal 2002 followed a somewhat different pattern than our historical experience due to retailer initiatives to reduce their investment in inventory and improve their inventory turns. This has caused a sales shift from the second quarter to the third and fourth quarters that coincides more closely to when consumers buy our products. Net sales by quarter were 9.3%, 34.2%, 39.3% and 17.2% in fiscal 2002. The trend of operating losses in the first and fourth quarters and significant operating profits in the second and third quarters continued in fiscal 2002. There has also been a shift in profitability between the second and third quarters with the third quarter now more profitable than the second.

In fiscal 2001, restructuring and other charges of $75.7 million were recorded for reductions in work force, facility closures, asset writedowns, and other related costs. Certain costs associated with this restructuring initiative, including costs related to the relocation of equipment, personnel and inventory, were not recorded as part of the restructuring costs in fiscal 2001. These costs, which totaled $4.1 million, were recorded as they were incurred in fiscal 2002 as required under generally accepted accounting principles in the United States.

In fiscal 2002 we announced a major initiative to improve the operations and profitability of our European-based consumer and professional businesses. Over the next three years we anticipate spending $50 to $60 million on various projects, approximately 25% of which will be capital expenditures. Certain projects will result in the recognition of restructuring and other charges over the duration of this initiative. In the fourth quarter of fiscal 2002 we announced the closure of a manufacturing plant in Bramford, England. The closure will occur in late fiscal 2003. The depreciation of fixed assets at the facility will be

accelerated so that they are fully depreciated by the closure date. In the fourth quarter of fiscal 2002 $4.0 million of severance and additional pension costs related to the closure were recorded and reported as restructuring and other charges.

In fiscal 2001, Scotts adopted accounting policies that required certain amounts payable to customers or consumers related to the purchase of our products to be recorded as a reduction in net sales rather than as advertising and promotion expense (e.g., volume rebates and coupons). In fiscal 2002, Scotts adopted EITF 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products." This standard requires Scotts to record certain of its cooperative advertising expenditures as reductions of net sales rather than as advertising and promotion expense. Results for fiscal years 2001 and 2000 have been reclassified to conform to this new presentation method for these expenses.

In addition, in fiscal 2002 we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." This statement eliminates the requirement to amortize indefinite-lived assets and goodwill. It also requires an initial impairment test on all indefinite-lived assets as of the date of adoption of this standard and impairment tests done at least annually thereafter. As a result of adopting the standard as of October 1, 2001, amortization expense for fiscal 2002 was reduced by approximately $21.0 million.

We completed our impairment analysis in the second quarter of 2002, taking into account additional guidance provided by EITF 02-07, "Unit of Measure for Testing Impairment of Indefinite-Lived Intangible Assets." As a result, a pre-tax impairment charge related to the value of tradenames in our German, French and United Kingdom consumer businesses of $29.8 million was recorded as of October 1, 2001. After income taxes, the net charge was $18.5 million which is recorded as a cumulative effect of a change in accounting principle. There was no goodwill impairment as of the date of adoption.

Critical Accounting Policies and Estimates

The following discussion and analysis of the consolidated results of operations and financial position should be read in conjunction with our Consolidated Financial Statements included elsewhere in this booklet.

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible assets, income taxes, restructuring, environmental matters, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates that we believe are most critical to our reporting of results of operations and financial position are as follows:

- We have significant investments in property and equipment, intangible assets and goodwill. Whenever changing conditions warrant, we review the realizability of the assets that may be impacted. At least annually we review indefinite-lived intangible assets for impairment. The review for impairment of long-lived assets, intangibles and goodwill takes into account estimates of future cash flows. Our estimates of future cash flows are based upon budgets and longer-range plans. These budgets and plans are used for internal purposes and are also the basis for communication with outside parties (lenders, analysts, etc.) about future business trends. While we believe the assumptions we use to estimate future cash flows are reasonable, there can be no assurance that the expected future cash flows will be realized. As a result, impairment charges that possibly should have been recognized in earlier periods may not be recognized until later periods if actual results deviate unfavorably from earlier estimates.

- We continually assess the adequacy of our reserves for uncollectible accounts due from customers. However, future changes in our customers' operating performance and cash flows or in general economic conditions could have an impact on their ability to fully pay these amounts which could have a material impact on our operating results.

- Reserves for product returns are based upon historical data and current program terms and conditions with our customers. Changes in economic conditions, regulatory actions or defective products could result in actual returns being materially different than the amounts provided for in our interim or annual results of operations.

- Reserves for excess and obsolete inventory are based on a variety of factors, including product changes and improvements, changes in active ingredient availability and regulatory acceptance, new product introductions and estimated future demand. The adequacy of our reserves could be materially affected by changes in the demand for our products or by regulatory or competitive actions.

- As described more fully in the notes to the consolidated financial statements for the year ended September 30, 2002, we are involved in significant environmental and legal matters which have a high degree of uncertainty associated with them. We continually assess the likely outcomes of these matters and the adequacy of amounts, if any, provided for these matters. There can be no assurance that the ultimate outcomes will not differ materially from our assessment of them. There can also be no assurance that all matters that may be brought against us or that we may bring against other parties are known to us at any point in time.

- We accrue for the estimated costs of customer volume rebates, cooperative advertising, consumer coupons and other trade programs as the related sales occur during the year. These accruals involve the use of estimates as to the total expected program costs and the expected sales levels. Historical results are also used to evaluate the accuracy and adequacy of amounts provided at interim dates and year end. There can be no assurance that actual amounts paid for these trade programs will not differ from estimated amounts accrued. However, we believe any such differences would not be material to our financial position or results of operations.

- We record income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carryforwards. Valuation allowances are used to reduce deferred tax assets to the balance that is more likely than not to be realized. We must make estimates and judgments on future taxable income, considering feasible tax planning strategies and taking into account existing facts and circumstances, to determine the proper valuation allowance. When we determine that deferred tax assets could be realized in greater or lesser amounts than recorded, the asset balance and income statement reflects the change in the period such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual future events and prior estimates and judgments could result in adjustments to this valuation allowance. The Company uses an estimate of its annual effective tax rate at each interim period based on the facts and circumstances available at that time, while the actual effective tax rate is calculated at year-end.

- Also, as described more fully in notes to the consolidated financial statements, we have not accrued the deferred contribution under the Roundup® marketing agreement with Monsanto or the per annum charges thereon. We consider this method of accounting for the contribution payments to be appropriate after consideration of the likely term of the agreement, our ability to terminate the agreement without paying the deferred amounts, and the fact that approximately $18.6 million of the deferred amount is never paid, even if the agreement is not terminated prior to 2018, unless significant earnings targets are exceeded. At September 30, 2002, contribution payments and related per annum charges of approximately $50.2 million had been deferred under the agreement.

New Accounting Standards Not Yet Effective

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This statement modifies and amends the accounting for restructuring activities that are currently accounted for in accordance with EITF Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires most charges to be recorded when they are incurred, rather than when it is identified that a cost resulting from a restructuring activity is likely to be incurred. This Statement applies to restructuring activities occurring after December 31, 2002. The adoption of this standard will not have an impact on the Company's restructuring costs incurred prior to the adoption of SFAS No. 146. However the adoption of Statement 146 can be expected to impact the timing of liability recognition associated with future restructuring and exit activities.

Also, in fiscal 2003 we will change our accounting for stock option grants prospectively. Grants awarded after September 30, 2002 will be expensed in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Based on historical option grant levels, compensation expense is expected to increase by approximately $4 million in fiscal 2003. Since expensing occurs ratably over the three-year vesting period of the options, the full effect of expensing option grants, assuming similar levels of option grants in each of fiscal 2003, 2004 and 2005 and a constant option value for each of the awards, will be approximately $12 million per year beginning in fiscal 2005.

Results of Operations

The following table sets forth the components of income and expense as a percentage of net sales for the three years ended September 30, 2002:

	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	63.9	64.8	63.6
Gross profit	36.1	35.2	36.4
Commission earned from marketing agreement, net	0.9	1.2	1.8
Advertising	4.7	5.3	5.4
Selling, general and administrative	18.7	19.1	18.9
Restructuring and other charges	0.4	4.0	0.0
Amortization of goodwill and other intangibles	0.3	1.6	1.6
Other income, net	(0.7)	(0.5)	(0.4)
Income from operations	13.6	6.9	12.7
Interest expense	4.3	5.2	5.7
Income before income taxes	9.3	1.7	7.0
Income taxes	3.5	0.8	2.6
Income before cumulative effect of accounting change	5.8	0.9	4.4
Cumulative effect of change in accounting for intangible assets, net of tax	(1.1)	0.0	0.0
Net income	4.7	0.9	4.4
Dividends on Class A Convertible Preferred Stock	0.0	0.0	0.4
Income applicable to common shareholders	4.7%	0.9%	4.0%

The following table sets forth net sales by business segment for the three years ended September 30, 2002:

	2002	2001	2000
		($ millions)	
North American Consumer:			
Lawns	$ 523.3	$ 495.8	$ 452.2
Growing Media	330.6	296.9	287.0
Ortho	220.9	222.2	236.1
Gardens	141.1	149.4	149.8
Canada	26.7	26.5	28.2
Other	12.2	26.0	36.2
Total	1,254.8	1,216.8	1,189.5
Scotts LawnService®	75.6	41.2	21.4
International Consumer	249.0	252.1	264.8
Global Professional	181.2	185.7	180.5
Consolidated	$1,760.6	$1,695.8	$1,656.2

Fiscal 2002 Compared to Fiscal 2001

Net sales for fiscal 2002 increased nearly 4% to $1,760.6 million from $1,695.8 million in fiscal 2001.

North American Consumer segment net sales were $1,254.8 million in fiscal 2002, an increase of $38.0 million, or 3.1% from net sales for fiscal 2001 of $1,216.8 million. Within the North American Consumer segment, compared to net sales for fiscal 2001, Lawns net sales increased over 5.5% due to strong acceptance of our new SummerGuard product and continued strong sales of Turf Builder® weed control products and grass seed; Growing Media sales increased over 11% due to continued strong performance of our value added line of Miracle-Gro® potting mix and garden soil. Ortho sales were down slightly from fiscal 2001 to fiscal 2002. Despite an increase in consumer purchases of certain product lines, overall Ortho sales declined slightly in fiscal 2002 as we reduced national television advertising support to reassess our campaign for this line and prepare for a new campaign in fiscal 2003. Gardens sales declined over 5.5%, primarily due to a colder and wetter May (the business' peak sales month) in the Midwest and Eastern portions of the U.S.

Scotts LawnService® revenues increased over 83% from $41.2 million in fiscal 2001 to $75.6 million in fiscal 2002. The growth in revenue reflects the growth in the business from the acquisitions completed in fiscal 2002, new branch openings in late winter of 2001 and the growth in customers from our spring 2002 and fall 2001 marketing campaigns. Spending on acquisitions, including seller-financing, increased from nearly $18.0 million in fiscal 2001 to over $54.0 million in fiscal 2002. Due to one major acquisition, nearly one-half of fiscal 2002's acquisition spending occurred in August 2002 resulting in only a minor contribution to fiscal 2002's revenue growth.

Net sales for the International Consumer segment were $249.0 million in fiscal 2002, which were $3.1 million, or 1.2%, lower than net sales for fiscal 2001. Excluding the effects of currency fluctuations, net sales declined over $7.0 million from fiscal 2001 to fiscal 2002. Efforts by retailers to reduce their inventory investment and more closely time their purchases to consumer purchases contributed to the year over year sales decrease.

Net sales for the Global Professional segment were $181.2 million in fiscal 2002, which were $4.5 million, or 2.4%, lower than net sales for fiscal 2001. The decline was primarily in North America where our customers, the end-user growers, have been impacted by retailer initiatives to reduce inventory levels.

Selling price changes were not material to net sales in fiscal 2002 or fiscal 2001.

Gross profit increased $38.5 million in fiscal 2002 from fiscal 2001. As a percentage of net sales, gross profit was 36.1% of net sales in fiscal 2002 compared to 35.2% in fiscal 2001. In North America,

cost savings from our supply chain and purchasing initiatives to reduce manufacturing costs were partially offset by lower absorption of fixed costs due to lower production levels. Production levels were lowered in order to reduce North American inventory levels, which declined over $92 million from the end of fiscal 2001 to the end of fiscal 2002. Other factors affecting margins were better product mix, particularly in our Lawns and Growing Media businesses, and the increasing contribution of our rapidly growing Scotts LawnService® business which has higher margins than our other business units. Lastly, restructuring expenses included in cost of sales declined from $7.3 million in fiscal 2001 to $1.7 million in fiscal 2002 which improved gross profit as a percentage of net sales by 32 basis points.

The net commission earned from marketing agreement in fiscal 2002 was $16.2 million compared to $20.8 million in fiscal 2001. The decrease from the prior year is primarily due to a $5.0 million increase in the contribution payment due to Monsanto to $20.0 million in fiscal 2002 from $15.0 million in fiscal 2001.

Advertising expenses in fiscal 2002 were $82.2 million, a decrease of $6.9 million from advertising expenses in fiscal 2001 of $89.1 million. The decrease in advertising expenses from the prior year is primarily due to efficiencies from improved media buying and lower rates and reduced media spending on the Ortho line which was replaced with more in-store promotional support, which is a marketing expense included in selling, general and administrative expenses.

Selling, general and administrative ("SG&A") expenses in fiscal 2002 were $336.0 million compared to $392.5 million for fiscal 2001. The reduction is primarily due to restructuring and other charges of $68.4 million in fiscal 2001 compared to only $6.4 million in fiscal 2002. Excluding restructuring expenses in both fiscal years, the $3.0 million environmental charge in fiscal 2002 and selling, general and administrative expenses of the Scotts LawnService® business from both fiscal 2002 and 2001 results, SG&A expenses were $295.8 million, or 17.6% of net sales, in fiscal 2002 compared to $307.5 million, or 18.6% of net sales in fiscal 2001 which reflects the benefits in fiscal 2002 from the cost reduction efforts undertaken in 2001 through reduction in workforce and other restructuring activities even though other costs such as litigation related legal expenses and information systems support expenses increased in fiscal 2002 from fiscal 2001.

Fiscal 2002 includes $1.7 million of restructuring charges in costs of goods sold related to the redeployment of inventory from closed plants and warehouses and $2.4 million in selling, general and administrative expenses related to the relocation of personnel for the restructuring activities initiated in fiscal 2001. Under generally accepted accounting principles in the United States, these costs have been expensed in the period incurred. Also, in the fourth quarter of fiscal 2002 approximately $4.0 million in restructuring charges, primarily severance and pension costs, related to the announced closure of a plant in Bramford, England were recorded. In fiscal 2001, $7.3 million of restructuring and other charges were recorded in cost of goods sold and $68.4 million in selling, general and administrative costs.

Amortization of goodwill and intangibles in fiscal 2002 declined to $5.7 million from $27.7 million in fiscal 2001, primarily due to the adoption of SFAS No. 142 in fiscal 2002 as described previously.

Other income was $12.0 million for fiscal 2002, compared to $8.5 million in fiscal 2001. The increase is primarily due to the gain and other income from the agreement for the cessation of peat extraction in the United Kingdom of approximately $6.6 million. This transaction with English Nature is more fully described in the "Liquidity and Capital Resources" section. This gain was partially offset by lower royalty income due to the phase out in 2002 of a lawn mower program at a major North American retailer and a one-time insurance settlement gain in fiscal 2001.

Income from operations for fiscal 2002 was $239.2 million, compared with $116.4 million for fiscal 2001. The increase in income from operations over the prior year is the result of lower restructuring expenses, increased gross margin from the increase in net sales, lower advertising spending, lower selling, general and administrative expenses, and the effect of the change in accounting for amortization of indefinite-lived assets.

For segment reporting purposes, earnings before interest, taxes and amortization is used as the measure for Income from Operations ("operating income"). On that basis, operating income in the North

American Consumer segment increased from $250.7 million for fiscal 2001 to $273.7 million for fiscal 2002 on an increase in net sales from $1,216.8 million in fiscal 2001 to $1,254.8 million in fiscal 2002. Gross margin improvement from supply chain cost reductions, improved mix in Lawns and Growing Media, and reduced media spending levels offset by lower overhead absorption due to lower production levels, lower Roundup commission and lower licensee royalties generated the improvement of North American Consumer operating income.

Scotts LawnService's® operating income increased from $4.7 million in fiscal 2001 to $8.8 million in fiscal 2002 due to the over 80% increase in net sales driven by internal growth and acquisitions.

International Consumer operating income was $16.6 million for fiscal 2002, compared to a loss of $4.0 million for fiscal 2001 even though net sales declined to $249.0 million from $252.1 million during the periods. Income increased due to the peat transaction with English Nature, lower spending on selling, general and administrative expenses, and restructuring charges which declined from $10.5 million in fiscal 2001 to $4.5 million in fiscal 2002.

Global Professional operating income increased slightly to $13.1 million in fiscal 2002 from $12.7 million in fiscal 2001 despite a slight reduction in net sales due to cost controls implemented in fiscal 2002.

Interest expense for fiscal 2002 was $76.3 million, a decrease of $11.4 million from interest expense for fiscal 2001 of $87.7 million. The decrease in interest expense was primarily due to a reduction in average borrowings as compared to the prior year due to increased profitability and lower working capital, and lower interest rates on our debt. The weighted average cost of debt was 7.65% in fiscal 2002 compared to 8.47% in fiscal 2001.

Income tax expense for fiscal 2002 was $61.9 million, compared with income tax expense for fiscal 2001 of $13.2 million. The increase in income tax expense from the prior year is the result of higher pre-tax income in fiscal 2002 for the reasons noted above. The lower estimated income tax rate for fiscal 2002 of 38% compared to 46% for fiscal 2001 is primarily due to effect of the elimination of amortization expense for book purpose that was not deductible for tax purposes and higher earnings in fiscal 2002.

The Company reported income before cumulative effect of accounting changes of $101.0 million for fiscal 2002, compared to $15.5 million for fiscal 2001. After the charge of $29.8 million ($18.5 million, net of tax) for the impairment of tradenames in our German, French and United Kingdom businesses, net income for fiscal 2002 was $82.5 million, or $2.61 per diluted share, compared to net income of $15.5 million or $.51 per diluted share in fiscal 2001. If SFAS No. 142 had been adopted as of the beginning of fiscal 2001 diluted earnings per share for fiscal 2001 would have been $1.05 excluding impairment charges, if any, that would have been recorded upon adoption at October 1, 2000. Diluted earnings per share in fiscal 2002 would have been $3.19 per share if the impairment charge was excluded.

Average diluted shares outstanding increased from 30.4 million in fiscal 2001 to 31.7 million in fiscal 2002 due to option and warrant exercises, and the impact on common stock equivalents of a higher average share price in fiscal 2002.

Fiscal 2001 Compared to Fiscal 2000

Net sales for fiscal 2001 were $1,695.8 million, an increase of 2.4% over fiscal 2000 sales of $1,656.2 million. As discussed below, net sales increased over 2.3% in the North American Consumer segment; whereas, net sales declined by 4.8% in the International Consumer segment and Global Professional net sales were up 2.9%. Net sales for the Scotts LawnService® segment increased 92.5% in fiscal 2001 over fiscal 2000.

North American Consumer net sales were $1,216.8 million in fiscal 2001 compared to net sales of $1,189.5 million. Net sales in the Lawns business within this segment were $495.8 million in fiscal 2001, a 9.6% increase over fiscal 2000 net sales of $452.2 million, primarily due to the introduction of a new line of grass seed products. Net sales in the Growing Media business increased 3.5% to $296.9 million in fiscal 2001 from $287.0 million in fiscal 2000 due to the continuation of the successful roll out of the value-added line of Miracle-Gro® branded garden and potting soils in the Growing Media business. Sales

of branded soils increased from $74 million in fiscal 2000 to $101 million in fiscal 2001. Net sales in the Ortho business decreased 5.9% to $222.2 million in fiscal 2001 from $236.1 million in fiscal 2000 due primarily to the weather and product availability issues due to ERP system data problems. The other sales category consists of sales under a supply agreement to the purchaser of the ProTurf® business in 2001 and actual sales of the ProTurf® business in fiscal 2000 prior to the date of sale.

Selling price changes were not material to net sales in fiscal 2001 or fiscal 2000.

Net sales in the Scotts LawnService® business increased 92.5% to $41.2 million in fiscal 2001 from $21.4 million in fiscal 2000. This growth reflects continued expansion through acquisitions and new branch openings, as well as the success of our direct marketing campaign utilizing the Scotts® brand name.

International Consumer net sales decreased 4.8% to $252.1 million in fiscal 2001, compared to $264.8 million in fiscal 2000. Excluding the adverse impact of changes in exchange rates, net sales for International Consumer increased over 3% compared to the prior year. The increase in sales is primarily due to the successful sell-in of a new line of fertilizer products under the Substral® brand name acquired January 1, 2001.

Net sales for Global Professional of $185.7 million for fiscal 2001 increased 2.9% from fiscal 2000 net sales of $180.5 million. Excluding the unfavorable impact of changes in foreign exchange rates, Global Professional net sales increased approximately 6.3% year over year. Approximately half of the increase was from professional seed sales which previously had been part of the Pro Turf business which was sold in May 2000.

Gross profit decreased to $596.4 million in fiscal 2001, compared to $603.8 million in fiscal 2000. Excluding restructuring charges, gross profit was flat year over year. Gross profit, including restructuring charges, as a percentage of net sales was 35.2% in fiscal 2001 compared to 36.5% in fiscal 2000. The decrease in gross profit as a percentage of net sales was driven by the restructuring charges in fiscal 2001 which reduced gross profit by 90 basis points and unfavorable product mix in the Ortho and Gardens businesses and increased sales of seed which has a lower margin than fertilizers and control products, offset by lower distribution costs and the favorable margin impact from increased sales of value-added Growing Media products.

The net commission earned from the Roundup® marketing agreement in fiscal 2001 was $20.8 million, compared to $29.3 million in fiscal 2000. Despite worldwide earnings for the consumer Roundup® business increasing by approximately $4.0 million from fiscal 2000 to fiscal 2001, the gross commission earned by Scotts was flat due to the increased earnings targets and reduced commission rate schedule in the commission calculation for 2001 as compared to 2000. In addition, the net commission decreased due to the $10 million increase in contribution expenses as specified in the agreement.

Advertising expenses for fiscal 2001 were $89.1 million, compared to fiscal 2000 advertising expenses of $89.0 million. Advertising expense declined as a percentage of net sales due to the impact of improved media buying efficiencies and lower advertising rates compared to the prior year.

Selling, general and administrative expenses for fiscal 2001 were $324.1 million, an increase of $11.3 million, or 3.6%, over similar expenses in fiscal 2000 of $312.8 million. As a percentage of sales, selling, general and administrative expenses were 19.1% for fiscal 2001, compared to 18.9% for fiscal 2000. The increase in selling, general and administrative expenses from the prior year is partially due to an increase in selling expenses as a result of the change in the selling and distribution model for the North American Consumer businesses. The increase in selling, general and administrative expenses is also due to an increase in information technology expenses from the prior year as a result of the cost of many information technology resources being capitalized toward the cost of our enterprise resource planning system ("ERP") in fiscal 2000 and the increased depreciation on the new ERP system in fiscal 2001. Most of these information technology resources have assumed a system support function that is now being expensed as incurred.

Selling, general and administrative expenses associated with restructuring and other non-operating expenses were $68.4 million for fiscal 2001. These charges, along with the $7.3 million which is included

in cost of sales for the write-off of obsolete inventory, were primarily associated with the closure or relocation of certain plants and administrative facilities. Included in the $68.4 million charge in selling, general and administrative costs is $20.4 million to write-down to fair value certain property and equipment and other assets; $5.8 million of facility exit costs; $27.0 million of severance costs; and $15.2 million in other restructuring and other costs. The severance costs related to reduction in force initiatives and facility closures and consolidations in North America and Europe covering approximately 340 administrative, production, selling and other employees. Most severance costs were paid in fiscal 2002 with some payments extending into 2003. Most other fiscal 2001 restructuring related activities and costs were completed by the end of fiscal 2002.

Amortization of goodwill and other intangibles increased to $27.7 million in fiscal 2001 from $27.1 million in fiscal 2000 due to the additional amortization related to the Substral® acquisition in December 2000 and numerous small acquisitions by Scotts LawnService® throughout fiscal 2001.

Other income for fiscal 2001 was $8.5 million compared to $6.0 million for fiscal 2000. The increase in other income was primarily due to the favorable settlement of certain legal matters in fiscal 2001 and an insurance settlement from a seed warehouse fire. Fiscal 2000 results also included losses on the sale of miscellaneous assets which did not recur in fiscal 2001.

Income from operations for fiscal 2001 was $116.4 million compared to $210.2 million for fiscal 2000. The decrease was the result of the restructuring and other charges and increased selling, general and administrative costs, the decline in the marketing agreement net commission and higher depreciation expense for the new ERP system in North America which was fully in service for all of fiscal 2001.

For segment reporting purposes, earnings before interest, taxes and amortization is used as the measure for income from operations or operating income. On that basis, operating income in the North American Consumer segment increased from $243.3 million in fiscal 2000 to $250.7 million in fiscal 2001 due to the 2.3% increase in sales offset by lower margins due to mix and higher expenses for its sales force and the new ERP system. Scotts LawnService® had income from operations in fiscal 2001 of $4.7 million, compared to $0.9 million in fiscal 2000. This increase resulted from continued expansion through acquisitions and new branch openings. Operating income in the Global Professional segment declined from $26.4 million in fiscal 2000 to $12.7 million in fiscal 2001 due to lower sales due to poor weather and higher operating costs in the international Professional business, increased spending in biotechnology and new investments in branded plants initiatives. The operating cost structure in the international Professional business was addressed in the restructuring initiatives undertaken in late fiscal 2001. International Consumer segment operating income declined from income of $21.0 million in fiscal 2000 to a loss of $4.0 million in fiscal 2001. Excluding restructuring charges, International Consumer reported operating income of $6.0 million. The decline in income was due to lower sales related to poor weather in Europe and higher operating costs. The International Consumer cost structure was also addressed in 2001's restructuring initiatives. The Corporate operating loss increased from $54.2 million in fiscal 2000 to $120.0 million in fiscal 2001 primarily due to restructuring charges related to the domestic business.

Interest expense for fiscal 2001 was $87.7 million, a decrease of $6.2 million from fiscal 2000 interest expense of $93.9 million. The decrease in interest expense was primarily due to favorable interest rates. The average rate on our variable rate debt was 7.85% in fiscal 2001, compared to 8.78% in fiscal 2000.

Income tax expense was $13.2 million for fiscal 2001, compared to $43.2 million in fiscal 2000. The effective tax rate in fiscal 2001 was 46%, compared to 37.1% for fiscal 2000. The primary driver of the change in the effective tax rate was the restructuring and other charges recorded in fiscal 2001, which reduced pre-tax income thereby increasing the effect of non-deductible goodwill amortization on the effective tax rate. Also, the prior year effective tax rate benefited from the elimination of tax reserves due to the settlement of certain tax contingencies.

Net income was $15.5 million for fiscal 2001, or $.51 per common share on a diluted basis, compared to net income of $73.1 million for fiscal 2000, or $2.25 per common share on a diluted basis. Common shares and equivalents used in the computation of fully diluted earnings per share in fiscal 2001 and

fiscal 2000 were 30.4 million and 29.6 million, respectively. The increase reflects more common share equivalents due to higher average stock prices and option exercises in fiscal 2001.

Liquidity and Capital Resources

Cash provided by operating activities was $224.3 million for fiscal 2002, compared to $65.7 million for fiscal 2001. The improvement in cash provided by operations was primarily from increased profitability and improved working capital driven by a reduction in inventory of over $99 million in fiscal 2002 as compared to an increase of $68.5 million in fiscal 2001. The seasonal nature of our operations generally requires cash to fund significant increases in working capital (primarily inventory) during the first half of the year. Receivables and payables also build substantially in the second quarter in line with increasing sales as the season begins. These balances liquidate over the latter part of the second half of the year as the lawn and garden season winds down. As of the end of fiscal 2002, accounts receivable had not declined at the same pace as in the prior year because of the shift in sales to the third and fourth quarters from the second quarter in fiscal 2002. Net sales were $303.3 million in the fourth quarter of fiscal 2002 compared to $236.7 million in the fourth quarter of fiscal 2001. As a result, accounts receivable were $249.9 million at September 30, 2002 compared to $220.8 million at September 30, 2001. Other significant changes in balance sheet accounts affecting cash provided by operating activities were the payment in 2002 of $27.9 million of restructuring liabilities from the 2001 restructuring compared to a buildup of restructuring reserves in 2001 of $37.3 million and increases to other liabilities, primarily pension related obligations, added $33.6 million in fiscal 2002 compared to only $7.6 million in fiscal 2001. Deferred taxes added $21.2 million to cash flows from operating activities due to tax benefits from the payment of restructuring accruals from 2001 in fiscal 2002 and additional bonus depreciation recognized for tax purposes in fiscal 2002.

Our pension liabilities increased dramatically in fiscal 2002 due to the decline in investment performance and interest rates. The unfunded status of our curtailed defined benefit plans in the United States increased from a deficit of $12.2 million at September 30, 2001 to a deficit of $29.2 million at September 30, 2002. Our International plans went from a deficit of $24.3 million in fiscal 2001 to a deficit of $50.2 million in fiscal 2002. Employer contributions to the plans in fiscal 2003 are not expected to increase appreciably from fiscal 2002 contributions of $7.8 million.

In April 2002, our subsidiary in the United Kingdom, working in conjunction with Friends of the Earth (U.K.), reached agreement with English Nature on the cessation of peat extraction activities at three peat bogs leased by us. In late April 2002, we received payments totaling $18.1 million for the transfer of our interests in the properties and for the immediate cessation of all but a limited amount of peat extraction on one of the three sites. Approximately $13.0 million was recorded as deferred income and will be recognized in income over the 29 month period which began in May 2002 and coincides with the period we are allowed to complete extraction activities at the one site. An additional $2.8 million was received for peat inventory sold to English Nature which will be used for restoration activities to be conducted at the various sites. We will also receive compensation for services rendered from time to time in assisting English Nature in restoration activities. Further amounts of approximately $3.0 million will be payable to us upon cessation of peat extraction on the remaining site before October 2004 and the final transfer of interests in the property. This agreement is not expected to have an impact on the Company's ability to source these raw materials in the near term. The deferred revenue recorded in this transaction is included in the change in accrued taxes and liabilities for the portion to be recognized in fiscal 2003 and in the increase in other liabilities for the portion recognizable after fiscal 2003 in the Consolidated Statements of Cash Flows.

Cash used in investing activities was $113.0 million for fiscal 2002, compared to $101.0 million in the prior year period. Payments on seller notes increased because of payments made on the Substral deferred purchase obligation in fiscal 2002. Cash payments on acquisitions completed by Scotts LawnService® increased to $30.5 million in fiscal 2002 from $13.0 million in fiscal 2001. The total value of acquisitions by Scotts LawnService®, including property and equipment obtained in the acquisitions, in fiscal 2002 was $54.8 million, compared to nearly $18.0 million in fiscal 2001.

In March 2002, an arbitration with Rhone-Poulenc Jardin concerning the amount paid for businesses acquired in 1998 was settled for a cash payment of $10.4 million to us of which $0.8 million was interest. After payment of legal fees of $2.6 million, the net proceeds of $7.0 million were recorded as reductions in goodwill and other indefinite-lived intangible assets. The net proceeds are reflected in the Consolidated Statements of Cash Flows as other cash flows from investing activities.

Financing activities used cash of $41.8 million for fiscal 2002, compared to providing $21.4 million in the prior year. The decrease in cash from financing activities was primarily due to the repayment of borrowings under our credit facility in fiscal 2002 partially offset by the $70 million issuance of subordinated notes in January 2002. The net proceeds of this issuance were used to pay down borrowings on our revolving credit facility. Proceeds from the exercises of stock options increased to $19.7 million in fiscal 2002 from $17.0 million in fiscal 2001. In addition to option exercises in fiscal 2002, 1.2 million warrants were exercised in exchange for the issuance of 0.5 million treasury shares in a non-cash transaction.

Our primary sources of liquidity are funds generated by operations and borrowings under our credit agreement. The credit agreement provided for borrowings in the aggregate principal amount of $1.1 billion consisting of term loan facilities in the aggregate amount of $525 million and a revolving credit facility in the amount of $575 million. Due to paydowns on our term loans, the amount available under the term loan facilities has been reduced to approximately $375 million as of September 30, 2002. Also, as of September 30, 2002, approximately $14 million of the $575 million revolving credit facility is committed for letters of credit; the balance of approximately $561 million is available for use.

Total debt was $829.4 million as of September 30, 2002, a decrease of $58.4 million compared with total debt at September 30, 2001 of $887.8 million. The decrease in debt compared to the prior year was primarily due to scheduled debt repayments on our term loans during fiscal 2002 and the repayment of all borrowings on our revolver as of September 30, 2002 due to significantly improved cash flow from operations.

At September 30, 2002 we are in compliance with all debt covenants. The credit agreement contains covenants on interest coverage and leverage. The credit agreement and the Subordinated Note indenture agreement also contain numerous negative covenants which we are also in compliance with in fiscal 2002. We expect to be in compliance with all covenants in fiscal 2003. There are no rating triggers in our credit agreement or the Subordinated Note indenture agreement.

Total cash was $99.7 million at September 30, 2002, an increase of $81.0 million from September 30, 2001. Due to restrictions in our debt agreements on voluntary prepayments of indebtedness, we elected not to use the cash on hand at September 30, 2002 to paydown indebtedness because voluntary paydowns permanently reduce the total borrowing commitment available under the credit facility. A mandatory excess cash-flow prepayment of $24.4 million was paid in November 2002 based upon fiscal 2002's results of operations and cash flows.

We did not repurchase any treasury shares in fiscal 2001 or fiscal 2002. We have not paid dividends on the common shares in the past and do not presently plan to pay dividends on the common shares. It is presently anticipated that earnings will be retained and reinvested to support the growth of our business or to pay down indebtedness. The payment of future dividends, if any, on common shares will be determined by the Board of Directors of Scotts in light of conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors.

All of our off balance sheet financing is in the form of operating leases which are disclosed in the notes to consolidated financial statements. We have no financial guarantees or other arrangements with any related parties other than our subsidiaries. All material intercompany transactions are eliminated in our consolidated financial statements. Certain transactions with executive officers are fully described and disclosed in our proxy statement. Such transactions pertain primarily to office space provided to and administrative services provided by Hagedorn Partnership, L.P. and do not exceed $150,000 per annum.

In late April 2002, a jury awarded us payment of $22.5 million for amounts owed to us by Central Garden & Pet, a former distributor. At the same time, we were ordered to pay Central Garden & Pet $12.1 million for fees and credits owed to them. The verdict is subject to further revision by post trial motions and is also appealable. The final outcome cannot be determined until the final judgment is entered by the court and all appeals, if any, are concluded. We are unable to predict at this time when the determination of a final amount will occur or when, or if, we will receive final payment.

In July 2002, the Company's Board of Directors approved a plan designed to significantly improve the profitability of the International consumer and professional businesses. The plan includes implementation of an SAP platform throughout Europe, as well as efforts to optimize operations in the United Kingdom, France and Germany, including the creation of a global supply chain. We estimate that there will be a cash outlay of $50-$60 million, of which approximately 25% will be capital expenditures, to implement this plan fully over by the end of fiscal 2005. A restructuring and other charge of $4.0 million was recorded in the fourth quarter of fiscal 2002 related to one of the projects in the plan, the announced closure of a manufacturing plant in Bramford, England.

During the first quarter of fiscal 2003, a fork lift accident occurred at Scotts' plant in Chino, California. The accident resulted in the death of a Scotts' associate. Scotts believes that workers' compensation insurance coverage is the family's exclusive remedy against Scotts and therefore does not currently anticipate any action by the family against Scotts. There is some risk, however, that claims will be made by the employee's family against third parties, in which case Scotts may become involved in the litigation. Scotts believes it has defenses to any attempt to add Scotts as a defendant, but there can be no guarantees at this point that the defense would be successful. As of December 10, 2002, we are not aware of any complaint that has been filed relating to the accident or any other action by the employee's family.

We are party to various pending judicial and administrative proceedings arising in the ordinary course of business. These include, among others, proceedings based on accidents or product liability claims and alleged violations of environmental laws. We have reviewed our pending environmental and legal proceedings, including the probable outcomes, reasonably anticipated costs and expenses, availability and limits of our insurance coverage and have established what we believe to be appropriate reserves. We do not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on our liquidity, financial condition or results of operations.

The following table summarizes our future cash outflows for contractual obligations as of September 30, 2002 (in millions):

		Payments Due by Period			
Contractual Cash Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Debt	$ 845.7	$105.8	$ 89.4	$181.3	$469.2
Operating leases	88.1	21.2	30.7	12.6	23.6
Unconditional purchase obligations	238.1	84.9	82.6	40.6	30.0
Fixed interest payments	6.8	3.7	3.1		
Annual contribution payment under 10 year term of marketing agreement	150.0	25.0	50.0	50.0	25.0
Total contractual cash obligations	$1,328.7	$240.6	$255.8	$284.5	$547.8

In our opinion, cash flows from operations and capital resources will be sufficient to meet debt service and working capital needs during fiscal 2003, and thereafter for the foreseeable future. However, we cannot ensure that our business groups will generate sufficient cash flow from operations or that future borrowings will be available under our credit facilities in amounts sufficient to pay indebtedness or fund other liquidity needs. Actual results of operations will depend on numerous factors, many of which are beyond our control.

Environmental Matters

We are subject to local, state, federal and foreign environmental protection laws and regulations with respect to our business operations and believe we are operating in substantial compliance with, or taking actions aimed at ensuring compliance with, such laws and regulations. We are involved in several legal actions with various governmental agencies related to environmental matters. While it is difficult to quantify the potential financial impact of actions involving environmental matters, particularly remediation costs at waste disposal sites and future capital expenditures for environmental control equipment, in the opinion of management, the ultimate liability arising from such environmental matters, taking into account established reserves, should not have a material adverse effect on our financial position. However, there can be no assurance that the resolution of these matters will not materially affect future quarterly or annual operating results.

Management's Outlook

We are very pleased with the Company's performance in fiscal 2002. We entered the year having just completed a significant restructuring and reduction in force in the fourth quarter of fiscal 2001. We set challenging goals for 2002 such as aggressive growth in sales and profitability, improved customer service from our order processing and supply chain organizations, improved cash flows from better management of working capital and significant cost savings from the restructuring and from new supply chain initiatives to cut costs. We also faced unforeseen problems during the year such as retailer initiatives to reduce inventory levels and improve their inventory turns, and the bankruptcy of a major customer in the United States.

We were successful in 2002 because we executed well on all fronts. Scotts LawnService® increased revenues over 80%, while closing on more than $50 million of acquisitions, and our supply chain organization met its cost reduction targets while reducing inventories in North America by over $90 million and improving customer service. Increased profitability and working capital management brought free cash flow of $161 million. We also saw improvement in our International businesses and improved our return on invested capital.

Our success in fiscal 2002 sets the stage for fiscal 2003. We are committed to the continued improvement of our International businesses. We have embarked upon a three year plan to invest in systems and reorganize our International operations to drive profitable growth. We have aggressive growth and acquisition goals for Scotts LawnService®. We expect continued excellence from our supply chain organization in efficient operations, customer service and cost cutting. We will invest in advertising and explore new distribution channels and products to leverage our strong brands and drive profitable growth in our North American businesses.

We believe fiscal 2003 will be a year of profitable growth, with continued improvement in return on invested capital and strong cash flow.

Forward-Looking Statements

We have made and will make "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in our 2002 Summary Annual Report, in this booklet, in our 2002 Annual Report on Form 10-K and in other contexts relating to future growth and profitability targets and strategies designed to increase total shareholder value. Forward-looking statements also include, but are not limited to, information regarding our future economic and financial condition, the plans and objectives of our management and our assumptions regarding our performance and these plans and objectives.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statements. We desire to take advantage of the "safe harbor" provisions of that Act.

Some forward-looking statements that we make in our 2002 Summary Annual Report, in this booklet, in our 2002 Annual Report on Form 10-K and in other contexts represent challenging goals for our company, and the achievement of these goals is subject to a variety of risks and assumptions and numerous factors beyond our control. Important factors that could cause actual results to differ materially from the forward-looking statements we make are described below. All forward-looking statements attributable to us or persons working on our behalf are expressly qualified in their entirety by the following cautionary statements.

- OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS.

  We have a significant amount of debt. Our substantial indebtedness could have important consequences. For example, it could:

  - make it more difficult for us to satisfy our obligations under outstanding indebtedness and otherwise;
  - increase our vulnerability to general adverse economic and industry conditions;
  - require us to dedicate a substantial portion of cash flows from operations to payments on our indebtedness, which would reduce the cash flows available to fund working capital, capital expenditures, advertising, research and development efforts and other general corporate requirements;
  - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
  - place us at a competitive disadvantage compared to our competitors that have less debt;
  - limit our ability to borrow additional funds; and
  - expose us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

  Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

  We cannot assure you that our business will generate sufficient cash flow from operations or that currently anticipated cost savings and operating improvements will be realized on schedule or at all. We also cannot assure you that future borrowings will be available to us under our credit facility in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

- RESTRICTIVE COVENANTS MAY ADVERSELY AFFECT US.

  Our credit facility and the indenture governing our outstanding senior subordinated notes contain restrictive covenants that require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests. A breach of any of these covenants could result in a default under our credit facility and/or our outstanding senior subordinated notes. Upon the occurrence of an event of default under our credit facility and/or the senior subordinated notes, the lenders and/or noteholders could elect to declare the applicable outstanding indebtedness to be immediately due and payable and terminate all commitments to extend further credit. We cannot be sure that our lenders or the noteholders would waive a default or that we could pay the indebtedness in full if it were accelerated.

- ADVERSE WEATHER CONDITIONS COULD ADVERSELY IMPACT FINANCIAL RESULTS.

  Weather conditions in North America and Europe have a significant impact on the timing of sales in the spring selling season and overall annual sales. An abnormally cold spring throughout North America and/or Europe could adversely affect both fertilizer and pesticide sales and therefore our financial results.

- OUR HISTORICAL SEASONALITY COULD IMPAIR OUR ABILITY TO PAY OBLIGATIONS AS THEY COME DUE IN ADDITION TO OUR OPERATING EXPENSES.

  Because our products are used primarily in the spring and summer, our business is highly seasonal. For the past two fiscal years, more than 70% of our net sales have occurred in the second and third fiscal quarters combined. Our working capital needs and our borrowings peak near the middle of our second fiscal quarter because we are generating fewer revenues while incurring expenditures in preparation for the spring selling season. If cash on hand is insufficient to pay our obligations as they come due, including interest payments on our indebtedness, or our operating expenses, at a time when we are unable to draw on our credit facility, this seasonality could have a material adverse effect on our ability to conduct our business. Adverse weather conditions could heighten this risk.

- PERCEPTIONS THAT THE PRODUCTS WE PRODUCE AND MARKET ARE NOT SAFE COULD ADVERSELY AFFECT US.

  We manufacture and market a number of complex chemical products, such as fertilizers, growing media, herbicides and pesticides, bearing one of our brand names. On occasion, allegations are made that some of our products have failed to perform up to expectations or have caused damage or injury to individuals or property. Based on reports of contamination at a third party supplier's vermiculite mine, the public may perceive that some of our products manufactured in the past using vermiculite are or may also be contaminated. Public perception that our products are not safe, whether justified or not, could impair reputation, involve us in litigation, damage our brand names and have a material adverse affect our business.

- BECAUSE OF THE CONCENTRATION OF OUR SALES TO A SMALL NUMBER OF RETAIL CUSTOMERS, THE LOSS OF ONE OR MORE OF, OR SIGNIFICANT DECLINE IN ORDERS FROM, OUR TOP CUSTOMERS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

  North American Consumer net sales represent approximately 70% of our worldwide net sales. Our top four North American retail customers together accounted for over 75% of our North American Consumer fiscal 2002 net sales and 42% of our outstanding accounts receivable as of September 30, 2002. Home Depot, Wal-Mart, Lowe's and Kmart represented approximately 37%, 18%, 11% and 10%, respectively, of our fiscal 2002 North American Consumer net sales. The loss of, or reduction in orders from, Home Depot, Wal-Mart, Lowe's, Kmart or any other significant customer could have a material adverse effect on our business and our financial results, as could customer disputes regarding shipments, fees, merchandise condition or related matters. Our inability to collect accounts receivable from any of these customers could also have a material adverse affect.

  We do not have long-term sales agreements or other contractual assurances as to future sales to any of our major retail customers. In addition, continued consolidation in the retail industry has resulted in an increasingly concentrated retail base. To the extent such concentration continues to occur, our net sales and operating income may be increasingly sensitive to a deterioration in the financial condition of, or other adverse developments involving our relationship with, one or more customers.

  Kmart, one of our top customers, filed for bankruptcy relief under Chapter 11 of the bankruptcy code on January 22, 2002. Following such filing, and their successful obtaining of debtor-in-possession financing, we recommenced shipping products to Kmart, and we intend to continue shipping products to Kmart for the foreseeable future. If Kmart does not successfully emerge from its bankruptcy reorganization, our business could be adversely affected.

- THE HIGHLY COMPETITIVE NATURE OF THE COMPANY'S MARKETS COULD ADVERSELY AFFECT THE ABILITY OF THE COMPANY TO GROW OR MAINTAIN REVENUES.

  Each of our segments participates in markets that are highly competitive. Many of our competitors sell their products at prices lower than ours, and we compete primarily on the basis of product quality, product performance, value, brand strength, supply chain competency and advertising. Some of our competitors have significant financial resources and research departments. The strong competition that we face in all of our markets may prevent us from achieving our revenue goals, which may have a material adverse affect on our financial condition and results of operations.

- IF MONSANTO WERE TO TERMINATE THE MARKETING AGREEMENT FOR CONSUMER ROUNDUP® PRODUCTS WITHOUT BEING REQUIRED TO PAY ANY TERMINATION FEE, WE WOULD LOSE A SUBSTANTIAL SOURCE OF FUTURE EARNINGS.

  If we were to commit a serious default under the marketing agreement with Monsanto for consumer Roundup® products, Monsanto may have the right to terminate the agreement. If Monsanto were to terminate the marketing agreement for cause, we would not be entitled to any termination fee, and we would lose all, or a significant portion, of this significant source of earnings and overhead expense absorption the marketing agreement provides. Monsanto may also be able to terminate the marketing agreement within a given region, including North America, without paying us a termination fee if sales to consumers in that region decline:

  - over a cumulative three fiscal year period; or
  - by more than 5% for each of two consecutive fiscal years.

- THE HAGEDORN PARTNERSHIP L.P. BENEFICIALLY OWNS APPROXIMATELY 37% OF OUR OUTSTANDING COMMON SHARES ON A FULLY DILUTED BASIS.

  The Hagedorn Partnership L.P. beneficially owns approximately 37% of our outstanding common shares on a fully diluted basis and has sufficient voting power to significantly influence the election of directors and the approval of other actions requiring the approval of our shareholders.

- COMPLIANCE WITH ENVIRONMENTAL AND OTHER PUBLIC HEALTH REGULATIONS COULD INCREASE OUR COST OF DOING BUSINESS.

  Local, state, federal and foreign laws and regulations relating to environmental matters affect us in several ways. In the United States, all products containing pesticides must be registered with the United States Environmental Protection Agency ("U.S. EPA") and, in many cases, similar state agencies before they can be sold. The inability to obtain or the cancellation of any registration could have an adverse effect on our business. The severity of the effect would depend on which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals. We may not always be able to avoid or minimize these risks.

  The Food Quality Protection Act, enacted by the U.S. Congress in August 1996, establishes a standard for food-use pesticides: that a reasonable certainty of no harm will result from the cumulative effect of pesticide exposures. Under this act, the U.S. EPA is evaluating the cumulative risks from dietary and non-dietary exposures to pesticides. The pesticides in our products, certain of which may be used on crops processed into various food products, continue to be evaluated by the U.S. EPA as part of this exposure risk assessment. It is possible that the U.S. EPA or a third party active ingredient registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. For example, in June 2000, DowAgroSciences, an active ingredient registrant, voluntarily agreed to a gradual phase-out of residential uses of chlorpyrifos, an active ingredient used in our lawn and garden products. In December 2000, the U.S. EPA reached agreement with various parties, including manufacturers of the active ingredient diazinon, regarding a phased withdrawal from retailers by December 2004 of residential uses of products containing diazinon, used also in our lawn and garden products. We cannot predict the outcome or the

severity of the effect of the U.S. EPA's continuing evaluations of active ingredients used in our products.

The use of certain pesticide and fertilizer products is regulated by various local, state, federal and foreign environmental and public health agencies. Regulations regarding the use of some pesticide and fertilizer products may include requirements that only certified or professional users apply the product, that the products be used only in specified locations or that certain ingredients not be used. Users may be required to post notices on properties to which products have been or will be applied and may be required to notify individuals in the vicinity that products will be applied in the future. Even if we are able to comply with all such regulations and obtain all necessary registrations, we cannot assure you that our products, particularly pesticide products, will not cause injury to the environment or to people under all circumstances. The costs of compliance, remediation or products liability have adversely affected operating results in the past and could materially affect future quarterly or annual operating results.

The harvesting of peat for our growing media business has come under increasing regulatory and environmental scrutiny. In the United States, state regulations frequently require us to limit our harvesting and to restore the property to an agreed-upon condition. In some locations, we have been required to create water retention ponds to control the sediment content of discharged water. In the United Kingdom, our peat extraction efforts are also the subject of legislation.

In addition to the regulations already described, local, state, federal and foreign agencies regulate the disposal, handling and storage of waste, air and water discharges from our facilities. In June 1997, the Ohio Environmental Protection Agency ("Ohio EPA") initiated an enforcement action against us with respect to alleged surface water violations and inadequate treatment capabilities at our Marysville facility and is seeking corrective action under the Resource Conservation Recovery Act. We have met with the Ohio EPA and the Ohio Attorney General's office to negotiate an amicable resolution of these issues. On December 3, 2001, an agreed judicial Consent Order was submitted to the Union County Common Pleas Court and was entered by the court on January 25, 2002.

In fiscal 2002, we made $0.3 in environmental capital expenditures and incurred approximately $5.4 million in other environmental expenses, compared with approximately $0.6 million in environmental capital expenditures and $2.1 million in other environmental expenses in fiscal 2001.

The adequacy of these estimated future expenditures is based on our operating in substantial compliance with applicable environmental and public health laws and regulations and several significant assumptions:

- that we have identified all of the significant sites that must be remediated;
- that there are no significant conditions of potential contamination that are unknown to us; and
- that with respect to the agreed judicial Consent Order in Ohio, that potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

If there is a significant change in the facts and circumstances surrounding these assumptions or if we are found not to be in substantial compliance with applicable environmental and public health laws and regulations, it could have a material impact on future environmental capital expenditures and other environmental expenses and our results of operations, financial position and cash flows.

- OUR SIGNIFICANT INTERNATIONAL OPERATIONS MAKE US SUSCEPTIBLE TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES AND TO THE COSTS OF INTERNATIONAL REGULATION.

We currently operate manufacturing, sales and service facilities outside of North America, particularly in the United Kingdom, Germany, France and the Netherlands. In fiscal 2002,

international sales accounted for approximately 24% of our total sales. Accordingly, we are subject to risks associated with operations in foreign countries, including:

- fluctuations in currency exchange rates;
- limitations on the conversion of foreign currencies into U.S. dollars;
- limitations on the remittance of dividends and other payments by foreign subsidiaries;
- additional costs of compliance with local regulations; and
- historically, higher rates of inflation than in the United States.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs related to our international operations could adversely affect our operations and financial results in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As part of our ongoing business, we are exposed to certain market risks, including fluctuations in interest rates, foreign currency exchange rates and commodity prices. We use derivative financial and other instruments, where appropriate, to manage these risks. We do not enter into transactions designed to mitigate our market risks for trading or speculative purposes.

Interest Rate Risk

We have various debt instruments outstanding at September 30, 2002 and 2001 that are impacted by changes in interest rates. As a means of managing our interest rate risk on these debt instruments, we entered into the following interest rate swap agreements to effectively convert certain variable rate debt obligations to fixed rates:

- In fiscal 2001, we had a 20 million British Pounds Sterling notional amount swap to convert variable rate debt obligations denominated in British Pounds Sterling to a fixed rate. The exchange rate used to convert British Pounds Sterling to U.S. dollars at September 30, 2001 was $1.47:1 GBP.

- At September 30, 2002 and 2001, six and four interest rate swaps with a total notional amount of $95.0 million and $105.0 million, respectively, were used to hedge a portion of the term loan variable-rate obligations under our credit facility.

The following table summarizes information about our derivative financial instruments and debt instruments that are sensitive to changes in interest rates as of September 30, 2002 and 2001. For debt instruments, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents expected cash flows based on notional amounts and weighted-average interest rates by contractual maturity dates. Weighted-average variable rates are based on implied forward rates in the yield curve at September 30, 2002 and 2001. The information is presented in U.S. dollars (in millions):

	Expected Maturity Date							
2002	2003	2004	2005	2006	2007	after	Total	Fair Value
Long-term debt:								
Fixed rate debt						$400.0	$400.0	$391.8
Average rate						8.625%	8.625%	
Variable rate debt	$59.1	$34.2	$43.6	$ 0.9	$178.3	$ 59.4	$375.5	$375.5
Average rate	5.95%	6.32%	6.33%	5.03%	5.03%	5.03%	5.52%	
Interest rate derivatives:								
Interest rate swaps on US$ LIBOR	$(2.0)	$ (1.6)					$ (3.6)	$ (3.6)
Average rate	4.45%	4.29%					4.38%	

2001	Expected Maturity Date 2002	2003	2004	2005	2006	after	Total	Fair Value
Long-term debt:								
Fixed rate debt						$330.0	$330.0	$320.5
Average rate						8.625%	8.625%	
Variable rate debt	$31.3	$34.2	$34.2	$138.1	$ 0.9	$254.6	$493.3	$493.3
Average rate	6.30%	6.30%	6.30%	6.40%	6.10%	6.10%	6.23%	
Interest rate derivatives:								
Interest rate swaps on GBP LIBOR	$ (0.5)						$ (0.5)	$ (0.5)
Average rate	7.62%						7.62%	
Interest rate swaps on US$ LIBOR	$ (1.6)	$ (0.6)	$ (0.1)				$ (2.3)	$ (2.2)
Average rate	5.13%	5.15%	5.18%				5.14%	

Other Market Risks

Our market risk associated with foreign currency rates is not considered to be material. Through fiscal 2002, we had only minor amounts of transactions that were denominated in currencies other than the currency of the country of origin. We are subject to market risk from fluctuating market prices of certain raw materials, including urea and other chemicals and paper and plastic products. Our objectives surrounding the procurement of these materials are to ensure continuous supply and to minimize costs. We seek to achieve these objectives through negotiation of contracts with favorable terms directly with vendors. We do not enter into forward contracts or other market instruments as a means of achieving our objectives or minimizing our risk exposures on these materials.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of The Scotts Company and Subsidiaries:

Report of Management 26

Report of Independent Accountants 27

Consolidated Statements of Operations for the fiscal years ended September 30, 2002, 2001 and 2000 28

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2002, 2001 and 2000 29

Consolidated Balance Sheets at September 30, 2002 and 2001 30

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the fiscal years ended September 30, 2002, 2001 and 2000 31

Notes to Consolidated Financial Statements 33

REPORT OF MANAGEMENT

Management of The Scotts Company is responsible for the preparation, integrity and objectivity of the financial information presented in this 2002 Financial Statements and Other Information booklet. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and, accordingly, include some amounts that are based on management's best judgments and estimates.

Management is responsible for maintaining a system of accounting and internal controls which it believes is adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures and a program of internal audits are important elements of these control systems.

The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants selected by the Board of Directors. The independent accountants conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements in accordance with generally accepted accounting principles in the United States of America.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, internal audit personnel and the independent accountants to discuss internal accounting controls and auditing and financial reporting matters. The Audit Committee reviews with the independent accountants the scope and results of the audit effort. Both internal audit personnel and the independent accountants have access to the Audit Committee with or without the presence of management.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
The Scotts Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of The Scotts Company and its subsidiaries at September 30, 2002, and September 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6 to the financial statements, effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".



PRICEWATERHOUSECOOPERS LLP
Columbus, Ohio

October 30, 2002

The Scotts Company

Consolidated Statements of Operations

for the fiscal years ended September 30, 2002, 2001 and 2000

(in millions, except per share data)

	2002	2001	2000
Net sales	$1,760.6	$1,695.8	$1,656.2
Cost of sales	1,124.0	1,092.1	1,052.4
Restructuring and other charges	1.7	7.3	
Gross profit	634.9	596.4	603.8
Gross commission earned from marketing agreement	39.6	39.1	39.2
Contribution expenses under marketing agreement	23.4	18.3	9.9
Net commission earned from marketing agreement	16.2	20.8	29.3
Operating expenses:			
Advertising	82.2	89.1	89.0
Selling, general and administrative	329.6	324.1	312.8
Restructuring and other charges	6.4	68.4	
Amortization of goodwill and other intangibles	5.7	27.7	27.1
Other income, net	(12.0)	(8.5)	(6.0)
Income from operations	239.2	116.4	210.2
Interest expense	76.3	87.7	93.9
Income before income taxes	162.9	28.7	116.3
Income taxes	61.9	13.2	43.2
Income before cumulative effect of accounting change	101.0	15.5	73.1
Cumulative effect of change in accounting for intangible assets, net of tax	(18.5)		
Net income	82.5	15.5	73.1
Dividends on Class A Convertible Preferred Stock			6.4
Income applicable to common shareholders	$ 82.5	$ 15.5	$ 66.7
Basic earnings per share:			
Weighted-average common shares outstanding during the period	29.3	28.4	27.9
Basic earnings per common share:			
Before cumulative effect of accounting change	$ 3.44	$ 0.55	$ 2.39
Cumulative effect of change in accounting for intangible assets, net of tax	(0.63)		
After cumulative effect of accounting change	$ 2.81	$ 0.55	$ 2.39
Diluted earnings per share:			
Weighted-average common shares outstanding during the period	31.7	30.4	29.6
Diluted earnings per common share:			
Before cumulative effect of accounting change	$ 3.19	$ 0.51	$ 2.25
Cumulative effect of change in accounting for intangible assets, net of tax	(0.58)		
After cumulative effect of accounting change	$ 2.61	$ 0.51	$ 2.25

See Notes to Consolidated Financial Statements.

The Scotts Company
Consolidated Statements of Cash Flows
for the fiscal years ended September 30, 2002, 2001 and 2000
(in millions)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 82.5	$ 15.5	$ 73.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of change in accounting for intangible assets, pre-tax	29.8		
Depreciation	34.4	32.6	29.0
Amortization	9.1	31.0	32.0
Deferred taxes	21.2	(19.9)	7.5
Restructuring and other charges		27.7	
Loss on sale of property			4.4
Gain on sale of business			(4.6)
Changes in assets and liabilities, net of acquired businesses:			
Accounts receivable	(29.0)	(14.2)	6.4
Inventories	99.4	(68.5)	5.8
Prepaid and other current assets	(2.7)	31.4	(9.2)
Accounts payable	(17.0)	(2.8)	19.4
Accrued taxes and liabilities	11.7	(22.7)	22.5
Restructuring reserves	(27.9)	37.3	
Other assets	(4.5)	6.1	(4.7)
Other liabilities	33.6	7.6	(6.4)
Other, net	(16.3)	4.6	(3.7)
Net cash provided by operating activities	224.3	65.7	171.5
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in property, plant and equipment	(57.0)	(63.4)	(72.5)
Proceeds from sale of equipment			1.8
Investments in acquired businesses, net of cash acquired	(31.0)	(26.5)	(18.3)
Payments on sellers notes	(32.0)	(11.1)	(1.0)
Other, net	7.0		0.5
Net cash used in investing activities	(113.0)	(101.0)	(89.5)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net borrowings (repayments) under revolving and bank lines of credit	(97.6)	61.7	(26.0)
Gross borrowings under term loans		260.0	
Gross repayments under term loans	(31.9)	(315.7)	(23.7)
Issuance of 8 5/8% senior subordinated notes, net of issuance fees	70.2		
Financing and issuance fees	(2.2)	(1.6)	(1.0)
Dividends on Class A Convertible Preferred Stock			(6.4)
Repurchase of treasury shares			(23.9)
Cash received from exercise of stock options	19.7	17.0	2.8
Net cash provided by (used in) financing activities	(41.8)	21.4	(78.2)
Effect of exchange rate changes on cash	11.5	(0.4)	(1.1)
Net increase (decrease) in cash	81.0	(14.3)	2.7
Cash and cash equivalents, beginning of period	18.7	33.0	30.3
Cash and cash equivalents, end of period	$ 99.7	$ 18.7	$ 33.0

See Notes to Consolidated Financial Statements.

The Scotts Company
Consolidated Balance Sheets
September 30, 2002 and 2001
(in millions except per share data)

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 99.7	$ 18.7
Accounts receivable, less allowance for uncollectible accounts of $33.2 in 2002 and $27.4 in 2001	249.9	220.8
Inventories, net	269.1	368.4
Current deferred tax asset	74.6	52.2
Prepaid and other assets	36.8	34.1
Total current assets	730.1	694.2
Property, plant and equipment, net	329.2	310.7
Goodwill and intangible assets, net	791.7	771.1
Other assets	50.4	67.0
Total assets	$1,901.4	$1,843.0
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 98.2	$ 71.3
Accounts payable	134.0	150.9
Accrued liabilities	206.4	208.0
Accrued taxes	13.2	14.9
Total current liabilities	451.8	445.1
Long-term debt	731.2	816.5
Other liabilities	124.5	75.2
Total liabilities	1,307.5	1,336.8
Commitments and contingencies (Notes 15 and 16)		
Shareholders' equity:		
Preferred shares, no par value, none issued		
Common shares, no par value per share, $.01 stated value per share, 31.3 shares issued in 2002 and 2001	0.3	0.3
Capital in excess of stated value	398.6	398.3
Retained earnings	294.8	212.3
Treasury stock at cost, 1.2 shares in 2002 and 2.6 shares in 2001	(41.8)	(70.0)
Accumulated other comprehensive income	(58.0)	(34.7)
Total shareholders' equity	593.9	506.2
Total liabilities and shareholders' equity	$1,901.4	$1,843.0

See Notes to Consolidated Financial Statements.

The Scotts Company

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the fiscal years ended September 30, 2002, 2001 and 2000 (in millions)

	Preferred Shares		Common Shares		Capital in Excess of Stated Value	Retained Earnings	Treasury Stock	
	Shares	Amount	Shares	Amount			Shares	Amount
Balance, September 30, 1999	0.0	173.9	21.3	0.2	213.9	130.1	(2.9)	(61.9)
Net income						73.1		
Foreign currency translation								
Minimum pension liability								
Comprehensive income								
Issuance of common shares held in treasury				0.1	1.5		0.1	2.3
Purchase of common shares							(0.6)	(23.9)
Dividends on Class A Convertible Preferred Stock						(6.4)		
Conversion of Class A Convertible Preferred Stock	—	(173.9)	10.0	—	173.9	—	—	—
Balance, September 30, 2000	0.0	0.0	31.3	0.3	389.3	196.8	(3.4)	(83.5)
Net income						15.5		
Foreign currency translation								
Unrecognized loss on derivatives								
Minimum pension liability								
Comprehensive income								
Issuance of common shares held in treasury	—	—	—	—	9.0	—	0.8	13.5
Balance, September 30, 2001	0.0	0.0	31.3	0.3	398.3	212.3	(2.6)	(70.0)
Net income						82.5		
Foreign currency translation								
Unrecognized loss on derivatives								
Minimum pension liability								
Comprehensive income								
Issuance of common shares held in treasury	—	—	—	—	0.3	—	1.4	28.2
Balance, September 30, 2002	0.0	$ 0.0	31.3	$0.3	$398.6	$294.8	(1.2)	$ (41.8)

The Scotts Company

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (continued)

for the fiscal years ended September 30, 2002, 2001 and 2000

(in millions)

	Accumulated Other Comprehensive Income			
	Derivatives	Minimum Pension Liability Adjustment	Foreign Currency Translation	Total
Balance, September 30, 1999	$	$ (4.2)	$ (8.7)	$ 443.3
Net income				73.1
Foreign currency translation			(11.2)	(11.2)
Minimum pension liability		(0.9)(a)		(0.9)
Comprehensive income				61.0
Issuance of common shares held in treasury				3.9
Purchase of common shares				(23.9)
Dividends on Class A Convertible Preferred Stock				(6.4)
Conversion of Class A Convertible Preferred Stock				
Balance September 30, 2000	$	$ (5.1)	$ (19.9)	$ 477.9
Net income				15.5
Foreign currency translation				
Unrecognized loss on derivatives	(1.5)(b)			(1.5)
Minimum pension liability		(8.2)(a)		(8.2)
Comprehensive income				5.8
Issuance of common shares held in treasury				22.5
Balance September 30, 2001	$ (1.5)	$ (13.3)	$ (19.9)	$ 506.2
Net income				82.5
Foreign currency translation			1.7	1.7
Unrecognized loss on derivatives	(0.6)(b)			(0.6)
Minimum pension liability		(24.4)(a)		(24.4)
Comprehensive income				59.2
Issuance of common share held in treasury				28.5
Balance September 30, 2002	$ (2.1)	$ (37.7)	$ (18.2)	$ 593.9

(a) Net of tax benefits of $14.8, $5.5, and $0.5 for fiscal 2002, 2001 and 2000, respectively.

(b) Net of tax benefits of $0.3 and $1.1 for fiscal 2002 and 2001.

See Notes to Consolidated Financial Statements.

The Scotts Company
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Scotts Company and its subsidiaries (collectively "Scotts" or the "Company") are engaged in the manufacture, marketing and sale of lawn care and garden products. The Company's major customers include home improvement centers, mass merchandisers, large hardware chains, independent hardware stores, nurseries, garden centers, food and drug stores, lawn and landscape service companies, commercial nurseries and greenhouses, and specialty crop growers. The Company's products are sold primarily in North America and, the European Union. We also operate the Scotts LawnService® business which provides lawn, tree and shrub fertilization, insect control and other related services in the United States.

Organization and Basis of Presentation

The consolidated financial statements include the accounts of The Scotts Company and its subsidiaries. All material intercompany transactions have been eliminated.

Revenue Recognition

Revenue is recognized when products are shipped and when title and risk of loss transfer to the customer. Provisions for estimated returns and allowances are recorded at the time of shipment based on historical rates of returns as a percentage of sales. Scotts LawnService® revenues are recognized at the time service is provided to the customer.

Promotional Allowances

The Company promotes its branded products through cooperative advertising programs with retailers. Retailers are also offered in-store promotional allowances and rebates based on sales volumes. Certain products are also promoted with direct consumer rebate programs. Promotion costs (including allowances and rebates) incurred during the year are expensed to interim periods in relation to revenues. All amounts paid or payable to customers or consumers in connection with the purchase of our products are recorded as a reduction of net sales.

Advertising

The Company advertises its branded products through national and regional media. Advertising costs incurred during the year are expensed to interim periods in relation to revenues. All advertising costs, except for production costs, are expensed within the fiscal year in which such costs are incurred. Production costs for advertising programs are deferred until the period in which the advertising is first aired.

Scotts LawnService® promotes its service offerings through direct response mail campaigns. The external costs associated with these campaigns are deferred and recognized ratably in proportion to revenues as advertising costs over a period not in excess of one year.

Franchise Operations

The Company's Scotts LawnService® segment consists of 60 company-owned locations in 42 markets, with an additional 45 franchised locations at September 30, 2002. In fiscal 2001, there were 33 company-owned and 36 franchised locations. Franchise fee income and royalties are immaterial to total net sales.

Research and Development

All costs associated with research and development are charged to expense as incurred. Expense for fiscal 2002, 2001 and 2000 was $26.2 million, $24.7 million and $24.1 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Environmental Costs

The Company recognizes environmental liabilities when conditions requiring remediation are identified. The Company determines its liability on a site by site basis and records a liability at the time when it is probable and can be reasonably estimated. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Environmental liabilities are not discounted or reduced for possible recoveries from insurance carriers.

Internal Use Software

The Company accounts for the costs of internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Accordingly, costs other than reengineering costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation/operation stage. As of September 30, 2002 and 2001, the Company had $35.8 million and $36.7 million, respectively, in unamortized capitalized internal use computer software costs. Amortization of these costs was $5.8 million, $4.3 million and $0.9 million during fiscal 2002, 2001 and 2000, respectively.

Earnings per Common Share

Basic earnings per common share is based on the weighted-average number of common shares outstanding each period. Diluted earnings per common share is based on the weighted-average number of common shares and dilutive potential common shares (stock options, convertible preferred stock and warrants) outstanding each period.

Inventories

Inventories are stated at the lower of cost or market, principally determined by the FIFO method; however, certain growing media inventories are accounted for by the LIFO method. At September 30, 2002 and 2001, approximately 7% and 9% of inventories, respectively, are valued at the lower of LIFO cost or market. Inventories include the cost of raw materials, labor and manufacturing overhead. The Company makes provisions for obsolete or slow-moving inventories as necessary to properly reflect inventory value. Reserves for excess and obsolete inventories were $25.9 million and $22.3 million at September 30, 2002 and 2001, respectively.

Long-lived Assets

Property, plant and equipment, including significant improvements, are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. When properties are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the accounts with the resulting gain or loss being reflected in results of operations.

Depreciation of other property, plant and equipment is provided on the straight-line method and is based on the estimated useful economic lives of the assets as follows:

Land improvements	10 – 25 years
Buildings	10 – 40 years
Machinery and equipment	3 – 15 years
Furniture and fixtures	6 – 10 years
Software	3 – 8 years

Interest is capitalized on all significant capital projects. The Company capitalized $1.1 million, $3.1 million and $2.4 million of interest costs during fiscal 2002, 2001 and 2000, respectively.

Management assesses the recoverability of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its future undiscounted cash flows. If it is determined that an impairment has occurred, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents.

Foreign Exchange Instruments

Gains and losses on foreign currency transaction hedges are recognized in income and offset the foreign exchange gains and losses on the underlying transactions. Gains and losses on foreign currency firm commitment hedges are deferred and included in the basis of the transactions underlying the commitments.

All assets and liabilities in the balance sheets of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated into U.S. dollar equivalents at year-end exchange rates. Translation gains and losses are accumulated as a separate component of other comprehensive income and included in shareholders' equity. Income and expense items are translated at average monthly exchange rates. Foreign currency transaction gains and losses are included in the determination of net income.

Derivative Instruments

In the normal course of business, the Company is exposed to fluctuations in interest rates and the value of foreign currencies. The Company has established policies and procedures that govern the management of these exposures through the use of a variety of financial instruments. The Company employs various financial instruments, including forward exchange contracts and swap agreements, to manage certain of the exposures when practical. By policy, the Company does not enter into such contracts for the purpose of speculation or use leveraged financial instruments. The Company's derivatives activities are managed by the chief financial officer and other senior management of the Company in consultation with the Finance Committee of the Board of Directors. These activities include establishing a risk-management philosophy and objectives, providing guidelines for derivative-instrument usage and establishing procedures for control and valuation, counterparty credit approval and the monitoring and reporting of derivative activity. The Company's objective in managing its exposure to fluctuations in interest rates and foreign currency exchange rates is to decrease the volatility of earnings and cash flows associated with changes in the applicable rates and prices. To achieve this objective, the Company primarily enters into forward exchange contracts and swap agreements whose values change in the opposite direction of the anticipated cash flows. Derivative instruments related to forecasted transactions are considered to hedge future cash flows, and the effective portion of any gains or losses is included in other comprehensive income until earnings are affected by the variability of cash flows. Any remaining gain or loss is recognized currently in earnings. The cash flows of the derivative instruments are expected to be highly effective in achieving offsetting cash flows attributable to fluctuations in the cash flows of the hedged risk. If it becomes probable that a forecasted transaction will no longer occur, the derivative will continue to be carried on the balance sheet at fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings.

To manage certain of its cash flow exposures, the Company has entered into forward exchange contracts and interest rate swap agreements. The forward exchange contracts are designated as hedges of the Company's foreign currency exposure associated with future cash flows. Amounts payable or receivable under forward exchange contracts are recorded as adjustments to selling, general and administrative expense. The interest rate swap agreements are designated as hedges of the Company's interest rate risk

associated with certain variable rate debt. Amounts payable or receivable under the swap agreements are recorded as adjustments to interest expense.

Unrealized gains or losses resulting from valuing these swaps at fair value are recorded in other comprehensive income.

The Company adopted Statement of Financial Accounting Standards No. 133 as of October 2000. Since adoption, there have been no gains or losses recognized in earnings for hedge ineffectiveness or due to excluding a portion of the value from measuring effectiveness.

Stock Options

In July 2002, the Company announced that it would begin expensing employee stock options prospectively beginning in fiscal 2003 in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation". The fair value of future stock option grants will be expensed over the option vesting period, which has historically been three years. Based on historical option grant levels, compensation expense is expected to increase by approximately $4 million in fiscal 2003. Since expensing occurs ratably over the three-year vesting period of the options, the full effect of expensing option grants, assuming similar levels of option grants in each of fiscal 2003, 2004 and 2005 and a constant option value for each of the awards, will be approximately $12 million per year beginning in fiscal 2005.

The Company currently accounts for stock options under APB 25 "Accounting for Stock Issued to Employees" and, as allowable, adopted only the disclosure provisions of SFAS No. 123.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to fiscal 2002 classifications. The most significant of these reclassifications is the adoption of EITF 00-25 "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products" which requires that certain consideration from a vendor to a retailer be classified as a reduction in sales. Like many other companies, we have historically classified these as advertising and promotion costs. The information for all periods presented reflects this new method of presentation. Also, certain expenses previously recorded as advertising were reclassified to marketing within selling, general and administrative expenses. The amounts reclassified as a result of adopting this new accounting policy are as follows:

	For the years ended September 30,	
	2001	2000
	($ millions)	
Net sales	$ (51.1)	$ (53.6)
Gross profit	(54.2)	(55.5)
Advertising	(61.1)	(64.8)
Selling, general and administration	6.9	9.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS

	2002	2001
	($ millions)	
INVENTORIES, NET:		
Finished goods	$196.6	$295.8
Raw materials	72.5	72.6
Total	$269.1	$368.4

	2002	2001
	($ millions)	
PROPERTY, PLANT AND EQUIPMENT, NET:		
Land and improvements	$ 38.0	$ 38.9
Buildings	120.9	119.5
Machinery and equipment	289.9	203.4
Furniture and fixtures	33.1	31.9
Software	47.6	42.0
Construction in progress	45.7	79.6
Less: accumulated depreciation	(246.0)	(204.6)
Total	$ 329.2	$ 310.7

	2002	2001
	($ millions)	
ACCRUED LIABILITIES:		
Payroll and other compensation accruals	$ 53.2	$ 35.2
Advertising and promotional accruals	63.0	63.5
Restructuring accruals	11.2	30.1
Other	79.0	79.2
Total	$206.4	$208.0

	2002	2001
	($ millions)	
OTHER NON-CURRENT LIABILITIES:		
Accrued pension and postretirement liabilities	$101.6	$62.0
Legal and environmental reserves	8.2	7.0
Restructuring accruals	0.8	4.2
Other	11.5	2.0
Total	$122.1	$75.2

NOTE 3. MARKETING AGREEMENT

Effective September 30, 1998, the Company entered into an agreement with Monsanto Company ("Monsanto") for exclusive domestic and international marketing and agency rights to Monsanto's consumer Roundup® herbicide products. Under the terms of the agreement, the Company is entitled to receive an annual commission from Monsanto in consideration for the performance of its duties as agent. The annual commission is calculated as a percentage of the actual earnings before interest and income taxes (EBIT), as defined in the agreement, of the Roundup® business. Each year's percentage varies in accordance with the terms of the agreement based on the achievement of two earnings thresholds and on commission rates that vary by threshold and program year.

The agreement also requires the Company to make fixed annual payments to Monsanto as a contribution against the overall expenses of the Roundup® business. The annual fixed payment is defined as $20 million. However, portions of the annual payments for the first three years of the agreement are deferred. No payment was required for the first year (fiscal 1999), a payment of $5 million was required for the second year and a payment of $15 million was required for the third year so that a total of $40 million of the contribution payments were deferred. Beginning in the fifth year of the agreement, the annual payments to Monsanto increase to at least $25 million, which include per annum interest charges at 8%. The annual payments may be increased above $25 million if certain significant earnings targets are exceeded. If all of the deferred contribution amounts are paid prior to 2018, the annual contribution payments revert to $20 million. Regardless of whether the deferred contribution amounts are paid, all contribution payments cease entirely in 2018.

The Company is recognizing a charge each year associated with the annual contribution payments equal to the required payment for that year. The Company is not recognizing a charge for the portions of the contribution payments that are deferred until the time those deferred amounts are paid. The Company considers this method of accounting for the contribution payments to be appropriate after consideration of the likely term of the agreement, the Company's ability to terminate the agreement without paying the deferred amounts, and the fact that approximately $18.6 million of the deferred amount is never paid, even if the agreement is not terminated prior to 2018, unless significant earnings targets are exceeded.

The express terms of the agreement permit the Company to terminate the agreement only upon Material Breach, Material Fraud or Material Willful Misconduct by Monsanto, as such terms are defined in the agreement, or upon the sale of the Roundup business by Monsanto. In such instances, the agreement permits the Company to avoid payment of any deferred contribution and related per annum charge. The Company's basis for not recording a financial liability to Monsanto for the deferred portions of the annual contribution and per annum charge is based on our assessment and consultations with our legal counsel and the Company's independent accountants. In addition, the Company has obtained a legal opinion from The Bayard Firm, P.A., which concluded, subject to certain qualifications, that if the matter were litigated, a Delaware court would likely conclude that the Company is entitled to terminate the agreement at will, with appropriate prior notice, without incurring significant penalty, and avoid paying the unpaid deferred amounts. We have concluded that, should the Company elect to terminate the agreement at any balance sheet date, it will not incur significant economic consequences as a result of such action.

The Bayard Firm was special Delaware counsel retained during fiscal 2000 solely for the limited purpose of providing a legal opinion in support of the contingent liability treatment of the agreement previously adopted by the Company and has neither generally represented or advised the Company nor participated in the preparation or review of the Company's financial statements or any SEC filings. The terms of such opinion specifically limit the parties who are entitled to rely on it.

The Company's conclusion is not free from challenge and, in fact, would likely be challenged if the Company were to terminate the agreement. If it were determined that, upon termination, the Company must pay any remaining deferred contribution amounts and related per annum charges, the resulting charge to earnings could have a material impact on the Company's results of operations and financial position. At September 30, 2002, contribution payments and related per annum charges of approximately $50.2 million had been deferred under the agreement. This amount is considered a contingent obligation and has not been reflected in the financial statements as of and for the year then ended.

Monsanto has disclosed that it is accruing the $20 million fixed contribution fee per year beginning in the fourth quarter of Monsanto's fiscal year 1998, plus interest on the deferred portion.

The agreement has a term of seven years for all countries within the European Union (at the option of both parties, the agreement can be renewed for up to 20 years for the European Union countries). For countries outside of the European Union, the agreement continues indefinitely unless terminated by either party. The agreement provides Monsanto with the right to terminate the agreement for an event of default (as defined in the agreement) by the Company or a change in control of Monsanto or the sale of the

Roundup® business. The agreement provides the Company with the right to terminate the agreement in certain circumstances including an event of default by Monsanto or the sale of the Roundup® business. Unless Monsanto terminates the agreement for an event of default by the Company, Monsanto is required to pay a termination fee to the Company that varies by program year. The termination fee is $150 million for each of the first five program years, gradually declines to $100 million by year ten of the program and then declines to a minimum of $16 million if the program continues for years 11 through 20.

In consideration for the rights granted to the Company under the agreement for North America, the Company was required to pay a marketing fee of $32 million to Monsanto. The Company has deferred this amount on the basis that the payment will provide a future benefit through commissions that will be earned under the agreement and is amortizing the balance over ten years, which is the estimated likely term of the agreement.

NOTE 4. RESTRUCTURING AND OTHER CHARGES

2002 Charges

During fiscal 2002, the Company recorded $8.1 million of restructuring and other charges.

During the fourth quarter of fiscal 2002, the Company recorded $4.0 million of restructuring and other charges associated with reductions of headcount from the closure of a manufacturing facility in Bramford, England. The $4.0 million charge is included in selling, general and administrative costs in the Statement of Operations and consists of severance and pension related costs. All fiscal 2002 restructuring related activities and costs are expected to be completed by the end of fiscal 2003.

Under accounting principles generally accepted in the United States of America, certain restructuring costs related to relocation of personnel, equipment and inventory are to be expensed in the period the costs are actually incurred. During fiscal 2002, inventory relocation costs of approximately $1.7 million were incurred and paid and were recorded as restructuring and other charges in cost of sales. Approximately $2.4 million of employee relocation and related costs were also incurred and paid in fiscal 2002 and were recorded as restructuring and other charges in operating expenses. These relocation charges related to a plan to optimize the North American supply chain that was initiated in the third and fourth quarters of fiscal 2001.

2001 Charges

During the third and fourth quarters of fiscal 2001, the Company recorded $75.7 million of restructuring and other charges, primarily associated with reductions in headcount and the closure or relocation of certain manufacturing and administrative facilities. The $75.7 million in charges is segregated in the Statements of Operations in two components: (i) $7.3 million included in cost of sales for the write-off of inventory that was rendered unusable as a result of the restructuring activities and (ii) $68.4 million included in selling, general and administrative costs. Included in the $68.4 million charge in selling, general and administrative costs is $20.4 million to write-down to fair value certain property and equipment and other assets; $5.8 million of facility exit costs; $27.0 million of severance costs; and $15.2 million in other restructuring and other costs. The severance costs related to the reduction in force initiatives and facility closures and consolidations in North America and Europe covered approximately 340 administrative, production, selling and other employees. Most severance costs were paid in fiscal 2002 with some payments extending into 2003. All other fiscal 2001 restructuring related activities and costs were completed by the end of fiscal 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a rollforward of the cash portion of the restructuring and other charges accrued in fiscal 2002 and 2001. The balance of the accrued charges at September 30, 2002 are included in accrued liabilities and other long-term liabilities on the consolidated balance sheets. The portion classified as other long-term liabilities is future lease obligations that extend beyond one year.

Description	Type	Classification	September, 2001 Balance	Payment	Accrual	September, 2002 Balance
				($ millions)		
Severance	Cash	SG&A	$ 25.1	$20.8	$2.5	$ 6.8
Facility exit costs	Cash	SG&A	5.2	1.7		3.5
Other related costs	Cash	SG&A	7.0	6.8	1.5	1.7
Total cash			$37.3	$29.3	$4.0	$12.0

NOTE 5. ACQUISITIONS AND DIVESTITURES

During fiscal 2002, the Company's Scotts LawnService® segment acquired 17 individual lawn service entities for a total cost of $54.8 million. Of the total cost, $33.9 million was paid in cash, with notes being issued for the remaining $20.9 million. Three of the entities acquired were responsible for approximately $44 million of the total acquisition costs.

Goodwill recognized in the fiscal 2002 acquisitions amounted to $42.7 million all of which is deductible for tax purposes. Other intangible assets, primarily customer accounts and non-compete agreements, of $8.7 million and working capital and property, plant and equipment of $3.4 million were also recorded. These acquired assets are all within the Scotts LawnService® segment.

On January 1, 2001, the Company acquired the Substral® brand and consumer plant care business from Henkel KGaA. Substral® is a leading consumer fertilizer brand in many European countries including Germany, Austria, Belgium, France and the Nordics. Under the terms of the asset purchase agreement, the Company acquired specified working capital and intangible assets associated with the Substral® business. The final purchase price, determined based on the value of the working capital assets acquired and the performance of the business for the period from June 15, 2000 to December 31, 2000, was $34.0 million.

The Substral® acquisition was made in exchange for cash and notes due to seller and was accounted for under the purchase method of accounting. Accordingly, Substral's results have been included from the date of its acquisition and the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Intangible assets associated with the purchase were $34.0 million.

The following unaudited pro forma results of operations give effect to the Scotts LawnService® acquisitions and Substral® brand acquisition as if they had occurred on October 1, 2000.

	Fiscal Year Ended September 30, 2002	Fiscal Year Ended September 30, 2001
	($ millions, except per share data)	
Net sales	$1,779.6	$1,726.5
Income before cumulative effect of accounting change	93.8	15.2
Net income	75.3	15.2
Basic earnings per share:		
Before cumulative effect of accounting change	$ 3.20	$ .54
After cumulative effect of accounting change	2.57	.54
Diluted earnings per share:		
Before cumulative effect of accounting change	$ 2.96	$ .50
After cumulative effect of accounting change	2.38	.50

In May 2000, the Company sold its ProTurf® business to two buyers. The terms of the agreement included the sale of certain inventory for approximately $16.3 million and an arrangement for the use and eventual purchase of related trademarks by the buyers. A gain of approximately $4.6 million for the sale of this business is reflected in the Company's fiscal 2000 results of operations.

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Effective October 1, 2001, Scotts adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". In accordance with this standard, goodwill and certain other intangible assets, primarily tradenames, have been classified as indefinite-lived assets no longer subject to amortization. Indefinite-lived assets are subject to impairment testing upon adoption of SFAS No. 142 and at least annually thereafter. The initial impairment analysis was completed in the second quarter of fiscal 2002, taking into account additional guidance provided by EITF 02-07, "Unit of Measure for Testing Impairment of Indefinite-Lived Intangible Assets". The value of all indefinite-lived tradenames as of October 1, 2001 was determined using a "royalty savings" methodology that was employed when the businesses associated with these tradenames were acquired but using updated estimates of sales and profitability. As a result, a pre-tax impairment loss of $29.8 million was recorded for the writedown of the value of the tradenames in our International Consumer businesses in Germany, France and the United Kingdom. This transitional impairment charge was recorded as a cumulative effect of accounting change, net of tax, as of October 1, 2001. After completing this initial valuation and impairment of tradenames, an initial assessment for goodwill impairment was performed. It was determined that a goodwill impairment charge was not required.

Intangible assets include patents, tradenames and other intangible assets which are valued at acquisition through independent appraisals where material, or through other valuation techniques. Patents, trademarks and other intangible assets are being amortized on a straight-line basis over periods varying from 7 to 40 years. The useful lives of intangible assets still subject to amortization were not revised as a result of the adoption of SFAS No. 142.

Management assesses the recoverability of goodwill, tradenames and other intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its discounted future cash flows. Goodwill and unamortizable intangible assets are reviewed for impairment at least annually. If it is determined that an impairment has occurred, an impairment loss is recognized for the amount by which the carrying of the asset exceeds its estimated fair value.

The following table presents goodwill and intangible assets as of the end of each period presented. The September 30, 2002 balances reflect the impairment charge recorded as of October 1, 2001.

		September 30, 2002			September 30, 2001		
	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
				($ millions)			
Amortized intangible assets:							
Technology	21	$61.9	$(18.8)	$ 43.1	$61.9	$(15.8)	$ 46.1
Customer accounts	7	33.2	(3.5)	29.7	24.1	(2.5)	21.6
Tradenames	16	11.3	(2.3)	9.0	11.3	(1.6)	9.7
Other	36	50.6	(34.0)	16.6	47.2	(32.6)	14.6
Total amortized intangible assets, net				98.4			92.0
Unamortized intangible assets:							
Tradenames				312.7			336.8
Other				3.1			3.2
Total intangible assets, net				414.2			432.0
Goodwill				377.5			339.1
Total goodwill and intangible assets, net				$791.7			$ 771.1

The changes to the net carrying value of goodwill by segment for the fiscal year ended September 30, 2002 are as follows (in millions):

	N.A. Consumer	Scotts LawnService®	Global Professional	International Consumer	Total
Balance as of September 30, 2001	$181.0	$25.8	$50.4	$81.9	$339.1
Increases due to acquisitions		42.7			42.7
Decreases	(3.6)			(5.5)	(9.1)
Other (reclassifications and cumulative translation)	0.9		2.1	1.8	4.8
Balance as of September 30, 2002	$178.3	$68.5	$52.5	$78.2	$377.5

The North American Consumer segment goodwill reduction of $3.6 million is a result of adjustments made to purchase accounting reserves in fiscal 2002. The $5.5 million reduction in International Consumer goodwill is due to proceeds received in fiscal 2002 for a legal settlement related to a previous acquisition.

The following table represents a reconciliation of recorded net income to adjusted net income and related earnings per share data as if the provision of SFAS No. 142 relating to non-amortization of indefinite-lived intangible assets had been adopted as of the beginning of the earliest period presented. This presentation does not take into account the impairment charge, if any, that may have been recorded

if Statement 142 had been adopted in the earlier periods presented. Basic and diluted earnings per share would have been $3.44 and $3.19, respectively in fiscal 2002 excluding the impairment charge.

	For the years ended September 30, 2001	2000
	($ millions, except per share data)	
Net income		
Reported net income	$ 15.5	$ 73.1
Dividends on Class A Convertible Preferred Stock	—	(6.4)
Income applicable to common shareholders	15.5	66.7
Goodwill amortization	11.2	11.2
Tradename amortization	10.1	9.6
Taxes	(4.7)	(4.1)
Net income as adjusted	$ 32.1	$ 83.4
Basic EPS		
Reported net income	$ 0.55	$ 2.39
Goodwill amortization	0.39	0.40
Tradename amortization	0.36	0.34
Taxes	(0.17)	(0.15)
Net income as adjusted	$ 1.13	$ 2.98
Diluted EPS		
Reported net income	$ 0.51	$ 2.25
Goodwill amortization	0.37	0.38
Tradename amortization	0.33	0.32
Taxes	(0.16)	(0.14)
Net income as adjusted	$ 1.05	$ 2.81

The total amortization expense for the years ended September 30, 2002, 2001 and 2000 was $5.7 million, $27.7 million and $27.1 million, respectively.

Estimated amortization expense for the existing amortizable intangible assets for the years ended September 30, is as follows:

	($ millions)
2003	$7.5
2004	7.5
2005	7.4
2006	7.4
2007	7.4

NOTE 7. RETIREMENT PLANS

The Company offers a defined contribution profit sharing and 401(k) plan for substantially all U.S. employees. Full-time employees may participate in the plan on the first day of the month after being hired. Part-time employees may participate after working at least 1,000 hours in their first twelve months of employment and after reaching the age of 21. The plan allows participants to contribute up to 15% of their compensation in the form of pre-tax or post-tax contributions. The Company provides a matching contribution equivalent to 100% of participants' initial 3% contribution and 50% of the participants' remaining contribution up to 5%. Participants are immediately vested in employee contributions, the Company's matching contributions and the investment return on those monies. The Company also provides a base contribution to employees' accounts regardless of whether employees are active in the plan. The base contribution is 2% of compensation up to 50% of the Social Security taxable wage base plus 4% of compensation in excess of 50% of the Social Security taxable wage base. Participants become vested in the Company's base contribution after three years of service. The Company recorded charges of $7.3 million, $10.3 million and $7.4 million under the plan in fiscal 2002, 2001 and 2000, respectively.

In conjunction with the decision to offer the expanded defined contribution profit sharing and 401(k) plan to domestic Company associates, management decided to freeze benefits under certain defined benefit pension plans as of December 31, 1997. These pension plans covered substantially all full-time U.S. associates who had completed one year of eligible service and reached the age of 21. The benefits under these plans are based on years of service and the associates' average final compensation or stated amounts. The Company's funding policy, consistent with statutory requirements and tax considerations, is based on actuarial computations using the Projected Unit Credit method. The Company also curtailed its non-qualified supplemental pension plan which provides for incremental pension payments from the Company so that total pension payments equal amounts that would have been payable from the Company's pension plans if it were not for limitations imposed by income tax regulations.

The Company also sponsors the following pension plans associated with the international businesses it has acquired: Scotts International BV, ASEF BV (Netherlands), The Scotts Company (UK) Ltd., Miracle Garden Care, Scotts France SAS, Scotts Celaflor GmbH (Germany) and Scotts Celaflor HG (Austria). These plans generally cover all associates of the respective businesses and retirement benefits are generally based on years of service and compensation levels. The pension plans for Scotts International BV, ASEF BV (Netherlands), The Scotts Company (UK) Ltd., and Miracle Garden Care are funded plans. The remaining international pension plans are not funded by separately held plan assets.

In connection with reduction in force initiatives implemented in fiscal 2001, curtailment (gains) or losses of ($0.2) million and $2.7 million were recorded as components of restructuring expense for the international and domestic defined benefit pension plans, respectively. In connection with the announced closure of a manufacturing plant in Bramford, England to occur in mid- 2003, special termination benefits of $1.5 million were recorded as a component of restructuring expense in September 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present information about benefit obligations, plan assets, annual expense and other assumptions about the Company's defined benefit pension plans (in millions):

	Curtailed Defined Benefit Plans		International Benefit Plans		Curtailed Excess Plan	
	2002	2001	2002	2001	2002	2001
Change in benefit obligation						
Benefit obligation at beginning of year	$ 67.2	$ 59.5	$ 76.1	$ 72.1	$ 1.9	$ 1.9
Service cost			3.1	3.6		
Interest cost	5.1	4.6	4.5	4.0	0.1	0.1
Plan participants' contributions			0.7	0.7		
Curtailment loss (gain)		2.7	1.5	(0.2)		
Actuarial (gain) loss	9.6	4.3	12.0	(2.7)	0.2	
Benefits paid	(4.9)	(3.9)	(3.1)	(1.7)	(0.2)	(0.1)
Foreign currency translation			6.4	0.3		
Benefit obligation at end of year	$ 77.0	$ 67.2	$101.2	$ 76.1	$ 2.0	$ 1.9
Change in Plan Assets						
Fair value of plan assets at beginning of year	56.9	56.2	51.8	64.3		
Actual return on plan assets	(6.2)	4.5	(5.2)	(13.7)		
Employer contribution	4.0	0.1	3.7	2.8	0.1	0.1
Plan participants' contributions			0.7	0.7		
Benefits paid	(4.9)	(3.9)	(3.1)	(1.7)	(0.1)	(0.1)
Foreign currency translation			3.1	(0.6)		
Fair value of plan assets at end of year	$ 49.8	$ 56.9	$ 51.0	$ 51.8		
Amounts recognized in the statement of financial position consist of:						
Funded status	(27.2)	(10.3)	(50.2)	(24.3)	(2.0)	(1.9)
Unrecognized losses	31.7	12.1	39.9	15.8	0.5	0.3
Net amount recognized	$ 4.5	$ 1.8	$ (10.3)	$ (8.5)	$ (1.5)	$ (1.6)

	2002	2001	2000	2002	2001	2000	2002	2001	2000
Components of net periodic benefit cost									
Service cost	$	$	$	$ 3.1	$ 3.6	$ 3.5	$	$	$
Interest cost	5.1	4.6	4.1	4.5	4.0	4.0	0.1	0.1	0.1
Expected return on plan assets	(4.4)	(4.3)	(4.4)	(4.0)	(4.8)	(5.5)			
Net amortization and deferral	0.7	0.3		0.7		0.6			
Curtailment loss (gain)		2.7			(0.2)				
Net periodic benefit cost (income)	$ 1.4	$ 3.3	$ (0.3)	$ 4.3	$ 2.6	$ 2.6	$ 0.1	$ 0.1	$ 0.1

	2002	2001	2002	2001	2002	2001
Weighted average assumptions:						
Discount rate	6.75%	7.5%	5.5%	5.5-6.5%	6.75%	7.5%
Expected return on plan assets	8.00%	8.0%	7.0-8.0%	4.0-8.0%	n/a	n/a
Rate of compensation increase	n/a	n/a	3.0-4.0%	2.5-4.0%	n/a	n/a

At September 30, 2002, the status of the international plans was as follows (in millions):

	2002	2001
Plans with benefit obligations in excess of plan assets:		
Aggregate projected benefit obligations	$101.2	$73.9
Aggregate fair value of plan assets	51.0	49.7
Plans with plan assets in excess of benefit obligations:		
Aggregate projected benefit obligations		2.1
Aggregate fair value of plan assets		2.1

NOTE 8. ASSOCIATE BENEFITS

The Company provides comprehensive major medical benefits to certain of its retired associates and their dependents. Substantially all of the Company's domestic associates who were hired before January 1, 1998 become eligible for these benefits if they retire at age 55 or older with more than ten years of service. The plan requires certain minimum contributions from retired associates and includes provisions to limit the overall cost increases the Company is required to cover. The Company funds its portion of retiree medical benefits on a pay-as-you-go basis.

Prior to October 1, 1993, the Company effected several changes in plan provisions, primarily related to current and ultimate levels of retiree and dependent contributions. Retirees as of October 1, 1993 are entitled to benefits existing prior to these plan changes. These plan changes resulted in a reduction in unrecognized prior service cost, which is being amortized over future years.

In connection with the reduction in force in fiscal 2001, the plan incurred a curtailment expense of $3.7 million which was included in restructuring expense.

The following table set for the information about the retiree medical plan:

	2002	2001
	($ millions)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 22.5	$ 18.0
Service cost	0.3	0.3
Interest cost	1.4	1.4
Plan participants' contributions	0.3	0.3
Curtailment loss		3.7
Actuarial loss	(2.2)	
Benefits paid	(1.5)	(1.2)
Benefit obligation at end of year	$ 20.8	$ 22.5
Change in plan assets		
Fair value of plan assets at beginning of year	$	$
Employer contribution	1.2	0.9
Plan participants' contributions	0.3	0.3
Benefits paid	(1.5)	(1.2)
Fair value of plan assets at end of year	$ —	$ —

	2002	2001
	($ millions)	
Amounts recognized in the statement of financial position consist of:		
Funded status	$(20.8)	$(22.5)
Unrecognized prior service costs	(1.1)	(1.7)
Unrecognized prior gain	(2.3)	(0.3)
Net amount recognized	$(24.2)	$(24.5)

The discount rates used in determining the accumulated postretirement benefit obligation were 6.75% and 7.5% in fiscal 2002 and 2001, respectively. For measurement purposes, annual rate of increase in per capita cost of covered retiree medical benefits assumed for fiscal 2002 and 2001 was 9.50%. The rate was assumed to decrease gradually to 5.5% through the year 2011 and remain at that level thereafter. A 1% increase in health cost trend rate assumptions would increase the accumulated postretirement benefit obligation (APBO) as of September 30, 2002 and 2001 by $1.6 million and $0.5 million, respectively. A 1% decrease in health cost trend rate assumptions would decrease the APBO as of September 30, 2002 and 2001 by $1.4 million and $0.5 million, respectively. A 1% increase or decrease in the same rate would not have a material effect on service or interest costs.

The Company is self-insured for certain health benefits up to $0.2 million per occurrence per individual. The cost of such benefits is recognized as expense in the period the claim is incurred. This cost was $15.8, $14.7 million, and $9.9 million in fiscal 2002, 2001 and 2000, respectively.

NOTE 9. DEBT

	September 30,	
	2002	2001
	($ millions)	
Revolving loans under credit agreement	$	$ 94.7
Term loans under credit agreement	375.5	398.6
Senior subordinated notes	391.8	320.5
Notes due to sellers	43.4	52.1
Foreign bank borrowings and term loans	7.0	9.4
Capital lease obligations and other	11.7	12.5
	829.4	887.8
Less current portions	98.2	71.3
	$ 731.2	$ 816.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturities of short- and long-term debt, including capital leases for the next five fiscal years and thereafter are as follows:

	Capital Leases and Other	Other Debt
	($ millions)	
2003	$ 3.3	$102.5
2004	1.8	38.9
2005	1.8	46.9
2006	1.1	1.0
2007	0.8	178.4
Thereafter	9.4	459.8
	$18.2	$827.5
Less: amounts representing future interest	(6.5)	(9.8)
	$ 11.7	$817.7

The term loan facilities under the Credit Agreement (the "Credit Agreement") consist of two tranches. The Tranche A Term Loan Facility consists of three sub-tranches of Euros and British Pounds Sterling in an aggregate principal amount of $265 million which are to be repaid quarterly over a 6½ year period ending June 30, 2005 as follows: quarterly installments of $8.3 million until September 30, 2004, quarterly installments of $9.8 million beginning December 31, 2004 through March 31, 2005 and a final payment of $23.2 million on June 30, 2005 after a $7.3 million required mandatory pre-payment in fiscal 2003. The Tranche B Term Loan Facility has an aggregate principal amount of $260 million and is repayable in installments as follows: quarterly installments of $0.25 million beginning June 30, 2001 through December 31, 2006 and installments of $59.4 million beginning March 31, 2007 through December 31, 2007 after a $17.1 million required mandatory pre-payment in fiscal 2003. These future payments are presented at September 30, 2002 foreign exchange rates. The term loan facilities have a variable interest rate, which was 5.43% at September 30, 2002.

The revolving credit facility under the Credit Agreement ("Credit Agreement") provides for borrowings of up to $575 million, which are available on a revolving basis over a term of 6½ years ending June 30, 2005. A portion of the revolving credit facility not to exceed $100 million is available for the issuance of letters of credit. A portion of the facility not to exceed $360 million is available for borrowings in optional currencies, provided that the outstanding revolving loans in other currencies do not exceed $200 million except for British Pounds Sterling, which cannot exceed $360 million. The outstanding principal amount of all revolving credit loans may not exceed $150 million for at least 30 consecutive days during any calendar year.

Interest rates and commitment fees under the Credit Agreement vary according to the Company's leverage ratios and interest rates also vary within tranches. The weighted-average cost of debt on the Company's borrowings for the years ended September 30, 2002 and 2001 was 7.65% and 8.47% respectively. Financial covenants include interest coverage and net leverage ratios. Other covenants include limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sale of assets, leases, dividends, capital expenditures, and investments. The Scotts Company and all of its domestic subsidiaries pledged substantially all of their personal, real and intellectual property assets as collateral for the borrowings under the Amended Credit Agreement. The Scotts Company and its subsidiaries also pledged the stock in foreign subsidiaries that borrow under the Credit Agreement.

Approximately $17.0 million of financing costs associated with the credit agreement have been deferred as of September 30, 2002 and are being amortized over a period which ends June 30, 2005. Through September 30, 2002 approximately $8.7 million of the total had been amortized to expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In January 2002, The Scotts Company completed an offering of $70 million of 8⁵/₈% Senior Subordinated Notes due 2009. The net proceeds from the offering were used to pay down borrowings on our revolving credit facility. The effective interest rate for the notes is 8³/₈%. The notes were issued at a premium of $1.8 million. The issuance costs associated with the offering totaled $1.6 million. Both the premium and the issuance costs are being amortized over the life of the notes.

In January 1999, the Company completed an offering of $330 million of 8⁵/₈% Senior Subordinated Notes due 2009. Scotts entered into two interest rate locks in fiscal 1998 to hedge its anticipated interest rate exposure on the 8⁵/₈% Notes offering. The total amount paid under the interest rate locks of $12.9 million has been recorded as a reduction of the 8⁵/₈% Notes' carrying value and is being amortized over the life of the 8⁵/₈% Notes as interest expense. Approximately $11.8 million of issuance costs associated with the 8⁵/₈% Notes were deferred and are being amortized over the term of the Notes. The effective interest rate for the notes including the cost of the interest rate locks is 9.24%.

In conjunction with previous acquisitions, notes were issued for certain portions of the total purchase price that are to be paid in future periods. The present value of the remaining note payments is $43.4 million. The Company is imputing interest on the notes using the stated interest rate or an interest rate prevalent for similar instruments at the time of acquisition on the non-interest bearing notes.

Foreign notes of $6.0 million issued on December 12, 1997, have an 8-year term and bear interest at 1% below LIBOR. The present value of these loans at September 30, 2002 and 2001 was $2.6 million and $2.8 million, respectively. The loans are denominated in British Pounds Sterling and can be redeemed, on demand, by the note holder. The foreign bank borrowings of $4.4 million at September 30, 2002 and $6.6 million at September 30, 2001 represent lines of credit for foreign operations and are primarily denominated in Euros.

NOTE 10. SHAREHOLDERS' EQUITY

	2002	2001
	(in millions)	
STOCK		
Preferred shares, no par value:		
Authorized	0.2 shares	0.2 shares
Issued	0.0 shares	0.0 shares
Common shares, no par value		
Authorized	100.0 shares	100.0 shares
Issued	31.3 shares	31.3 shares

Class A Convertible Preferred Stock ("Preferred Shares") with a liquidation preference of $195.0 million was issued in conjunction with the 1995 Miracle-Gro merger transactions. These Preferred Shares had a 5% dividend yield and were convertible upon shareholder demand into common shares at any time and at The Scotts Company's option after May 2000 at $19.00 per common share. The conversion feature associated with the Preferred Shares issued in connection with the Miracle-Gro merger transactions was negotiated as an integral part of the overall transaction. The conversion price exceeded the fair market value of The Scotts Company's common shares on the date the two companies reached agreement and, therefore, the Preferred Shares did not provide for a beneficial conversion feature. Additionally, warrants to purchase 3.0 million common shares of The Scotts Company were issued as part of the purchase price. In August 2002, 1.0 million warrants with an exercise price of $29 per share and 0.2 million warrants with an exercise price of $25 per share were exercised by the issuance of 499,310 common shares from treasury shares in a non-cash transaction. The remaining warrants to purchase 1.8 million common shares of The Scotts Company are exercisable upon shareholder demand for 1.0 million common shares at $21.00 per share and 0.8 million common shares at $25.00 per share. The exercise term for the warrants expires November 2003. The fair value of the warrants at issuance has been included in capital in excess of par value in the Company's Consolidated Balance Sheets.

In fiscal 1999, certain of the Preferred Shares were converted into 0.2 million common shares at the holder's option. In October 1999, all of the then outstanding Preferred Shares were converted into 10.0 million common shares. In exchange for the early conversion, The Scotts Company paid the holders of the Preferred Shares $6.4 million. That amount represents the dividends on the Preferred Shares that otherwise would have been payable from the conversion date through May 2000, the month during which the Preferred Shares could first be redeemed by The Scotts Company. In addition, The Scotts Company agreed to accelerate the termination of many of the standstill provisions in the Miracle-Gro merger agreement that would otherwise have terminated in May 2000. These standstill provisions include the provisions related to the Board of Directors and voting restrictions, as well as restrictions on transfer. Therefore, the former shareholders of Stern's Miracle-Gro Products, Inc., including Hagedorn Partnership, L.P., may vote their common shares freely in the election of directors and generally on all matters brought before The Scotts Company's shareholders. Following the conversion and the termination of the standstill provisions described above, the former shareholders of Miracle-Gro own approximately 40% of The Scotts Company's outstanding common shares and have the ability to significantly influence the election of directors and approval of other actions requiring the approval of The Scotts Company's shareholders.

In January 2001, the Amended Articles of Incorporation of The Scotts Company were amended to change the authorized preferred stock from 195,000 shares of Class A Convertible Preferred Stock to 195,000 preferred shares, each without par value.

The limitations on the ability of the former shareholders of Miracle-Gro to acquire additional voting securities of The Scotts Company contained in the merger agreement terminated as of October 1, 1999, except for the restriction under which the former shareholders of Miracle-Gro may not acquire, directly or indirectly, beneficial ownership of Voting Stock (as that term is defined in the Miracle-Gro merger agreement) representing more than 49% of the total voting power of the outstanding Voting Stock, except pursuant to a tender offer for 100% of that total voting power, which tender offer is made at a price per share which is not less than the market price per share on the last trading day before the announcement of the tender offer and is conditioned upon the receipt of at least 50% of the Voting Stock beneficially owned by shareholders of The Scotts Company other than the former shareholders of Miracle-Gro and their affiliates and associates.

Under The Scotts Company 1992 Long Term Incentive Plan (the "1992 Plan"), stock options and performance share awards were granted to officers and other key employees of the Company. The 1992 Plan also provided for the grant of stock options to non-employee directors of Scotts. The maximum number of common shares that may be issued under the 1992 Plan is 1.7 million, plus the number of common shares surrendered to exercise options (other than non-employee director options) granted under the 1992 Plan, up to a maximum of 1.0 million surrendered common shares. Vesting periods under the 1992 Plan vary and were determined by the Compensation and Organization Committee of the Board of Directors.

Under The Scotts Company 1996 Stock Option Plan (the "1996 Plan"), stock options may be granted to officers and other key employees of the Company and non-employee directors of The Scotts Company. The maximum number of common shares that may be issued under the 1996 Plan is 5.5 million. Vesting periods under the 1996 Plan vary. Generally, a 3-year cliff vesting schedule is used unless decided otherwise by the Compensation and Organization Committee of the Board of Directors. The Company also has a phantom option plan for certain management employees which is payable in cash based on the increase in the Company's share price over a three-year vesting period. None of the phantom options awarded in fiscal 2001 or fiscal 2002 are vested as of September 30, 2002.

Aggregate stock option activity consists of the following (shares in millions):

	Fiscal Year ended September 30,					
	2002		2001		2000	
	Number of Common Shares	Weighted Avg. Exercise Price	Number of Common Shares	Weighted Avg. Price	Number of Common Shares	Weighted Avg. Price
Beginning balance	4.6	$27.94	4.9	$26.67	4.9	$26.33
Options granted	0.6	40.69	0.9	30.88	0.3	37.39
Options exercised	(0.9)	21.45	(0.8)	21.24	(0.1)	19.46
Options canceled	(0.1)	28.78	(0.4)	27.96	(0.2)	36.87
Ending balance	4.2	31.25	4.6	27.94	4.9	26.67
Exercisable at September 30	2.8	$29.01	3.0	$24.96	2.7	$21.45

The following summarizes certain information pertaining to stock options outstanding and exercisable at September 30, 2002 (shares in millions):

	Options Outstanding			Options Exercisable	
Range of Exercise Price	No. of Options	WTD. Avg. Remaining Life	WTD. Avg. Exercise Price	WTD. Avg. No. of Options	Exercise Price
$15.00 – $20.00	0.6	3.53	$ 18.11	0.6	$ 18.11
$20.00 – $25.00	0.1	3.42	21.53	0.1	21.53
$25.00 – $30.00	0.5	5.25	27.32	0.5	27.32
$30.00 – $35.00	1.3	7.06	30.98	0.7	31.28
$35.00 – $40.00	1.5	7.87	37.80	0.8	36.20
$40.00 – $47.13	0.2	8.07	43.35	0.1	45.82
	4.2		$ 31.25	2.8	$ 29.01

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which changes the measurement, recognition and disclosure standards for stock-based compensation. The Company, as allowable, has adopted SFAS No. 123 for disclosure purposes only. However, effective October 1, 2002 the Company will expense options granted after that date in accordance with the SFAS No. 123 recognition and measurement provisions.

The fair value of each option granted has been estimated on the grant date using the Black-Scholes option-pricing model based on the following assumptions for those granted in fiscal 2002, 2001 and 2000: (1) expected market-price volatility of 29.7%, 29.5% and 27.05%, respectively; (2) risk-free interest rates of 3.35%, 4.4% and 6.0%, respectively; and (3) expected life of options of 7 years for fiscal 2002 and 6 for fiscal 2001 and 2000. Options are generally granted with a ten-year term. The estimated weighted-average fair value per share of options granted during fiscal 2002, 2001 and 2000 was $15.83, $11.74 and $14.94, respectively.

Had compensation expense been recognized for fiscal 2002, 2001 and 2000 in accordance with provisions of SFAS No. 123, the Company would have recorded net income and earnings per share as follows:

	2002	2001	2000
	($ millions, except per share data)		
Net income used in basic earnings per share calculation	$77.6	$ 8.8	$ 59.4
Net income used in diluted earnings per share calculation	$77.6	$ 8.8	$ 59.4
Earnings per share:			
Basic	$2.65	$ 0.31	$ 2.12
Diluted	$2.45	$ 0.29	$ 2.00

The pro forma amounts shown above are not necessarily representative of the impact on net income in future years as additional option grants may be made each year.

NOTE 11. EARNINGS PER COMMON SHARE

The following table presents information necessary to calculate basic and diluted earnings per common share. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Options to purchase 0.1, 0.2 and 0.3 million shares of common stock for the years ended September 30, 2002, 2001 and 2000, respectively, were not included in the computation of diluted earnings per common share. These options were excluded from the calculation because the exercise price of these options was greater than the average market price of the common shares in the respective periods, and therefore, they were antidilutive.

	Year ended September 30,		
	2002	2001	2000
	(in millions, except per share data)		
BASIC EARNINGS PER COMMON SHARE:			
Net income before cumulative effect of accounting change	$101.0	$ 15.5	$ 73.1
Cumulative effect of change in accounting for intangible assets, net of tax	(18.5)		
Net income	82.5	15.5	73.1
Class A Convertible Preferred Stock dividend			(6.4)
Income available to common shareholders	82.5	15.5	66.7
Weighted-average common shares outstanding during the period	29.3	28.4	27.9
Basic earnings per common share			
Before cumulative effect of accounting change	$ 3.44	$ 0.55	$ 2.39
Cumulative effect of change in accounting for intangible assets, net of tax	(0.63)		
After cumulative effect of accounting change	$ 2.81	$ 0.55	$ 2.39

	Year ended September 30,		
	2002	2001	2000
	(in millions, except per share data)		
DILUTED EARNINGS PER COMMON SHARE:			
Net income used in diluted earnings per common share calculation	$ 82.5	$ 15.5	$66.7
Weighted-average common shares outstanding during the period	29.3	28.4	27.9
Potential common shares:			
Assuming exercise of options	1.1	0.9	0.8
Assuming exercise of warrants	1.3	1.1	0.9
Weighted-average number of common shares outstanding and dilutive potential common shares	31.7	30.4	29.6
Diluted earnings per common share			
Before cumulative effect of accounting change	$ 3.19	$ 0.51	$2.25
Cumulative effect of change in accounting for intangible assets, net of tax	(0.58)		
After cumulative effect of accounting change	$ 2.61	$ 0.51	$2.25

NOTE 12. INCOME TAXES

The provision for income taxes consists of the following:

	Year ended September 30,		
	2002	2001	2000
	($ millions)		
Currently payable:			
Federal	$ 35.1	$ 29.9	$ 27.8
State	3.7	2.9	3.6
Foreign	1.9	0.3	4.3
Deferred:			
Federal	19.4	(18.1)	6.9
State	1.8	(1.8)	0.6
Income tax expense	$61.9	$ 13.2	$43.2

The domestic and foreign components of income before taxes are as follows:

	Year ended September 30,		
	2002	2001	2000
	($ millions)		
Domestic	$160.8	$30.3	$107.1
Foreign	2.1	(1.6)	9.2
Income before taxes	$162.9	$28.7	$116.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the federal corporate income tax rate and the effective tax rate on income before income taxes is summarized below:

	Year ended September 30,		
	2002	2001	2000
Statutory income tax rate	35.0%	35.0%	35.0%
Effect of foreign operations	0.2	2.6	(0.3)
Goodwill amortization and other effects resulting from purchase accounting		7.5	2.7
State taxes, net of federal benefit	2.2	2.5	2.4
Resolution of previous contingencies			(2.8)
Other	0.6	(1.6)	0.1
Effective income tax rate	38.0%	46.0%	37.1%

The net current and non-current components of deferred income taxes recognized in the Consolidated Balance Sheets at September 30 are:

	September 30,	
	2002	2001
	($ millions, except per share data)	
Net current assets	$74.6	$52.2
Net non-current assets (liability)	(2.4)	15.4
Net assets	$72.2	$67.6

The components of the net deferred tax asset are as follows:

	September 30,	
	2002	2001
	($ millions)	
ASSETS		
Inventories	$ 18.2	$ 14.7
Accrued liabilities	44.7	56.1
Postretirement benefits	34.7	20.5
Foreign net operating losses	0.2	1.6
Accounts receivable	11.7	6.1
Other	11.0	5.7
Gross deferred tax assets	120.5	104.7
Valuation allowance		(1.0)
Deferred tax assets	120.5	103.7
LIABILITIES		
Property, plant and equipment	(29.7)	(21.8)
Other	(18.6)	(14.3)
Deferred tax liability	(48.3)	(36.1)
Net deferred tax asset	$ 72.2	$ 67.6

Net operating loss carryforwards in foreign jurisdictions were $0.6 million and $5.2 million at September 30, 2002 and 2001, respectively. The use of these acquired carryforwards is subject to limitations imposed by the tax laws of each applicable country.

The valuation allowance of $1.0 million at September 30, 2001 was to provide for operating losses for which the benefits were not expected to be realized. However, due to U.K. capital gains generated during the year from a disposition of peat bogs, the loss carryforward previously subjected to a valuation

allowance and the valuation allowance eliminated. Foreign net operating losses of $0.6 million can be carried forward indefinitely.

Deferred taxes have not been provided on unremitted earnings of certain foreign subsidiaries and foreign corporate joint ventures that arose in fiscal years beginning on or before September 2002 in accordance with APB 23 since such earnings have been permanently reinvested.

NOTE 13. FINANCIAL INSTRUMENTS

A description of the Company's financial instruments and the methods and assumptions used to estimate their fair values is as follows:

Long-Term Debt

At September 30, 2002 and 2001, Scotts had $400 million and $330 million outstanding, respectively, of 8⁵/₈% Senior Subordinated Notes due 2009. The fair value of these notes was estimated based on recent trading information. Variable rate debt outstanding at September 30, 2002 and 2001 consisted of revolving borrowings and term loans under the Company's credit agreement and local bank borrowings for certain of the Company's foreign operations. The carrying amounts of these borrowings are considered to approximate their fair values.

Interest Rate Swap Agreements

At September 30, 2002 and 2001, Scotts had outstanding six and five, respective interest rate swaps with major financial institutions that effectively convert variable-rate debt to a fixed rate. The swaps have notional amounts between $10 million and $25 million ($95 million in total) with three, four or five year terms commencing in January 1999. Under the terms of these swaps, the Company pays rates ranging from 3.75% to 5.18% and receives three-month LIBOR.

Scotts enters into interest rate swap agreements as a means to hedge its interest rate exposure on debt instruments. Since the interest rate swaps have been designated as hedging instruments, their fair values are reflected in the Company's Consolidated Balance Sheets. Net amounts to be received or paid under the swap agreements are reflected as adjustments to interest expense. Unrealized gains or losses resulting from valuing these swaps at fair value are recorded in other comprehensive income. The fair value of the swap agreements was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

Interest Rate Locks

In fiscal 1998, Scotts entered into two contracts, each with notional amounts of $100.0 million, to lock the treasury rate component of Scotts' anticipated offering of debt securities in the first quarter of fiscal 1999. One of the interest rate locks expired in October 1998 and was rolled over into a new rate lock that expired in February 1999. The other rate lock expired in February 1999.

Scotts entered into the interest rate locks to hedge its interest rate exposure on the offering of the 8⁵/₈% Senior Subordinated Notes due 2009. The net amount paid under the interest rate locks is reflected as an adjustment to the carrying amount of the 8⁵/₈% Senior Subordinated Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair values of the Company's financial instruments are as follows for the fiscal years ended September 30:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	($ millions)			
Revolving and term loans under credit agreement	$375.5	$375.5	$493.3	$493.3
Senior subordinated notes	400.0	391.8	330.0	320.5
Foreign bank borrowings and term loans	7.0	7.0	9.4	9.4
Interest rate swap agreements	(3.6)	(3.6)	(2.7)	(2.7)

Excluded from the fair value table above are the following items that are included in the Company's total debt balances at September 30, 2002 and 2001:

	2002	2001
	($ millions)	
Amounts paid to settle treasury locks	$(8.2)	$(9.5)
Non-interest bearing notes	43.4	52.1
Capital lease obligations and other	11.7	12.5

The fair value of the non-interest bearing notes is not considered determinable since there is no established market for notes with similar characteristics and since they represent notes that were negotiated between the Company and the seller as part of transactions to acquire businesses

NOTE 14. OPERATING LEASES

The Company leases buildings, land and equipment under various noncancellable lease agreements for periods of two to six years. The lease agreements generally provide that the Company pay taxes, insurance and maintenance expenses related to the leased assets. Certain lease agreements contain purchase options. At September 30, 2002, future minimum lease payments were as follows:

	($ millions)
2003	$21.2
2004	17.4
2005	13.3
2006	8.0
2007	4.6
Thereafter	23.6
Total minimum lease payments	$88.1

The Company also leases transportation and production equipment under various one-year operating leases, which provide for the extension of the initial term on a monthly or annual basis. Total rental expenses for operating leases were $33.6 million, $22.0 million and $17.8 million for fiscal 2002, 2001 and 2000, respectively. The total to be received from sublease rentals in place at September 30, 2002 is $0.8 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. COMMITMENTS

The Company has entered into the following purchase commitments:

Seed: The Company is obligated to make future purchases based on estimated yields and other market purchase commitments. At September 30, 2002, estimated annual seed purchase commitments were as follows:

	($ millions)
2003	$48.8
2004	37.5
2005	21.9
2006	9.4
2007	7.2

The Company made purchases of $51.6 million, $53.9 million and $31.2 million under this obligation in fiscal 2002, 2001 and 2000, respectively.

Peat: In March 2000, the Company entered in a contract to purchase peat over the next ten years. There is an option to extend the term of this agreement for a further period of ten years, on or before the eighth anniversary of this agreement. The minimum volume purchase obligations under the March 2000 contract are as follows:

	Cubic Meters	Approximate Value Based on Average Prices
		($ millions)
2003	1,067,000	$ 11.3
2004	1,088,000	11.5
2005	1,110,000	11.7
2006	1,132,000	12.0
2007	1,132,000	12.0
Thereafter	2,830,000	30.0

In the event that in any one contract year, the Company does not purchase the minimum required volume, the Company will be required to pay a cash penalty based upon the marginal contribution to the supplier of all those products which the Company has failed to purchase.

In the event that the volume purchases in a contract year are less than 97% of the contract requirements, the Company shall pay 80% of the supplier's marginal contribution multiplied by the number of cubic meters by which the volume equivalent to 97% of the contract requirements was not reached. An amount of 50% of the supplier's marginal contribution multiplied by the number of cubic meters would also be paid based on the remaining 3% contract purchase obligation shortfall. A reverse approach applies for purchases made by the Company that are in excess of the minimum volume purchase obligation in any contract year. The Company purchased 965,000 cubic meters of peat under this arrangement in fiscal 2002.

Media Advertising. As of September 30, 2002 the Company has committed to purchase $3.0 million of airtime for both national and regional television advertising in fiscal 2003. An additional $21.8 million for advertising in fiscal 2003 was committed to on October 1, 2002.

NOTE 16. CONTINGENCIES

Management continually evaluates the Company's contingencies, including various lawsuits and claims which arise in the normal course of business, product and general liabilities, worker's compensation, property losses and other fiduciary liabilities for which the Company is self-insured or retains a high exposure limit. Insurance reserves are established within an actuarially determined range. In the opinion of management, its assessment of contingencies is reasonable and related reserves, in the

aggregate, are adequate; however, there can be no assurance that future quarterly or annual operating results will not be materially affected by final resolution of these matters. The following matters are the more significant of the Company's identified contingencies.

Environmental Matters

In June 1997, the Ohio Environmental Protection Agency ("Ohio EPA") initiated an enforcement action against us with respect to alleged surface water violations and inadequate treatment capabilities at our Marysville facility and sought corrective action under the federal Resource Conservation Recovery Act. The action relates to several discontinued on-site disposal areas which date back to the early operations of the Marysville facility that we had already been assessing voluntarily. Since initiation of the action, we met with the Ohio Attorney General and the Ohio EPA, and we were ultimately able to negotiate an amicable resolution of these issues. On December 3, 2001, an agreed judicial Consent Order was submitted to the Union County Common Pleas Court and was entered by the court on January 25, 2002.

Now that the Consent Order has been entered, we have paid a $275,000 fine and must satisfactorily remediate the Marysville site. We have continued our remediation activities with the knowledge and oversight of the Ohio EPA. We completed an updated evaluation of our expected liability related to this matter based on the fine paid and remediation actions that we have taken and that we expect to take in the future and, based on the latest estimates, we recorded a charge of $3 million in the third quarter of fiscal 2002 to increase our reserve accordingly.

In addition to the dispute with the Ohio EPA, we are negotiating with the Philadelphia District of the U.S. Army Corps of Engineers ("Corps") regarding the terms of site remediation and the resolution of the Corps' civil penalty demand in connection with our prior peat harvesting operations at our Lafayette, New Jersey facility. We are also addressing remediation concerns raised by the Environment Agency of the United Kingdom with respect to emissions to air and groundwater at our Bramford (Suffolk), United Kingdom facility. We have reserved for our estimates of probable losses to be incurred in connection with each of these matters.

Regulations and environmental concerns also exist surrounding peat extraction in the United Kingdom and the European Union. In August 2000, English Nature, the nature conservation advisory body to the U.K. government, notified us that three of our peat harvesting sites in the United Kingdom were under consideration as possible "Special Areas of Conservation" under European Union Law. In April 2002, working in conjunction with Friends of the Earth (U.K.), we reached agreement with English Nature to transfer our interests in the properties and for the immediate cessation of all but a limited amount of peat extraction on one of the three sites in exchange for $18.1 million received in April 2002 and an additional approximately $3 million which will be received when we cease extraction at the third site. A gain of approximately $5 million is included in "Other Income". Proceeds of approximately $13 million have been recorded as deferred income and will be recognized into income over the 29 month period beginning May, 2002 which coincides with the expected peat extraction period at the third site. As a result of this transaction we have withdrawn our objection to the proposed European designations as Special Areas of Conservation and will undertake restoration work on the sites for which we will receive additional compensation from English Nature. We consider that we have sufficient raw material supplies available to replace the peat extracted from such sites.

The Company has determined that cement containing asbestos material at certain manufacturing facilities in the United Kingdom may require removal in the future.

At September 30, 2002, $8.2 million is accrued for the environmental matters described herein. The significant components of the accrual are costs for site remediation of $5.9 million and costs for asbestos abatement and other environmental exposures in the United Kingdom of $1.8 million. The significant portion of the costs accrued as of September 30, 2002 are expected to be paid in fiscal 2003; however, payments could be made for a period thereafter.

We believe that the amounts accrued as of September 30, 2002 are adequate to cover known environmental exposures based on current facts and estimates of likely outcome. However, the adequacy of these accruals is based on several significant assumptions:

(i) that we have identified all of the significant sites that must be remediated;

(ii) that there are no significant conditions of potential contamination that are unknown to the Company; and

(iii) that with respect to the agreed judicial Consent Order in Ohio, that potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

If there is a significant change in the facts and circumstances surrounding these assumptions, it could have a material impact on the ultimate outcome of these matters and the Company's results of operations, financial position and cash flows.

For year ended September 30, 2002, we made approximately $0.3 million in environmental capital expenditures and $5.4 million in environmental expenditures, compared with approximately $0.6 million in environmental capital expenditures and $2.1 million in other environmental expenses for fiscal year 2001.

AgrEvo Environmental Health, Inc.

On June 3, 1999, AgrEvo Environmental Health, Inc. ("AgrEvo") (which subsequently changed its name to Aventis Environmental Health Science USA LP) filed a complaint in the U.S. District Court for the Southern District of New York (the "New York Action"), against the Company, a subsidiary of the Company and Monsanto seeking damages and injunctive relief for alleged antitrust violations and breach of contract by the Company and its subsidiary, and antitrust violations and tortious interference with contract by Monsanto. The suit arises out of Scotts' purchase of a consumer herbicide business from AgrEvo in May 1998. AgrEvo claims in the suit that Scotts' subsequent agreement to become Monsanto's exclusive sales and marketing agent for Monsanto's consumer Roundup® business violated the federal antitrust laws. AgrEvo contends that Monsanto attempted to, or did, monopolize the market for non-selective herbicides and conspired with Scotts to eliminate the herbicide Scotts previously purchased from AgrEvo, which competed with Monsanto's Roundup®, in order to achieve or maintain a monopoly position in that market. AgrEvo also contends that Scotts' execution of various agreements with Monsanto, including the Roundup® marketing agreement, as well as Scotts' subsequent actions, violated the purchase agreements between AgrEvo and Scotts.

AgrEvo is requesting unspecified damages, as well as affirmative injunctive relief, and seeking to have the courts invalidate the Roundup® marketing agreement as violative of the federal antitrust laws. Under the indemnification provisions of the Roundup® marketing agreement, Monsanto and Scotts each have requested that the other indemnify against any losses arising from this lawsuit. On September 5, 2001, the magistrate judge, over the objections of Scotts and Monsanto, allowed AgrEvo to file another amended complaint to add claims transferred to it by its German parent, AgrEvo GmbH, and its 100 percent commonly owned affiliate, AgrEvo USA Company. Scotts and Monsanto have objected to the magistrate judge's order allowing the new claims. The district court will resolve these objections; if sustained, the newly-added claims will be stricken.

On June 29, 1999, AgrEvo also filed a complaint in the Superior Court of the State of Delaware (the "Delaware Action") against two of the Company's subsidiaries seeking damages for alleged breach of contract. AgrEvo alleges that, under the contracts by which a subsidiary of the Company purchased a herbicide business from AgrEvo in May 1998, two of the Company's subsidiaries have failed to pay AgrEvo approximately $0.6 million. AgrEvo is requesting damages in this amount, as well as pre- and post-judgment interest and attorneys' fees and costs. The Company's subsidiaries have moved to dismiss or stay this action. On January 31, 2000, the Delaware court stayed AgrEvo's action pending the resolution of a motion to amend the New York Action, and the resolution of the New York Action. The Company's subsidiaries intend to vigorously defend the asserted claims.

On May 15, 2002, AgrEvo filed an additional, duplicative complaint that makes the same claims that are made in the amended complaint in the New York Action, described above. On June 6, 2002, Scotts moved to dismiss this duplicative complaint as procedurally improper. There has been no ruling by the court on Scotts' motion.

The Company believes that AgrEvo's claims in this matter are without merit and intends to vigorously defend against them. If the above actions are determined adversely to the Company, the result could have a material adverse effect on Scotts' results of operations, financial position and cash flows. Any potential exposure that Scotts may face cannot be reasonably estimated. Therefore, no accrual has been established related to these matters.

Central Garden & Pet Company

Scotts v. Central Garden, Southern District of Ohio.

On June 30, 2000, the Company filed suit against Central Garden & Pet Company in the U.S. District Court for the Southern District of Ohio (the "Ohio Action") to recover approximately $24 million in accounts receivable and additional damages for other breaches of duty.

Central Garden filed counterclaims including allegations that Scotts and Central Garden had entered into an oral agreement in April 1998 whereby Scotts would allegedly share with Central Garden the benefits and liabilities of any future business integration between Scotts and Pharmacia Corporation (formerly Monsanto). The court dismissed a number of Central Garden's counterclaims as well as Scotts' claims that Central Garden breached other duties owed to Scotts. On April 22, 2002, a jury returned a verdict in favor of Scotts of $22.5 million and for Central Garden on its remaining counterclaims in an amount of approximately $12.1 million. Various post-trial motions have been filed in the Ohio Action, but so far Central Garden has not challenged the propriety of the $22.5 million award to Scotts and Scotts has challenged only $750,000 of the $12.1 million awarded to Central Garden on its counterclaim. Central Garden has challenged, however, the dismissal during trial of several other counterclaims.

Two counterclaims that the court permitted Central Garden to add on the eve of trial also remain pending. In these counterclaims, Central Garden seeks damages in an unspecified amount for Scotts' alleged breach of contract and conversion with respect to certain inventory held by Central Garden's subagents and subdistributors. A trial date of October 6, 2003 has been set on these remaining claims, and discovery has recently commenced.

Central Garden v. Scotts & Pharmacia, Northern District of California.

On July 7, 2000, Central Garden filed suit against the Company and Pharmacia in the U.S. District Court for the Northern District of California (San Francisco Division) alleging various claims, including breach of contract and violations of federal antitrust laws, and seeking an unspecified amount of damages and injunctive relief. On October 26, 2000, the District Court granted the Company's motion to dismiss Central Garden's breach of contract claims for lack of subject matter jurisdiction. On November 17, 2000, Central Garden filed an amended complaint in the District Court, re-alleging various claims for violations of federal antitrust laws and also alleging state antitrust claims. As described above, Central Garden and Pharmacia have settled some or all of their claims relating to this action.

On April 15, 2002, the Company and Central Garden each filed summary judgment motions in this action. On June 26, 2002, the court granted summary judgment in favor of the Company and dismissed all of Central Garden's claims. On July 28, 2002, Central Garden filed a notice of appeal. The case is now pending an appeal in the Ninth Circuit Court of Appeals.

Central Garden v. Scotts & Pharmacia, Contra Costa Superior Court.

On October 31, 2000, Central Garden filed an additional complaint against the Company and Pharmacia in the California Superior Court for Contra Costa County. That complaint seeks to assert the breach of contract claims previously dismissed by the District Court in the California federal action described above, and additional claims under Section 17200 of the California Business and Professions

Code. On December 4, 2000, the Company and Pharmacia jointly filed a motion to stay this action based on the pendency of prior lawsuits (including the three actions described above) that involve the same subject matter. By order dated February 23, 2001, the Superior Court stayed the action pending before it.

All claims in the Contra Costa action currently remain stayed. A further status conference is set for May 29, 2003. Central Garden and Pharmacia have settled their claims relating to this action.

Scotts believes that Central Garden's remaining claims are without merit and intends to vigorously defend against them. Although Scotts has prevailed consistently and extensively in the litigation with Central Garden, the decisions in Scotts' favor are subject to appeal. If, upon appeal or otherwise, the above actions are determined adversely to Scotts, the result could have a material adverse effect on Scotts' results of operations, financial position and cash flows. Scotts believes that it will continue to prevail in the Central Garden matters and that any potential exposure that Scotts may face cannot be reasonably estimated. Therefore, no accrual has been established related to claims brought against Scotts by Central Garden, except for amounts ordered paid to Central Garden in the Ohio Action for which the Company believes it has adequate reserves recorded for the amounts it may ultimately be required to pay.

NOTE 17. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The Company sells its consumer products to a wide variety of retailers, including mass merchandisers, home centers, independent hardware stores, nurseries, garden outlets, warehouse clubs and local and regional chains. Professional products are sold to commercial nurseries, greenhouses, landscape services, and growers of specialty agriculture crops.

At September 30, 2002, 67% of the Company's accounts receivable was due from customers in North America. Approximately 94% of these receivables were generated from the Company's North American Consumer segment. The most significant concentration of receivables within this segment was from home centers, which accounted for 32%, followed by mass merchandisers at 7% of the Company's receivables balance at September 30, 2002. No other retail concentrations (e.g., independent hardware stores, nurseries, etc. in similar markets) accounted for more than 5% of the Company's accounts receivable balance at September 30, 2002. The Company's two largest customers accounted for 33% of the North American Consumer accounts receivable balance at September 30, 2002.

The remaining 6% of North American accounts receivable was generated from customers of the Scotts LawnService® and Global Professional segments located in North America. As a result of the changes in distribution methods made in fiscal 2000 for the Global Professional segment customers in North America, nearly all products are sold through distributors. Accordingly, nearly all of the Global Professional segment's North American accounts receivable at September 30, 2002 is due from distributors.

The 33% of accounts receivable generated outside of North America is due from retailers, distributors, nurseries and growers. No concentrations of customers or individual customers within this group account for more than 10% of the Company's accounts receivable balance at September 30, 2002.

At September 30, 2002, the Company's concentrations of credit risk were similar to those existing at September 30, 2001.

The Company's two largest customers accounted for the following percentage of net sales in each respective period:

	Largest Customer	2nd Largest Customer
2002	25.8%	13.2%
2001	24.3%	12.5%
2000	20.0%	7.6%

Sales to the Company's two largest customers are reported within Scotts' North American Consumer segment. No other customers accounted for more than 10% of fiscal 2002, 2001 or 2000 net sales.

NOTE 18. OTHER EXPENSE (INCOME)

Other expense (income) consisted of the following for the fiscal years ended September 30:

	2002	2001	2000
		($ millions)	
Royalty income	$ (3.1)	$(4.9)	$ (5.1)
Legal and insurance settlements		(3.6)	
Gain on sale of assets			(4.6)
Gain from peat transaction	(6.3)		
Asset valuation and write-off charges		0.1	1.8
Foreign currency losses	0.2	0.5	0.9
Other, net	(2.8)	(0.6)	1.0
Total	$(12.0)	$(8.5)	$(6.0)

NOTE 19. NEW ACCOUNTING STANDARDS

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This statement modifies and amends the accounting for restructuring activities that are currently accounted for in accordance with EITF Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires most charges to be recorded when they are incurred, rather than when it is identified that a cost resulting from a restructuring activity is likely to be incurred. This Statement applies to restructuring activities occurring after December 31, 2002. The adoption of this standard will not have an impact on the Company's restructuring costs incurred prior to the adoption of SFAS No. 146. However the adoption of SFAS No. 146 can be expected to impact the timing of liability recognition associated with future restructuring and exit activities.

NOTE 20. SUPPLEMENTAL CASH FLOW INFORMATION

	2002	2001	2000
		($ millions)	
Interest paid (net of amount capitalized)	$68.1	$86.5	$88.3
Income taxes paid	33.4	47.2	10.0
Businesses acquired:			
Fair value of assets acquired, net of cash	51.9	53.5	4.8
Cash paid	(31.0)	(26.5)	(2.7)
Notes issued to sellers	20.9	27.0	2.1

NOTE 21. SEGMENT INFORMATION

For fiscal 2002, the Company was divided into four reportable segments—North American Consumer, Scotts LawnService®, Global Professional and International Consumer. The North American Consumer segment consists of the Lawns, Gardens, Growing Media, Ortho and Canada businesses. These segments differ from those used in the prior year due to segregating of the Scotts LawnService® business from the North American Consumer business because of a change in reporting structure whereby Scotts LawnService® no longer reports to senior management of the North American Consumer segment.

The North American Consumer segment specializes in dry, granular slow-release lawn fertilizers, lawn fertilizer combination and lawn control products, grass seed, spreaders, water-soluble and controlled-release garden and indoor plant foods, plant care products and potting soils, barks, mulches and other growing media products and pesticides products. Products are marketed to mass merchandisers, home improvement centers, large hardware chains, nurseries and gardens centers.

The Scotts LawnService® segment provides lawn fertilization, insect control and other related services such as core aeration primarily to residential consumers through company-owned branches and franchises. In most company markets, Scotts LawnService® also offers tree and shrub fertilization, disease and insect control treatments and, in our larger branches, we offer an exterior barrier pest control service.

The Global Professional segment is focused on a full line of horticulture products including controlled-release and water-soluble fertilizers and plant protection products, grass seed, spreaders, customer application services and growing media. Products are sold to lawn and landscape service companies, commercial nurseries and greenhouses and specialty crop growers. Our Branded Plants business and biotechnology operations are also part of the Global Professional segment. Prior to June 2000, this segment also included the Company's ProTurf® business, which was sold in May 2000.

The International Consumer segment provides products similar to those described above for the North American Consumer segment to consumers in countries other than the United States and Canada.

The following table presents segment financial information in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". Pursuant to SFAS No. 131, the presentation of the segment financial information is consistent with the basis used by management (i.e., certain costs not allocated to business segments for internal management

reporting purposes are not allocated for purposes of this presentation). Prior periods have been restated to conform to this basis of presentation.

		N.A. Consumer	Scotts LawnService®	Global Professional	International Consumer	Corporate	Total
				($ millions)			
Net Sales:							
	2002	$1,254.8	$75.6	$ 181.2	$249.0	$	$1,760.6
	2001	1,216.8	41.2	185.7	252.1		1,695.8
	2000	1,189.5	21.4	180.5	264.8		1,656.2
Income (loss) from Operations:							
	2002	$ 273.7	$ 8.8	$ 13.1	$ 16.6	$ (67.3)	$ 244.9
	2001	250.7	4.7	12.7	(4.0)	(120.0)	144.1
	2000	243.3	0.9	26.4	21.0	(54.2)	237.4
Operating Margin:							
	2002	21.8%	11.6%	7.2%	6.7%	nm	13.9%
	2001	20.6%	11.4%	6.8%	(1.6)%	nm	8.5%
	2000	20.5%	4.2%	14.6%	7.9%	nm	14.3%
Depreciation and Amortization:							
	2002	$ 27.7	$ 2.1	$ 0.4	$ 8.5	$ 4.8	$ 43.5
	2001	38.0	1.9	5.1	14.0	4.6	63.6
	2000	34.8	1.2	4.9	12.7	7.4	61.0
Capital Expenditures:							
	2002	$ 39.0	$ 2.4	$ 2.4	$ 4.2	$ 9.0	$ 57.0
	2001	31.7	1.1	1.9	5.1	23.6	63.4
	2000	31.3	0.8	9.8	9.5	21.1	72.5
Long-Lived Assets:							
	2002	$ 676.4	$80.8	$ 70.6	$227.5	$ 65.6	$1,120.9
	2001	666.2	29.2	65.4	264.3	56.6	1,081.7
Total Assets:							
	2002	$1,069.3	$97.2	$ 134.3	$401.2	$ 199.4	$1,901.4
	2001	1,115.5	28.0	141.0	397.9	160.6	1,843.0

nm — Not meaningful

Income (loss) from operations reported for Scotts' four operating segments represents earnings before amortization of intangible assets, interest and taxes, since this is the measure of profitability used by management. Accordingly, the Corporate operating loss for the fiscal years ended September 30, 2002, 2001 and 2000 includes amortization of certain intangible assets, unallocated corporate general and administrative expenses, certain other income/expense not allocated to the business segments and North America restructuring charges in fiscal 2002 and 2001. International restructuring charges of approximately $4.5 million and $10.4 million are included in International Consumer's operating loss in fiscal 2002 and 2001, respectively. Global Professional operating income in fiscal 2001 is net of restructuring charges of $2.9 million.

Total assets reported for Scotts' operating segments include the intangible assets for the acquired businesses within those segments. Corporate assets primarily include deferred financing and debt issuance costs, corporate intangible assets as well as deferred tax assets.

NOTE 22. QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal 2002 and 2001.

	Amended 1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Full Year
	(in millions, except per share data)				
FISCAL 2002					
Net sales	$163.0	$602.1	$692.2	$303.3	$1,760.6
Gross profit	31.1	239.9	270.6	93.3	634.9
Net income (loss) before cumulative effect of accounting change	(47.0)	64.9	95.8	(12.7)	101.0
Cumulative effect of change in accounting for intangible assets, net of tax	(18.5)	—	—	—	(18.5)
Net income (loss)	(65.5)	64.9	95.8	(12.7)	82.5
Basic earnings (loss) per common share before effect of accounting change	$ (1.63)	$ 2.23	$ 3.25	$ (0.43)	$ 3.44
Cumulative effect of change in accounting for intangible assets, net of tax	(0.64)	—	—	—	(0.63)
Basic earnings (loss) per common share	(2.27)	2.23	3.25	(0.43)	2.81
Common shares used in basic EPS calculation	28.8	29.1	29.5	29.8	29.3
Diluted earnings (loss) per common share before cumulative effect of accounting change	$ (1.63)	$ 2.06	$ 3.02	$ (0.43)	$ 3.19
Cumulative effect of change in accounting for intangible assets, net of tax	(0.64)	—	—	—	(0.58)
Diluted earnings (loss) per common share	(2.27)	2.06	3.02	(0.43)	2.61
Common shares and dilutive potential common shares used in diluted EPS calculation	28.8	31.5	31.8	29.8	31.7

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Full Year
	(in millions, except per share data)				
FISCAL 2001					
Net sales	$147.0	$713.5	$598.6	$236.7	$1,695.8
Gross profit	31.3	292.0	218.3	54.8	596.4
Net income (loss)	(51.2)	84.8	45.4	(63.5)	15.5
Basic earnings (loss) per common share	$ (1.83)	$ 3.01	$ 1.60	$ (2.24)	$ 0.55
Common shares used in basic EPS calculation	28.0	28.2	28.3	28.4	28.4
Diluted earnings (loss) per common share	$ (1.83)	$ 2.80	$ 1.49	$ (2.24)	$ 0.51
Common shares and dilutive potential common shares used in diluted EPS calculation	28.0	30.3	30.6	28.4	30.4

Certain reclassifications have been made within interim periods.

Common stock equivalents, such as stock options and warrants, are excluded from the diluted loss per share calculation in periods where there is a net loss because their effect is anti-dilutive.

Scotts' business is highly seasonal with over 70% of sales occurring in the second and third fiscal quarters combined.

NOTE 23. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTORS

In January 1999, The Scotts Company issued $330 million of 8⁵/₈% Senior Subordinated Notes due 2009 to qualified institutional buyers under the provisions of Rule 144A of the Securities Act of 1933. These Notes were subsequently registered in December 2000. In January 2002, the Company issued an additional $70 million of 8⁵/₈% Senior Subordinated Notes due 2009 and a Form S-4 registration has been filed to register the Notes.

The Notes are general obligations of The Scotts Company and are guaranteed by all of the existing wholly-owned, domestic subsidiaries and all future wholly-owned, significant (as defined in Regulation S-X of the Securities and Exchange Commission) domestic subsidiaries of The Scotts Company. These subsidiary guarantors jointly and severally guarantee The Scotts Company's obligations under the Notes. The guarantees represent full and unconditional general obligations of each subsidiary that are subordinated in right of payment to all existing and future senior debt of that subsidiary but are senior in right of payment to any future junior subordinated debt of that subsidiary.

The following information presents consolidating Statements of Operations and Statements of Cash Flows for the three years ended September 30, 2002 and consolidated Balance Sheets as of September 30, 2002 and 2001. Separate audited financial statements of the individual guarantor subsidiaries have not been provided because management does not believe they would be meaningful to investors.

The Scotts Company
Statement of Operations
for the fiscal year ended September 30, 2002
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
Net sales	$ 911.3	$ 418.0	$ 431.3	$	$ 1,760.6
Cost of sales	622.9	234.7	266.4		1,124.0
Restructuring and other charges	1.5		0.2		1.7
Gross profit	286.9	183.3	164.7		634.9
Gross commission earned from marketing agreement	37.2		2.4		39.6
Costs associated with marketing agreement	23.4				23.4
Net commission earned from marketing agreement	13.8		2.4		16.2
Advertising	47.1	11.4	23.7		82.2
Selling, general and administrative	198.9	16.7	114.0		329.6
Restructuring and other charges	1.9	0.6	3.9		6.4
Amortization of intangible assets	0.4	0.6	4.7		5.7
Equity (income) loss in non-guarantors	(67.8)			67.8	
Intercompany allocations	(24.9)	13.7	11.2		
Other (income) expense, net	(1.2)	(2.7)	(8.1)		(12.0)
Income (loss) from operations	146.3	143.0	17.7	(67.8)	239.2
Interest (income) expense	73.0	(14.6)	17.9		76.3
Income (loss) before income taxes	73.3	157.6	(0.2)	(67.8)	162.9
Income taxes (benefit)	2.1	59.8			61.9
Income (loss) before cumulative effect of accounting change	71.2	97.8	(0.2)	(67.8)	101.0
Cumulative effect of change in accounting for intangible assets, net of tax	11.3	(3.3)	(26.5)		(18.5)
Net income (loss)	$ 82.5	$ 94.5	$ (26.7)	$ (67.8)	$ 82.5

The Scotts Company
Statement of Cash Flows
for the fiscal year ended September 30, 2002
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income (loss)	$ 82.5	$ 94.5	$ (26.7)	$(67.8)	$ 82.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Cumulative effect of change in accounting for intangible assets, pre-tax		3.3	26.5		29.8
Depreciation	18.3	9.7	6.4		34.4
Amortization	3.8	0.6	4.7		9.1
Deferred taxes	21.2				21.2
Equity income in non-guarantors	(67.8)			67.8	
Restructuring and other charges					
Loss on sale of property					
Changes in assets and liabilities, net of acquired businesses:					
Accounts receivable	(3.9)	(21.9)	(3.2)		(29.0)
Inventories	92.8	5.1	1.5		99.4
Prepaid and other current assets	(0.3)	0.7	(3.1)		(2.7)
Accounts payable	(15.3)	(3.1)	1.4		(17.0)
Accrued taxes and liabilities	1.3	9.5	0.9		11.7
Restructuring reserves	(20.5)	0.7	(8.1)		(27.9)
Other assets	(14.9)	4.1	6.3		(4.5)
Other liabilities	32.4	0.2	1.0		33.6
Other, net	(10.6)	(0.4)	(5.3)		(16.3)
Net cash provided by operating activities	119.0	103.0	2.3		224.3
CASH FLOWS FROM INVESTING ACTIVITIES					
Investment in property, plant and equipment	(34.1)	(16.3)	(6.6)		(57.0)
Proceeds from sale of equipment					
Investments in acquired businesses, net of cash acquired		(0.5)	(30.5)		(31.0)
Repayment of seller notes	(2.1)	(13.5)	(16.4)		(32.0)
Other, net			7.0		7.0
Net cash used in investing activities	(36.2)	(30.3)	(46.5)		(113.0)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net repayments under revolving and bank lines of credit	(1.8)		(95.8)		(97.6)
Net borrowings under term loans	(1.0)		(30.9)		(31.9)
Issuance of 8 5/8% senior subordinated notes, net of issuance fees	70.2				70.2
Financing and issuance fees	(2.2)				(2.2)
Cash received from exercise of stock options	19.7				19.7
Intercompany financing	(116.4)	(73.1)	189.5		
Net cash provided by (used in) financing activities	(31.5)	(73.1)	62.8		(41.8)
Effect of exchange rate changes on cash			11.5		11.5
Net increase (decrease) in cash	51.3	(0.4)	30.1		81.0
Cash and cash equivalents, beginning of period	3.4	0.6	14.7		18.7
Cash and cash equivalents, end of period	$ 54.7	$ 0.2	$ 44.8	$	$ 99.7

The Scotts Company
Balance Sheet
As of September 30, 2002
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS					
Current Assets:					
Cash	$ 54.7	$ 0.2	$ 44.8	$	$ 99.7
Accounts receivable, net	97.3	75.0	77.6		249.9
Inventories, net	144.1	48.9	76.1		269.1
Current deferred tax asset	74.6	0.4	(0.4)		74.6
Prepaid and other assets	17.0	1.9	17.9		36.8
Total current assets	387.7	126.4	216.0		730.1
Property, plant and equipment, net	212.7	80.4	36.1		329.2
Intangible assets, net	26.4	474.7	290.6		791.7
Other assets	43.6	2.1	4.7		50.4
Investment in affiliates	941.6			(941.6)	
Intracompany assets	182.1	273.9		(456.0)	
Total assets	1,794.1	957.5	547.4	(1,397.6)	1,901.4
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Short-term debt	65.1	3.7	29.4		98.2
Accounts payable	59.9	17.4	56.7		134.0
Accrued liabilities	111.7	21.2	73.5		206.4
Accrued taxes	14.2	1.9	(2.9)		13.2
Total current liabilities	250.9	44.2	156.7		451.8
Long-term debt	606.0	3.4	121.8		731.2
Other liabilities	97.9	1.7	24.9		124.5
Intracompany liabilities	245.4	—	210.6	(456.0)	
Total liabilities	1,200.2	49.3	514.0	(456.0)	1,307.5
Commitments and Contingencies					
Shareholders' Equity:					
Preferred shares, no par value, none issued					
Investment from parent		486.8	61.6	(548.4)	
Common shares, no par value per share, $.01 stated value per share, issued 31.3 shares in 2002	0.3				0.3
Capital in excess of stated value	398.6				398.6
Retained earnings	294.8	423.8	(6.3)	(417.5)	294.8
Treasury stock at cost, 1.2 shares in 2002	(41.8)				(41.8)
Accumulated other comprehensive income	(58.0)	(2.4)	(21.9)	24.3	(58.0)
Total shareholders' equity	593.9	908.2	33.4	(941.6)	593.9
Total liabilities and shareholders' equity	$1,794.1	$957.5	$547.4	$(1,397.6)	$1,901.4

The Scotts Company
Statement of Operations
for the fiscal year ended September 30, 2001
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
Net sales	$919.6	$380.2	$396.0	$	$1,695.8
Cost of sales	633.8	216.4	241.9		1,092.1
Restructuring and other charges	2.5	1.4	3.4		7.3
Gross profit	283.3	162.4	150.7		596.4
Gross commission earned from marketing agreement	34.6		4.5		39.1
Costs associated with marketing agreement	16.9		1.4		18.3
Net commission earned from marketing agreement	17.7		3.1		20.8
Advertising	59.9	0.3	28.9		89.1
Selling, general and administrative	194.5	21.6	108.0		324.1
Restructuring and other charges	47.5	11.0	9.9		68.4
Amortization of intangible assets	1.7	15.8	10.2		27.7
Equity (income) loss in non-guarantors	(61.7)			61.7	
Intercompany allocations	1.0	(9.1)	8.1		
Other (income) expense, net	(3.5)	(5.4)	0.4		(8.5)
Income (loss) from operations	61.6	128.2	(11.7)	(61.7)	116.4
Interest (income) expense	78.4	(14.3)	23.6		87.7
Income (loss) before income taxes	(16.8)	142.5	(35.3)	(61.7)	28.7
Income taxes (benefit)	(32.3)	60.5	(15.0)		13.2
Income (loss) before cumulative effect of accounting change	15.5	82.0	(20.3)	(61.7)	15.5
Cumulative effect of change in accounting for intangible assets, net of tax					
Net income (loss)	$ 15.5	$ 82.0	$ (20.3)	$(61.7)	$ 15.5

The Scotts Company
Statement of Cash Flows
for the fiscal year ended September 30, 2001
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income (loss)	$ 15.5	$ 82.0	$(20.3)	$(61.7)	$ 15.5
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:					
Cumulative effect of change in accounting for intangible assets, pre-tax					
Depreciation	15.5	10.2	6.9		32.6
Amortization	1.9	15.7	13.4		31.0
Deferred taxes	(19.9)				(19.9)
Equity income in non-guarantors	(61.7)			61.7	
Restructuring and other charges	13.2	14.5			27.7
Loss on sale of property					
Changes in assets and liabilities, net of acquired businesses:					
Accounts receivable	0.4	(10.3)	(4.3)		(14.2)
Inventories	(48.9)	(5.2)	(14.4)		(68.5)
Prepaid and other current assets	28.7	(1.5)	4.2		31.4
Accounts payable	(6.5)	(2.9)	6.6		(2.8)
Accrued taxes and liabilities	32.6	(72.1)	16.8		(22.7)
Restructuring reserves	13.3	11.4	12.6		37.3
Other assets	(3.9)	13.3	(3.3)		6.1
Other liabilities	1.6	(10.8)	16.8		7.6
Other, net	10.4	0.4	(6.2)		4.6
Net cash (used in) provided by operating activities	(7.8)	44.7	28.8		65.7
CASH FLOWS FROM INVESTING ACTIVITIES					
Investment in property, plant and equipment	(41.8)	(13.9)	(7.7)		(63.4)
Proceeds from sale of equipment					
Investments in acquired businesses, net of cash acquired		(13.5)	(13.0)		(26.5)
Repayment of seller notes		(1.2)	(9.9)		(11.1)
Net cash used in investing activities	(41.8)	(28.6)	(30.6)		(101.0)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net borrowings under revolving and bank lines of credit	59.5		2.2		61.7
Net borrowings under term loans	(55.7)				(55.7)
Issuance of 8⅝% senior subordinated notes, net of issuance fees					
Financing and issuance fees	(1.6)				(1.6)
Cash received from exercise of stock options	17.0				17.0
Intercompany financing	17.8	(14.9)	(2.9)		
Net cash provided by (used in) financing activities	37.0	(14.9)	(0.7)		21.4
Effect of exchange rate changes on cash			(0.4)		(0.4)
Net increase (decrease) in cash	(12.6)	1.2	(2.9)		(14.3)
Cash and cash equivalents, beginning of period	16.0	(0.6)	17.6		33.0
Cash and cash equivalents, end of period	$ 3.4	$ 0.6	$ 14.7	$	$ 18.7

The Scotts Company
Balance Sheet
As of September 30, 2001
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS					
Current Assets:					
Cash	$ 3.4	$ 0.6	$ 14.7	$	$ 18.7
Accounts receivable, net	93.3	53.1	74.4		220.8
Inventories, net	236.8	54.0	77.6		368.4
Current deferred tax asset	52.2	0.5	(0.5)		52.2
Prepaid and other assets	16.7	2.6	14.8		34.1
Total current assets	402.4	110.8	181.0		694.2
Property, plant and equipment, net	196.5	75.0	39.2		310.7
Intangible assets, net	28.8	478.6	263.7		771.1
Other assets	49.7	6.1	11.2		67.0
Investment in affiliates	872.0			(872.0)	
Intracompany assets		215.6		(215.6)	
Total assets	1,549.4	886.1	495.1	(1,087.6)	1,843.0
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Short-term debt	31.5	15.0	24.8		71.3
Accounts payable	75.1	20.5	55.3		150.9
Accrued liabilities	124.0	26.6	57.4		208.0
Accrued taxes	16.4	2.8	(4.3)		14.9
Total current liabilities	247.0	64.9	133.2		445.1
Long-term debt	559.1	5.8	251.6		816.5
Other liabilities	48.8	0.4	26.0		75.2
Intracompany liabilities	188.3		27.3	(215.6)	
Total liabilities	1,043.2	71.1	438.1	(215.6)	1,336.8
Commitments and Contingencies					
Shareholders' Equity:					
Preferred shares, no par value, none issued					
Investment from parent		488.1	60.4	(548.5)	
Common shares, no par value per share, $.01 stated value per share, issued 31.3 shares in 2001	0.3				0.3
Capital in excess of stated value	398.3				398.3
Retained earnings	212.3	329.3	20.4	(349.7)	212.3
Treasury stock at cost, 2.6 shares in 2001	(70.0)				(70.0)
Accumulated other comprehensive income	(34.7)	(2.4)	(23.8)	26.2	(34.7)
Total shareholders' equity	506.2	815.0	57.0	(872.0)	506.2
Total liabilities and shareholders' equity	$1,549.4	$886.1	$495.1	$(1,087.6)	$1,843.0

The Scotts Company
Statement of Operations
for the fiscal year ended September 30, 2000
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
Net sales	$862.7	$398.8	$394.7	$	$1,656.2
Cost of sales	559.2	260.2	233.0		1,052.4
Gross profit	303.5	138.6	161.7		603.8
Gross commission earned from marketing agreement	34.9		4.3		39.2
Costs associated with marketing agreement	9.2		0.7		9.9
Net commission earned from marketing agreement	25.7		3.6		29.3
Advertising	47.7	18.5	22.8		89.0
Selling, general and administrative	184.3	25.9	102.6		312.8
Amortization of goodwill and other intangibles	2.0	15.5	9.6		27.1
Equity (income) loss in non-guarantors	(52.4)			52.4	
Intercompany allocations	(19.7)	9.8	9.9		
Other (income) expenses, net	1.8	(8.7)	0.9		(6.0)
Income (loss) from operations	165.5	77.6	19.5	(52.4)	210.2
Interest (income) expense	81.5	(11.3)	23.7		93.9
Income (loss) before income taxes	84.0	88.9	(4.2)	(52.4)	116.3
Income taxes (benefit)	10.9	33.9	(1.6)		43.2
Income (loss) before cumulative effect of accounting change	73.1	55.0	(2.6)	(52.4)	73.1
Cumulative effect of change in accounting for intangible assets, net of tax					
Net income (loss)	$ 73.1	$ 55.0	$ (2.6)	$(52.4)	$ 73.1

The Scotts Company
Statement of Cash Flows
for the fiscal year ended September 30, 2000
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income (loss)	$ 73.1	$ 55.0	$ (2.6)	$(52.4)	$ 73.1
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Cumulative effect of change in accounting for intangible assets, pre-tax					
Depreciation	16.0	8.0	5.0		29.0
Amortization	5.6	16.5	9.9		32.0
Deferred taxes	7.5				7.5
Equity income in non-guarantors	(52.4)			52.4	
Loss on sale of fixed assets	0.6	1.8	2.0		4.4
Gain on sale of business	(4.6)				(4.6)
Changes in assets and liabilities, net of acquired businesses:					
Accounts receivable	48.3	(43.5)	1.6		6.4
Inventories	(18.2)	12.5	11.5		5.8
Prepaid and other current assets	(13.0)	1.2	2.6		(9.2)
Accounts payable	(5.0)	17.9	6.5		19.4
Accrued taxes and other liabilities	51.5	(12.7)	(16.3)		22.5
Other assets	(1.8)	(6.5)	3.6		(4.7)
Other liabilities	3.1	(1.0)	(8.5)		(6.4)
Other, net	(4.9)	1.5	(0.3)		(3.7)
Net cash provided by operating activities	105.8	50.7	15.0		171.5
CASH FLOWS FROM INVESTING ACTIVITIES					
Investment in property, plant and equipment	(53.2)	(9.0)	(10.3)		(72.5)
Proceeds from sale of equipment			1.8		1.8
Investments in non-guarantors	(11.8)	(4.1)	(2.4)		(18.3)
Repayments of seller notes	7.0		(8.0)		(1.0)
Other net	0.5				0.5
Net cash used in investing activities	(57.5)	(13.1)	(18.9)		(89.5)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net (repayments) borrowings under revolving and bank lines of credit	(23.5)	4.5	(7.0)		(26.0)
Net borrowings under term loans	(23.7)				(23.7)
Issuance of 8⁵/₈% senior subordinated notes, net of issuance fees					
Financing and issuance fees	(1.0)				(1.0)
Dividends on Class A Convertible Preferred Stock	(6.4)				(6.4)
Repurchase of treasury shares	(23.9)				(23.9)
Cash received from exercise of stock options	2.8				2.8
Intercompany financing	34.9	(45.8)	10.9		
Net cash used in financing activities	(40.8)	(41.3)	3.9		(78.2)
Effect of exchange rate changes on cash			(1.1)		(1.1)
Net increase (decrease) in cash	7.5	(3.7)	(1.1)		2.7
Cash and cash equivalents, beginning of period	8.5	3.1	18.7		30.3
Cash and cash equivalents, end of period	$ 16.0	$ (0.6)	$ 17.6	$	$ 33.0

STOCK PRICE AND DIVIDEND INFORMATION

The common shares of The Scotts Company trade on the New York Stock Exchange under the symbol "SMG".

	Sale Prices	
	High	Low
FISCAL 2001		
1st quarter	$38.125	$28.875
2nd quarter	43.070	36.625
3rd quarter	47.100	36.130
4th quarter	42.020	33.320
FISCAL 2002		
1st quarter	$47.300	$34.450
2nd quarter	48.990	43.470
3rd quarter	50.350	42.390
4th quarter	49.390	35.430

We have not paid dividends on the common shares in the past and do not presently plan to pay dividends on the common shares. It is presently anticipated that earnings will be retained and reinvested to support the growth of our business. The payment of future dividends, if any, on common shares will be determined by the Board of Directors of Scotts in light of conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors.

As of December 6, 2002, there were approximately 9,040 shareholders including holders of record and our estimate of beneficial holders.

OFFICERS AND DIRECTORS
OF
THE SCOTTS COMPANY

Executive Officers

James Hagedorn
President and Chief Executive Officer, Director

Charles M. Berger
Chairman of the Board, Director
(through the 2003 Annual Meeting)

Michael P. Kelty, Ph.D.
Vice Chairman and
Executive Vice President

David M. Aronowitz
Executive Vice President,
General Counsel and
Corporate Secretary

Michel J. Farkouh
Executive Vice President,
International Consumer
Business Group

Christopher L. Nagel
Senior Vice President and
Chief Financial Officer
(effective January 1, 2003)

Patrick J. Norton
Executive Vice President and
Chief Financial Officer through December 31, 2002,
Director

L. Robert Stohler
Executive Vice President,
North America

Denise S. Stump
Senior Vice President,
Global Human Resources

Outside Directors

Arnold W. Donald
Chairman and Chief Executive Officer,
Merisant Company
Seller of health,
nutritional and lifestyle products

Joseph P. Flannery
Chairman, President and
Chief Executive Officer,
Uniroyal Holding, Inc.
An investment management company

Albert E. Harris
President (retired),
EDBH, Inc.

John Kenlon
Senior Vice President (retired),
Consumer Gardens Business Group
The Scotts Company

Katherine Hagedorn Littlefield
Chairman,
Hagedorn Partnership, L.P.
Private investment partnership

Karen G. Mills
Managing Director and Founder,
Solera Capital
Private equity firm

John M. Sullivan
Independent director for
several companies

L. Jack Van Fossen
President,
Nessoff Corporation
Privately-held investment company

John Walker, Ph.D.
Chairman,
Advent International, plc
Private equity management company



The Scotts Company

14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011
www.scotts.com



The Scotts Company

14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011
www.scotts.com

GIVE BACK
TO GROW



INVEST IN THE FUTURE. The Scotts Company invites you to join us in supporting Farms for City Kids, a program designed to help urban children apply their classroom learning on a working Vermont dairy farm. To learn more, visit www.farmforcitykids.org.



The Scotts Miracle-Gro Foundation also is proud to support Miracle-Gro Kids Columbus, a unique program that will help 50 fourth grade students from Trevitt Elementary School in Columbus, Ohio succeed in the classroom – all the way through college.



©2002, The Scotts Company.
World Rights Reserved.